                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-69702

                              [LOUIS DREYFUS LOGO]

Dear Shareholders:

  On September 9, 2001, Dominion Resources, Inc. agreed to acquire Louis Dreyfus Natural Gas Corp. by merging Louis Dreyfus into a wholly owned subsidiary of Dominion. In the merger, each Louis Dreyfus shareholder, other than those exercising dissenter's rights, will receive $20.00 in cash and
0.3226 shares of Dominion common stock for each share of Louis Dreyfus common stock that the shareholder owns. The merger agreement requires the approval of Louis Dreyfus shareholders. We have scheduled a special meeting of our shareholders on October 30, 2001, to vote on the merger. Regardless of the number of shares that you own or whether you plan to attend the meeting, it is important that your shares be represented and voted. Voting instructions are inside.

  THE LOUIS DREYFUS BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE AND IN THE BEST INTEREST OF LOUIS DREYFUS AND ITS SHAREHOLDERS. ACCORDINGLY, THE LOUIS DREYFUS BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE TO APPROVE THE MERGER AGREEMENT.

  This document provides you with detailed information about the proposed merger. We encourage you to read the entire document carefully. Louis Dreyfus common stock is traded on the New York Stock Exchange under the symbol "LD." Dominion common stock is traded on the New York Stock Exchange under the symbol "D."

                                          Sincerely,

                                          /s/ Mark E. Monroe
                                          Mark E. Monroe,
                                          President and Chief Executive
                                           Officer

For a discussion of certain risk factors that you should consider in evaluating the merger, see "Risk Factors" beginning on page 10.


    Neither the Securities and Exchange Commission nor any state securities commission has approved the Dominion common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

      This proxy statement/prospectus is dated September 27, 2001, and is first being mailed to shareholders on or about October 1, 2001.

  This document is the proxy statement of Louis Dreyfus Natural Gas Corp. for its special shareholders' meeting and the prospectus of Dominion Resources, Inc. for the common stock to be issued in connection with the merger of Louis Dreyfus with a subsidiary of Dominion. This document gives you detailed information about the merger. This proxy statement/prospectus incorporates by reference other documents containing important business and financial information about Louis Dreyfus and Dominion that are not included in this proxy statement/prospectus. You may obtain this information without charge from Dominion or Louis Dreyfus upon written or oral request as described under "Where You Can Find More Information" on page 91. To obtain timely delivery of this information, please make your request by October 23, 2001.

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 30, 2001

TO THE SHAREHOLDERS OF LOUIS DREYFUS NATURAL GAS CORP.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation, will be held on October 30, 2001 at 10:00 a.m., central time, at the Louis Dreyfus principal corporate office, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma, for the following purpose:

    To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 9, 2001 among Dominion Resources, Inc., Consolidated Natural Gas Company and Louis Dreyfus Natural Gas Corp., as amended by Amendment No. 1 dated as of September 17, 2001, providing for the merger of Louis Dreyfus Natural Gas Corp. with and into a wholly owned subsidiary of Dominion Resources, Inc.

  The Agreement and Plan of Merger, as amended, is more fully described in the Proxy Statement/ Prospectus accompanying this Notice. The meeting may be adjourned from time to time and, at any reconvened meeting, action with respect to the matter specified in this Notice may be taken without further notice to the shareholders, unless required by applicable law or the bylaws of Louis Dreyfus.

  Appraisal rights are available to Louis Dreyfus shareholders in connection with the merger. A copy of the Oklahoma appraisal rights statute is contained in Annex D to the Proxy Statement/Prospectus accompanying this Notice.

  Only shareholders of record at the close of business on September 24, 2001 are entitled to notice of, and to vote at the meeting. A list of the shareholders entitled to vote will be available at the meeting and at the Louis Dreyfus principal corporate office, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma for the ten days before the meeting. All shareholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a proxy issued in your name by the record holder.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Kevin R. White
                                          Kevin R. White, Corporate Secretary

Oklahoma City, Oklahoma
September 27, 2001


       Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the special meeting.

 The Louis Dreyfus board of directors unanimously recommends that shareholders vote FOR
 the proposal to approve and adopt the merger agreement at the special meeting.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS......................................................   1

PROXY STATEMENT/PROSPECTUS SUMMARY.........................................   3

RISK FACTORS...............................................................  10

COMPARATIVE MARKET PRICE INFORMATION.......................................  11
  Dominion.................................................................  11
  Louis Dreyfus ...........................................................  11
  Comparative Per Share Market Price Data..................................  12
  Comparative Unaudited Per Common Share Data..............................  13

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA............................  14
  Dominion.................................................................  14
  Louis Dreyfus............................................................  15

NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA...................  16

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
 FINANCIAL DATA............................................................  18

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION................  19

THE SPECIAL MEETING OF LOUIS DREYFUS SHAREHOLDERS..........................  21
  Purpose, Time and Place..................................................  21
  Record Date, Quorum, Vote Required ......................................  21
  Proxies..................................................................  22

THE MERGER.................................................................  23
  Description of the Merger................................................  23
  The Effective Time of the Merger.........................................  23
  Background to the Merger.................................................  23
  Recommendation of the Louis Dreyfus Board of Directors and Reasons for
   the Merger..............................................................  28
  Dominion's Reasons for the Merger........................................  30
  What Louis Dreyfus Shareholders Will Receive in the Merger...............  30
  Principal Shareholders Agreement.........................................  31
  Gas Sale Agreement between Dominion and Louis Dreyfus....................  32
  Source of Funds..........................................................  32
  Opinion of Financial Advisor.............................................  33
  Appraisal Rights of Shareholders.........................................  45
  Material U.S. Federal Income Tax Consequences of the Merger..............  46
  Interests of Certain Persons in the Merger...............................  51
  Accounting Treatment.....................................................  53
  Louis Dreyfus Shareholder Lawsuit Regarding the Merger...................  53
  Resales of Dominion Common Stock.........................................  53
  Stock Exchange Listing...................................................  54

THE MERGER AGREEMENT.......................................................  55
  Overview.................................................................  55
  Effective Time...........................................................  55
  Effects of the Merger....................................................  55
  Exchange of Stock Certificates...........................................  56
  Representations and Warranties...........................................  58
  Covenants Under the Merger Agreement.....................................  59
  No Solicitation of Competing Transactions................................  62
  Conditions of the Merger.................................................  63
  Treatment of Louis Dreyfus Stock Options.................................  65
  Termination..............................................................  66
  Termination Fee..........................................................  67
  Expenses.................................................................  67
  Amendment and Waiver.....................................................  67

REGULATORY MATTERS.........................................................  68
  Antitrust Considerations.................................................  68

THE COMPANIES..............................................................  69
  Dominion.................................................................  69
  Louis Dreyfus............................................................  72

DESCRIPTION OF DOMINION CAPITAL STOCK......................................  73
  General..................................................................  73
  Common Stock.............................................................  73
  Preferred Stock..........................................................  74

COMPARATIVE RIGHTS OF SHAREHOLDERS.........................................  75

LEGAL MATTERS..............................................................  83

EXPERTS....................................................................  83
  Dominion.................................................................  83
  Louis Dreyfus............................................................  83

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA.........  84
  The Transaction..........................................................  84
  Accounting Treatment.....................................................  84
  Dominion Resources and Subsidiary Companies Unaudited Pro Forma Combined
   Condensed Consolidated Statement of Income from Continuing Operations for the Year Ended December 31, 2000 and Six Months Ended June 30,
   2001....................................................................  85
  Dominion Resources and Subsidiary Companies Unaudited Pro Forma Combined
   Condensed Consolidated Balance Sheet at June 30, 2001...................  87
  Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
   Data....................................................................  88

SUBMISSION OF SHAREHOLDER PROPOSALS........................................  90

OTHER MATTERS..............................................................  90

WHERE YOU CAN FIND MORE INFORMATION........................................  91

ANNEXES....................................................................  93
  A.   Agreement and Plan of Merger (as amended and restated).............. A-1
  B.   Principal Shareholders Agreement.................................... B-1
  C.   Fairness Opinion of Lehman Brothers Inc............................. C-1
  D.   Section 1091 of the Oklahoma General Corporation Act................ D-1

                             QUESTIONS AND ANSWERS

Q:  What am I being asked to vote on?

A: You are being asked to approve and adopt the merger agreement that provides for the merger of Louis Dreyfus with and into a wholly owned subsidiary of Dominion.

Q:  Why should Louis Dreyfus shareholders approve the merger with Dominion?

A: The Louis Dreyfus board of directors believes the merger is in the best interests of Louis Dreyfus shareholders, primarily as a result of the value of the cash and common stock consideration to be received by Louis Dreyfus shareholders.

    You should review the reasons for the merger in greater detail under the sub-heading "The Merger--Recommendation of the Louis Dreyfus Board of Directors and Reasons for the Merger" on page 28.

    See also "The Merger--Dominion's Reasons for the Merger" on page 30.

Q:  What will I receive when the merger occurs?

A: In exchange for each of your shares of Louis Dreyfus common stock you will receive $20.00 in cash and 0.3226 shares of Dominion common stock. In addition, if the merger closes on or after the record date for Dominion's regular quarterly dividend payable in December 2001 and/or March 2002 you will also receive cash equal to the dividend that would have been paid to you if you had been a Dominion shareholder on the record date. You will not receive these amounts, however, if breaches by Louis Dreyfus of some of its obligations under the merger agreement cause the merger to occur after the record date of these dividends.

Q:  How do I vote my shares?

A: After carefully reading and considering the information contained in this document, you should fill out and sign your proxy card. Mail your completed, signed proxy card in the enclosed return envelope as soon as possible so that your shares can be voted at the special meeting of Louis Dreyfus shareholders.

    You should return your proxy card whether or not you plan to attend the special meeting.

Q:  Can I change my vote after I have mailed my signed proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this either by (1) submitting to the corporate secretary of Louis Dreyfus a written notice of revocation or a signed, later-dated proxy card or (2) attending the special meeting and voting in person.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will not be able to vote your shares without instructions from you. You should follow the directions provided by your broker to vote your shares.

Q:  When will the merger be completed?

A: We are working to complete the merger as quickly as possible after the special meeting of Louis Dreyfus shareholders and after all required regulatory approvals are obtained. We expect to complete the merger by December 1, 2001.

Q:  When and where is the special meeting of shareholders?

A: The special meeting will take place at the principal corporate office of Louis Dreyfus, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma, on October 30, 2001, beginning at 10:00 a.m., central time.

Q:  Does the merger require the approval of Dominion shareholders?

A:  No.

Q:  Where do shares of Dominion common stock trade?

A: Dominion common stock is listed and traded on the New York Stock Exchange under the symbol "D."

Q:  Should Louis Dreyfus shareholders send in their stock certificates now?

A: No. After the merger is completed Louis Dreyfus shareholders will receive written instructions for exchanging their stock certificates.

Q:  What do I need to do now?

A: You should carefully read this document. Then, if you choose to execute your proxy, you should do so as soon as possible by completing, signing and mailing your proxy card.

Q:  Who can help answer my questions?

A: If you have more questions about the merger after reading this proxy statement/prospectus, you should contact:

  Louis Dreyfus Natural Gas Corp.
  Corporate Secretary
  14000 Quail Springs Parkway, Suite 600
  Oklahoma City, OK 73134
  (405) 749-1300

  Dominion Resources, Inc.
  Corporate Secretary
  120 Tredegar Street
  Richmond, VA 23219
  (804) 819-2000

                       PROXY STATEMENT/PROSPECTUS SUMMARY

  This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. To better understand the merger we urge you to read this entire document carefully, including the annexes and the documents to which we refer you. Each item in this summary includes a page reference directing you to a more complete description of the item.

  In this proxy statement/prospectus, unless the context otherwise requires, "Dominion," refers to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors, "Louis Dreyfus" refers to Louis Dreyfus Natural Gas Corp., an Oklahoma corporation, and its subsidiaries, and the "merger agreement" refers to the Agreement and Plan of Merger dated as of September 9, 2001, as amended as of September 17, 2001.

The Merger (page 23)

  The merger agreement provides that Louis Dreyfus will merge into a newly-formed, direct, wholly owned subsidiary of Dominion. Immediately after the merger, Dominion will contribute this subsidiary to Consolidated Natural Gas Company, a direct, wholly owned subsidiary of Dominion.

  For each share of Louis Dreyfus common stock, you will receive $20.00 cash and 0.3226 shares of Dominion common stock. No adjustment will be made to the number of shares of Dominion common stock you will receive as a result of any increase or decrease in the market price of Dominion common stock or Louis Dreyfus common stock. If the merger occurs after the record date for Dominion's December 2001 and/or March 2002 dividend, you will receive additional cash consideration equal to the dividend that would have been paid to you if you had been a Dominion shareholder on the relevant record date. You will not receive these amounts, however, if Louis Dreyfus breaches certain of its obligations under the merger agreement and these breaches cause the merger to occur after the relevant record date for these dividends. If the merger occurs before the relevant record date, you will receive the dividend only if you are a Dominion shareholder on the relevant record date.

  Dominion will not issue fractional shares in the merger. You will receive a cash payment for the value of the remaining fraction of a share of Dominion common stock to which you would otherwise be entitled.

The Companies (page 69)

 Dominion (page 69)

  Dominion is one of the nation's largest producers of energy. Dominion's 22,000-megawatt generation portfolio is expected to grow to more than 28,000 megawatts by 2005. In addition to its existing 2.8 trillion cubic feet equivalent (Tcfe) of natural gas reserves and 315 billion cubic feet equivalent
(Bcfe) of annual production, Dominion also owns and operates 7,600 miles of natural gas transmission pipeline with a delivery capability of 6.3 billion cubic feet per day. The company also operates the nation's largest underground natural gas storage system with more than 950 billion cubic feet of storage capacity. Dominion also serves nearly four million retail natural gas and electric customers in five states. Dominion is headquartered in Richmond, Virginia and has about 16,000 employees. Its principal executive office is located at 120 Tredegar Street, Richmond, Virginia 23219 and its phone number is (804) 819-2000.

 Louis Dreyfus (page 72)

  Louis Dreyfus is one of the largest independent natural gas companies engaged in the acquisition, development, exploration, production and marketing of natural gas. Louis Dreyfus is headquartered in Oklahoma City, Oklahoma and has about 400 employees. Its principal executive office is located at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134 and its phone number is (405) 749-1300.

The Special Meeting of Louis Dreyfus Shareholders (page 21)

  Louis Dreyfus will hold a special meeting of shareholders at 10:00 a.m., on October 30, 2001 at its principal corporate office, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma. The record date for the meeting is September 24, 2001.

  At the meeting, you will be asked to approve and adopt the merger agreement.

  Approval and adoption of the merger agreement will require the affirmative vote of a majority of the outstanding shares of Louis Dreyfus common stock. Proxies that are marked "abstain" on the proposal to approve the merger agreement will be counted for the purpose of determining the number of shares represented by proxy at the meeting, but will have the same effect as if the shares they represent were voted against the merger.

  If you hold your shares in "street name" through a broker or other nominee, your broker or nominee will not be permitted to vote your shares on the merger proposal without specific instructions from you.

  You may revoke or change your vote at any time before the proxy is voted at the special meeting. You can do this either by:

  . submitting to the corporate secretary a written notice of revocation or a signed, later-dated proxy card; or

  .  attending the special meeting and voting in person.

  You will have one vote for each share of Louis Dreyfus common stock held on September 24, 2001.

  The percentage of outstanding shares entitled to vote held by Louis Dreyfus directors, executive officers and their affiliates is approximately 45% compared to the majority (50%) vote required to approve and adopt the merger agreement. Dominion and some shareholders of Louis Dreyfus have entered into an agreement about voting on the merger. See "The Merger--Principal Shareholders Agreement."

Principal Shareholders Agreement (page 31)

  Louis Dreyfus Commercial Activities, Inc. ("LDCA"), a wholly owned indirect subsidiary of S.A. Louis Dreyfus et Cie, Louis Dreyfus Natural Gas Holdings Corp., a direct, wholly owned subsidiary of LDCA, and L.D. Fashions Holdings Corp., also a direct, wholly owned subsidiary of LDCA, all of which are referred to collectively as the Principal Shareholders, own approximately 44% of the outstanding stock of Louis Dreyfus and have agreed with Dominion to vote in favor of the merger and against any action that would be reasonably expected to delay or postpone the merger. However, if the Louis Dreyfus board of directors decides that it has a fiduciary duty not to recommend to Louis Dreyfus shareholders that they approve the merger, the Principal Shareholders are only required to vote approximately two-thirds of the shares owned by them (29% of the outstanding stock of Louis Dreyfus) in favor of the merger. The voting agreement terminates if the merger agreement terminates for any reason including if Louis Dreyfus terminates the merger agreement to accept a superior proposal. In addition, the agreement restricts for a period of time the ability of the Principal Shareholders to sell or otherwise dispose of their Louis Dreyfus shares and the shares of Dominion common stock they will receive in the merger. The principal shareholders agreement is attached as Annex B to this proxy statement/prospectus.

Recommendation of the Louis Dreyfus Board of Directors and Reasons for the Merger (page 28)

  The Louis Dreyfus board of directors, by unanimous vote, has approved the merger agreement, believes the merger is fair to and in the best interests of Louis Dreyfus and Louis Dreyfus shareholders and is advisable, and recommends that you vote FOR and approve the merger agreement.

  The Louis Dreyfus board of directors considered various factors in approving the merger agreement including:

  .  the merger consideration;

  .  the opinion of Louis Dreyfus' financial advisor;

  . general conditions in the industry, strategies, options available to Louis Dreyfus and the risks and challenges associated with continued pursuit of Louis Dreyfus' strategic plan as an independent company;

  .  the business of Dominion and the characteristics of its common stock;

  .  the tax consequences of the merger; and

  . the other matters referred to under "The Merger--Recommendation of the Board of Directors and Reasons for the Merger."

Dominion's Reasons for the Merger (page 30)

  The Dominion board of directors considered various factors in approving the merger agreement including:

  .  expected per share pro forma earnings accretion for 2002 and beyond;

  . the addition of significant natural gas reserves in an environment of expected long term growth in natural gas demand;

  .  opportunities for increased growth in Dominion's gas trading operations;

  .  the addition of new areas of natural gas operations; and

  .  an increase in Dominion's pro forma average reserve life.

Material U.S. Federal Income Tax Consequences of the Merger (page 46)

  It is anticipated that Louis Dreyfus shareholders will recognize taxable gain (but not loss), equal to the lesser of the amount of cash received or the amount of gain realized, if any. The amount of gain realized will be equal to the amount by which the cash received plus the fair market value (determined at the effective time of the merger) of the Dominion common stock received exceeds the shareholder's basis in the Louis Dreyfus common stock surrendered. See "Risk Factors" for additional information concerning risks associated with the anticipated tax consequences of the merger. In addition, neither Louis Dreyfus nor Dominion is expected to recognize gain or loss as a result of the merger.

Interests of Certain Persons in the Merger (page 51)

  Some directors and officers of Louis Dreyfus have interests in the merger that are different from, or in addition to, the interests of other Louis Dreyfus shareholders. These interests include change of control payments, the acceleration of vesting of stock options and restricted stock, the acceleration and payment of bonuses, and the right to continued indemnification and insurance coverage by Dominion for six years after the merger.

The Merger Agreement (page 55)

  The merger agreement is attached as Annex A to this proxy statement/prospectus. Dominion and Louis Dreyfus encourage you to read the merger agreement in its entirety.

Conditions of the Merger (page 63)

  Completion of the merger is subject to a number of conditions that must be completed on or before the closing, including:

  .  approval by Louis Dreyfus shareholders;

  .  clearance under federal antitrust laws;

  . approval for listing on the New York Stock Exchange of the shares of Dominion common stock to be issued in the merger;

  . receipt by Dominion and Louis Dreyfus of an opinion from their respective counsel that the merger will be treated as a reorganization under the Internal Revenue Code;

  . each company's representations and warranties contained in the merger agreement being, and continuing to be, true and correct in all material respects;

  . each company's performance of its obligations under the merger agreement; and

  .  absence of injunctions or restraining orders prohibiting the merger.

No Solicitation of Competing Transactions (page 62)

  Unless required by fiduciary obligations under applicable law, Louis Dreyfus has agreed that it will not directly or indirectly through its representatives:

  .  solicit, initiate or encourage another acquisition proposal;

  . participate in discussions, furnish information or take other actions that might lead to another acquisition proposal; or

  . approve another acquisition proposal or enter into any letter of intent or other agreement with respect to another acquisition proposal.

  For this purpose, an acquisition proposal is any third party tender offer, merger, consolidation, business combination or similar transaction involving all or more than 10% of Louis Dreyfus assets, 10% or more of Louis Dreyfus capital stock, or any acquisition of 10% or more of Louis Dreyfus capital stock or assets in a single transaction or a series of related transactions.

  Louis Dreyfus must notify Dominion of another acquisition proposal within 24 hours of receiving the proposal and must keep Dominion informed of the status of the proposal.

Termination (page 66)

  The merger agreement allows for termination of the agreement:

  .  by mutual consent;

  .  by either company if the merger does not occur by March 31, 2002;

  . by either company if Louis Dreyfus shareholders do not approve the merger;

  . by either company if a federal or state court or government agency prohibits the merger;

  . by Louis Dreyfus prior to the shareholders' meeting, if its board of directors determines in good faith that its fiduciary duties require acceptance of a superior acquisition proposal;

  . by either company based on an uncured material breach by the other party;

  . by Dominion if the Louis Dreyfus board of directors withdraws, modifies or changes, in a manner adverse to Dominion, its recommendation of the merger; or

  . by Dominion if Louis Dreyfus breaches its no solicitation obligation in a material respect and Dominion is adversely affected.

Termination Fee (page 67)

  Louis Dreyfus will pay Dominion a fee of $70 million if:

  . the merger agreement is terminated by Louis Dreyfus in order to accept a superior proposal;

  .  the merger agreement is terminated by Dominion because:

    . the Louis Dreyfus board of directors withdraws, modifies or changes, in a manner adverse to Dominion, its recommendation of the merger;


    . Louis Dreyfus breaches its no solicitation obligation in a material respect and Dominion is adversely affected; or

  .  the merger agreement is terminated:

    . by Dominion because Louis Dreyfus breached in a material respect any of its material agreements or covenants in the merger agreement;

    . by Louis Dreyfus or Dominion because the merger did not occur by March 31, 2002 and Louis Dreyfus breached in a material respect any of its material agreements or covenants in the merger agreement; or

    . by Louis Dreyfus or Dominion because Louis Dreyfus shareholders did not approve the merger;

    .  and, in each case:

      -- there was outstanding another publicly announced acquisition proposal;

      -- Dominion was not in material breach of the merger agreement;

      -- the Louis Dreyfus shareholders did not approve the merger;

      -- the Louis Dreyfus board of directors did not withdraw, modify or change its recommendation of the merger; and

      -- within 12 months after termination, Louis Dreyfus enters into an agreement (which is ultimately consummated) or consummates a transaction with the proponent of the acquisition proposal or another party pursuant to a superior acquisition proposal.

Regulatory Matters (page 68)

  Under the Hart-Scott-Rodino Act, Dominion and Louis Dreyfus cannot consummate the merger until each has submitted information to the Antitrust Division of the Department of Justice and the Federal Trade Commission. Then, each company must satisfy waiting period requirements. Dominion and Louis Dreyfus made the required filings on September 18, 2001. As with any merger, the Department of Justice or Federal Trade Commission has the authority to challenge the merger on antitrust grounds before or after the merger is completed. However, neither Dominion nor Louis Dreyfus believes the merger will violate federal antitrust laws.

  While Dominion and Louis Dreyfus are not aware of any other material governmental approvals or actions required to complete the merger, should any approval or action be required, Dominion and Louis Dreyfus anticipate seeking the required approval or action. Dominion and Louis Dreyfus cannot provide any assurance, however, that the approval or action, if needed, could be obtained within the time frame contemplated by, or on terms consistent with, the merger agreement.

Accounting Treatment (page 53)

  Dominion will account for the merger under the purchase method of accounting. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired and liabilities assumed, based upon relative fair values.

Stock Exchange Listing (page 54)

  Dominion common stock trades on the New York Stock Exchange under the symbol "D." Dominion will obtain approval from the New York Stock Exchange for listing of the additional shares of Dominion common stock to be issued in the merger.

  If the merger is completed, Louis Dreyfus common stock will be delisted from the New York Stock Exchange.

Comparative Rights of Shareholders (page 75)

  The rights of Louis Dreyfus shareholders are governed by the laws of the State of Oklahoma while the rights of Dominion shareholders are governed by the laws of the Commonwealth of Virginia. There are differences in the rights of shareholders under these laws. Additionally, there are differences in the rights of Louis Dreyfus shareholders and the rights of Dominion shareholders as a result of the provisions of the articles of incorporation and bylaws of the two companies.

Resales of Dominion Common Stock (page 53)

  Generally, shares of Dominion common stock received in the merger will be freely transferable. However, resales of shares of Dominion common stock received by Louis Dreyfus "affiliates" under applicable federal securities laws (generally directors, certain executive officers and shareholders owning ten percent or more) will be restricted for a period of time.

  In addition, the Principal Shareholders entered into an agreement with Dominion concerning the voting of their shares that also restricts for a period of time their ability to sell or otherwise dispose of the Louis Dreyfus common stock they hold and the Dominion common stock they will receive in the merger.

Opinion of Financial Advisor (page 33)

  Louis Dreyfus' financial advisor, Lehman Brothers Inc., gave an opinion to the Louis Dreyfus board of directors that, as of September 9, 2001, subject to the limitations and assumptions described in the opinion, the merger consideration to be received by Louis Dreyfus shareholders in the merger was fair from a financial point of view to those shareholders. The opinion is attached as Annex C to this proxy statement/prospectus.

Appraisal Rights of Shareholders (page 45)

  Louis Dreyfus shareholders are entitled to exercise dissenter's rights of appraisal in connection with the merger in accordance with Oklahoma law. See "The Merger--Appraisal Rights of Shareholders" for more information and Annex D for a copy of the Oklahoma appraisal rights statute.

                                  RISK FACTORS

  Shareholders of Louis Dreyfus should consider carefully all the information contained in this proxy statement/prospectus, including the following matters:

Fluctuations in the trading price of Dominion common stock will affect the value of the consideration you will receive.

  The market value of the shares of Dominion common stock that you will receive in the merger will vary.

  The exchange ratio of 0.3226 shares of Dominion common stock per share of Louis Dreyfus common stock (in addition to the cash consideration) you will receive in the merger is a fixed ratio that will not be adjusted as a result of any increase or decrease in the market price of Dominion or Louis Dreyfus common stock. As a result, the market value of the shares of Dominion common stock you will receive per Louis Dreyfus share will vary as the market price of Dominion common stock fluctuates. The market price of the shares of Dominion common stock at the time you receive them following the merger may be higher or lower than the price of these shares on the date of the merger agreement, this document, the special meeting or the completion of the merger.

Dominion may not be able to successfully integrate Louis Dreyfus' operations into its own and may not realize expected benefits of the merger.

  Although Dominion is significantly larger than Louis Dreyfus, the merger will still present challenges to Dominion's management. These challenges include the integration of systems, operations and personnel as well as special risks, including possible unanticipated liabilities, operational interruptions and the loss of key employees. As a result, Dominion may not realize all of the expected benefits of the merger.

Failure to complete the merger could negatively affect Louis Dreyfus.

  If the merger is not completed for any reason, Louis Dreyfus may be subject to a number of material risks. These risks include a decline in the market price of shares of Louis Dreyfus common stock to the extent that the current market price of the shares reflects an assumption that the merger will be completed. Also, Louis Dreyfus will bear its costs related to the merger, such as financial advisory, accounting and legal fees even if the merger is not completed.

A significant decline in the market price of Dominion common stock could keep the merger from qualifying for its anticipated tax treatment. This would allow either Dominion or Louis Dreyfus to terminate the merger agreement.

  The merger is conditioned on the receipt of legal opinions that the merger will qualify as a reorganization for U.S. federal income tax purposes. For reasons further discussed under "The Merger--Material U.S. Federal Income Tax Consequences of the Merger," relating to the portion of the total merger consideration that must be in the form of Dominion common stock, a significant decline in the market price of Dominion common stock could prevent the issuance of these legal opinions and thereby prevent the merger.

                      COMPARATIVE MARKET PRICE INFORMATION

Dominion

  Dominion common stock is listed for trading on the New York Stock Exchange under the symbol "D." The following table sets forth, for the fiscal quarters indicated, the dividends paid and the high and low sales prices of Dominion common stock as reported on the New York Stock Exchange.

                                                          High   Low   Dividends
                                                         ------ ------ ---------
1998
  First Quarter......................................... $42.94 $39.38   $.645
  Second Quarter........................................  42.06  37.81    .645
  Third Quarter.........................................  44.94  39.31    .645
  Fourth Quarter........................................  48.94  44.38    .645

1999
  First Quarter.........................................  47.06  36.88    .645
  Second Quarter........................................  44.81  36.56    .645
  Third Quarter.........................................  47.19  43.00    .645
  Fourth Quarter........................................  49.38  39.25    .645

2000
  First Quarter.........................................  43.13  34.81    .645
  Second Quarter........................................  47.50  38.06    .645
  Third Quarter.........................................  59.81  42.81    .645
  Fourth Quarter........................................  67.94  50.75    .645

2001
  First Quarter.........................................  68.00  55.31    .645
  Second Quarter........................................  69.99  59.47    .645
  Third Quarter (through September 25, 2001)............  64.15  56.26    .645

Louis Dreyfus

  Louis Dreyfus common stock is listed for trading on the New York Stock Exchange under the symbol "LD." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of Louis Dreyfus common stock as reported on the New York Stock Exchange. Louis Dreyfus does not pay dividends.

                                                                    High   Low
                                                                   ------ ------
1998
  First Quarter................................................... $20.13 $16.50
  Second Quarter..................................................  20.63  15.50
  Third Quarter...................................................  19.00  10.50
  Fourth Quarter..................................................  16.44  12.00

                                                                    High   Low
                                                                   ------ ------
1999
  First Quarter................................................... $15.75 $11.06
  Second Quarter..................................................  22.00  14.25
  Third Quarter...................................................  23.31  18.88
  Fourth Quarter..................................................  21.50  16.00

2000
  First Quarter...................................................  34.00  15.75
  Second Quarter..................................................  35.00  24.00
  Third Quarter...................................................  40.13  25.19
  Fourth Quarter..................................................  48.19  29.94

2001
  First Quarter...................................................  45.56  31.75
  Second Quarter..................................................  44.20  32.00
  Third Quarter (through September 25, 2001)......................  39.34  29.01

Comparative Per Share Market Price Data

  The following table sets forth the average of the high and low sales prices per share of Dominion common stock and of Louis Dreyfus common stock, as reported on the New York Stock Exchange on:

 . September 7, 2001, the business day preceding the public announcement that Dominion and Louis Dreyfus had entered into the merger agreement; and

 . September 25, 2001, the last full trading day for which sales prices were available before the printing of this proxy statement/prospectus.

  The table also includes the equivalent price per share of Louis Dreyfus common stock on those dates. This equivalent per share price reflects the value of the merger consideration that Louis Dreyfus' shareholders would receive for each share of Louis Dreyfus common stock if the merger was completed on the specified dates by multiplying the average sales price of Dominion common stock on those dates by the exchange ratio of 0.3226 and adding $20.00.

                                                                  Louis Dreyfus
                                                                   Equivalent
                                         Dominion  Louis Dreyfus Price per Share
                                         --------- ------------- ---------------
September 7, 2001.......................  $62.75      $33.00         $40.24
September 25, 2001......................   58.13       38.00          38.75

  Because the market price of Dominion common stock may increase or decrease before the completion of the merger, Louis Dreyfus shareholders are urged to obtain current market quotations.

Comparative Unaudited Per Common Share Data

  The following table presents selected comparative unaudited per share data for Dominion on a historical and pro forma combined basis, and for Louis Dreyfus on a historical and pro forma equivalent basis, using the purchase method of accounting. The information presented below is derived from the consolidated historical financial statements of Dominion and Louis Dreyfus, including the related notes and incorporated by reference into this proxy statement/prospectus. This information should be read in conjunction with such historical financial statements and the related notes. See "Where You Can Find More Information."

  The per share data presented here is not necessarily indicative of the results of future operations of the combined entity or the actual results that would have been achieved had the merger been consummated prior to the periods indicated.

  The pro forma combined book value per share of Dominion common stock is based upon the pro forma combined total common equity for Dominion, divided by the total pro forma shares of Dominion common stock after the transaction based on the exchange ratio of 0.3226. The pro forma equivalent book value per share of Louis Dreyfus common stock represents the pro forma combined amount per share multiplied by the exchange ratio. The cash portion of the merger consideration is not reflected in the calculations. The pro forma combined dividends declared assume no changes in the historical dividends declared per share of Dominion common stock. The pro forma equivalent dividends per share of Louis Dreyfus common stock represents the cash dividends declared on a share of Dominion common stock multiplied by the exchange ratio. The pro forma combined income from continuing operations per share has been computed based on the average number of outstanding shares and common stock equivalent shares of Dominion, and the average number of outstanding shares of Louis Dreyfus common stock adjusted for the exchange ratio. The pro forma equivalent income from continuing operations per share of Louis Dreyfus common stock represents the pro forma combined income from continuing operations per share muliplied by the exchange ratio.

                                          Dominion            Louis Dreyfus
                                     -------------------- ---------------------
                                                Pro Forma            Pro Forma
Per Common Share                     Historical Combined  Historical Equivalent
----------------                     ---------- --------- ---------- ----------
Book Value:
  As of June 30, 2001..............    $28.98    $30.92     $17.94     $9.97
  As of December 31, 2000..........     28.44     30.43      12.20      9.82
Dividends Declared:
  Six months ended June 30, 2001...      1.29      1.29        --       0.42
  Year ended December 31, 2000.....      2.58      2.58        --       0.83
Income from Continuing Operations--
 Basic:
  Six months ended June 30, 2001...      1.29      1.65       2.76      0.53
  Year ended December 31, 2000.....      1.76      1.97       2.35      0.64
Income from Continuing Operations--
 Diluted:
  Six months ended June 30, 2001...      1.27      1.63       2.71      0.53
  Year ended December 31, 2000.....      1.76      1.96       2.29      0.63

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  Dominion and Louis Dreyfus are providing the following financial information to aid you in your analysis of the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the historical consolidated financial statements of Dominion and Louis Dreyfus and the related notes contained in Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that Dominion and Louis Dreyfus have previously filed with the Securities and Exchange Commission. See "Where You Can Find More Information."

Dominion
(in millions -- except per share amounts)

                                                              Six Months Ended
                               Year Ended December 31,            June 30,
                          ----------------------------------- -----------------
                           1996   1997   1998   1999    2000    2000     2001
Income Statement Data     ------ ------ ------ ------  ------ -------- --------
                                                                 (Unaudited)
Operating revenue........ $4,815 $7,263 $6,081 $5,520  $9,260   $4,120   $5,507
Income from continuing
 operations..............    482    412    548    552     415       49      318
Extraordinary loss.......    --     --     --    (255)    --       --       --
Cumulative effect of a
 change in accounting
 principle...............    --     --     --     --       21       21      --
Net income...............    482    412    548    297     436       70      318
Earnings per share --
  basic:
  Income from continuing
   operations............   2.70   2.22   2.81   2.88    1.76     0.21     1.29
  Extraordinary loss.....    --     --     --   (1.33)    --       --       --
  Cumulative effect of a
   change in accounting
   principle.............    --     --     --     --     0.09     0.09      --
  Net Income.............   2.70   2.22   2.81   1.55    1.85     0.30     1.29
Earnings per share --
  diluted:
  Income from continuing
   operations............   2.70   2.22   2.81   2.81    1.76     0.21     1.27
  Extraordinary loss.....    --     --     --   (1.33)    --       --       --
  Cumulative effect of a
   change in accounting
   principle.............    --     --     --     --     0.09     0.09      --
  Net income.............   2.70   2.22   2.81   1.48    1.85     0.30     1.27
Dividends declared per
 share...................   2.58   2.58   2.58   2.58    2.58     1.29     1.29

See Notes to Selected Historical Consolidated Financial Data.

Dominion
(in millions -- except per share amounts)

                                     At December 31,               At June 30,
                         --------------------------------------- ---------------
                          1996    1997    1998    1999    2000    2000    2001
Balance Sheet Data       ------- ------- ------- ------- ------- ------- -------
                                                                   (Unaudited)
Total assets............ $14,911 $20,184 $17,549 $17,782 $29,297 $29,098 $32,253
Capitalization:
Long-term debt..........   5,047   7,196   6,252   6,936  10,101   9,258  12,130
Obligated mandatorily
 redeemable preferred
 securities of
 subsidiary trusts......     135     385     385     385     385     385     935
Preferred stocks of
 subsidiary:
  Subject to mandatory
   redemption...........     180     180     180     --      --      --      --
  Not subject to
   mandatory
   redemption...........     509     509     509     509     509     509     509
Common shareholders'
 equity.................   4,911   5,050   5,337   4,774   6,992   6,487   7,190
Total capitalization....  10,782  13,320  12,663  12,604  17,987  16,639  20,764
Obligations under
 capital leases.........       1       8      15      26      26      22      24
Book value per share....   27.10   26.89   27.45   25.62   28.44   27.28   28.98

Louis Dreyfus
(in millions -- except per share amounts)

                                                             Six Months Ended
                              Year Ended December 31,            June 30,
                          ---------------------------------- -----------------
                          1996  1997    1998    1999   2000    2000     2001
Income Statement Data     ---- ------  ------  ------ ------ -------- --------
                                                                (Unaudited)
Total revenue............ $190   $233    $293    $303   $477     $168     $369
Income (loss) from
 continuing operations...   21    (16)    (44)     21     98       18      121
Cumulative effect of a
 change in accounting
 principle...............  --     --        1     --     --       --       --
Net income (loss)........   21    (16)    (43)     21     98       18      121
Earnings (loss) per
 share--basic:
Income (loss) from
 continuing operations... 0.76  (0.53)  (1.10)   0.53   2.35     0.44     2.76
Cumulative effect of a
 change in accounting
 principle...............  --     --     0.02     --     --       --       --
Net income (loss)........ 0.76  (0.53)  (1.08)   0.53   2.35     0.44     2.76
Earnings (loss) per
 share--diluted:
Income (loss) from
 continuing operations... 0.76  (0.53)  (1.10)   0.53   2.29     0.43     2.71
Cumulative effect of a
 change in accounting
 principle...............  --     --     0.02     --     --       --       --
Net income (loss)........ 0.76  (0.53)  (1.08)   0.53   2.29     0.43     2.71
Dividends declared per
 share...................  --     --      --      --     --       --       --

                                  At December 31,               At June 30,
                          ---------------------------------- -----------------
                          1996  1997    1998    1999   2000    2000     2001
Balance Sheet Data        ---- ------  ------  ------ ------ -------- --------
                                                                (Unaudited)
Total assets............. $734 $1,211  $1,284  $1,227 $1,502   $1,418   $1,696
Capitalization:
Long-term debt...........  344    563     597     555    607      682      523
Stockholders' equity.....  264    469     519     499    533      472      790
Total capitalization.....  608  1,032   1,116   1,054  1,140    1,154    1,313
Book value per share..... 9.49  11.70   12.95   12.41  12.20    11.58    17.94

See Notes to Selected Historical Consolidated Financial Data.

            NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

1. In 1997 Dominion, through an indirect subsidiary, purchased East Midlands Electricity plc (East Midlands) for approximately $2.2 billion. East Midlands is a regional electricity company based in the Nottingham area of the United Kingdom (UK). The acquisition was accounted for as a purchase, and East Midlands was included in Dominion's consolidated financial information. In the third quarter of 1997, East Midlands recorded a liability of approximately $157 million to reflect the one-time windfall profits tax levied by the UK government. The tax was levied on regional electric companies in the UK and was based on the privatized utilities' excess profits. In July 1998, Dominion sold East Midlands in a transaction valued at $3.2 billion. The sale resulted in a gain of $332.2 million or $200.7 million, net of tax.

2. In August 1998, the Virginia State Corporation Commission approved a settlement which resolved Dominion's electric utility subsidiary's outstanding base rate proceedings. The settlement defined a new regulatory framework for Virginia's transition to a competitive environment for sales of electricity. The settlement included rate refunds and the write-off of regulatory assets which reduced after-tax earnings by $201 million in 1998.

3. In March 1999, the Governor of Virginia signed into law legislation establishing a detailed plan to restructure the electric utility industry in Virginia. The provisions of the Virginia legislation provided an opportunity to recover generation-related costs, including certain regulatory assets, through capped rates prior to July 2007. Generation-related regulatory assets will continue to be recognized until they are recovered through capped rates. Generation-related assets and liabilities that will not be recovered through the capped rates were written off in 1999, resulting in an extraordinary item, reported as an after-tax charge to earnings of $254.8 million.

4. In January 2000, Dominion acquired the Consolidated Natural Gas Company
   (CNG) for $6.4 billion. Dominion accounted for the acquisition using the purchase method of accounting. For CNG's interstate pipeline and local gas distribution businesses that are subject to cost-based rate regulation, Dominion accounted for the acquisition in accordance with SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. The acquisition resulted in the recognition of goodwill of $3.5 billion. The goodwill is being amortized on a straight-line basis over a period approximating 40 years. Beginning January 28, 2000, Dominion's consolidated financial statements included CNG.

5. As a result of the CNG acquisition and Dominion's desire to focus its businesses in the region which begins at the Mid-America Interconnected Network and extends northeastward through Maine, Dominion and its subsidiaries implemented a plan to restructure the operations of the combined companies during 2000. For the year ended
   December 31, 2000, Dominion recognized $460 million of restructuring and other acquisition-related costs. The restructuring charges included costs for employee severance, early retirement programs, impairments of financial services businesses and other costs. In addition, Dominion recognized $119 million of other impairment charges related to its financial services businesses during 2000.

6. Dominion's consolidated financial statements for 2000 reflect a change in the method of calculating the market related value of pension plan assets used to determine the expected return on pension plan assets, a component of net periodic pension cost. Under the new method, which was adopted in the third quarter of 2000 and effective January 1, 2000, the market related value of pension plan assets reflects the difference between actual investment returns and expected investment returns evenly over a four-year period. A cumulative effect of a change in accounting principle of $21 million (net of income taxes of $11 million) was included in 2000.

7. Dominion completed its purchase of Millstone Nuclear Power Station, located in Waterford, Connecticut on March 31, 2001. The purchase price of $1.3 billion included $1.2 billion for plant assets and $105 million for nuclear fuel. The acquisition includes a 100% ownership interest in Unit 1 and Unit 2 and a 93.47% ownership interest in Unit 3 for a total of 1,954 megawatts of generating capacity. Unit 1 is being decommissioned and is no longer in service. Dominion acquired the decommissioning trusts for the three units that were fully funded to the regulatory minimum at closing.

8. In the first quarter of 2001, Dominion completed the purchase of three generating facilities and terminated seven contracts that provided electricity to Dominion under long-term purchase agreements with non-utility generators. Dominion recorded a charge of $136 million after tax in connection with the purchase and termination of the long-term power purchase agreements. Cash payments related to the purchase of the three generating facilities totaled $207 million. The allocation of the purchase price was assigned to the assets and liabilities acquired based upon estimated fair values and future cash flows as of the date of acquisition. Substantially all of the value was attributed to the power purchase contracts that were terminated and resulted in the charge to operation and maintenance expense.

9. In June 2000, Louis Dreyfus acquired substantially all of the oil and gas properties of Costilla Energy, Inc. for approximately $122 million in cash. The acquired properties comprise 135 Bcfe of net proved reserves. In October 1997, Louis Dreyfus acquired all of the outstanding common stock of American Exploration Company for approximately 11.3 million shares of common stock valued at $193 million and $47 million in cash. In addition, Louis Dreyfus assumed $116 million of American Exploration long-term debt, $20 million liquidation value of American Exploration preferred stock and warrants and options valued at $10 million. The acquisition consisted of 217 Bcfe of proved reserves, 1 million gross acres of developed leasehold, 2 million gross acres of undeveloped leasehold and other assets and liabilities. Louis Dreyfus used the purchase method of accounting for both of these acquisitions.

                     SELECTED UNAUDITED PRO FORMA COMBINED
                     CONDENSED CONSOLIDATED FINANCIAL DATA

  The following selected unaudited pro forma combined condensed consolidated financial data gives effect to the merger. The pro forma adjustments are based upon available information and certain assumptions that Dominion's management believes are reasonable. The selected unaudited pro forma combined condensed consolidated financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined company that would have occurred had the merger occurred at the beginning for the periods presented, nor are the selected unaudited pro forma combined condensed consolidated financial data necessarily indicative of future operating results or financial position of the combined company. The selected unaudited pro forma combined condensed consolidated financial data (i) have been derived from and should be read in conjunction with the unaudited pro forma combined condensed consolidated financial data and the related notes included elsewhere in this proxy statement/prospectus and (ii) should be read in conjunction with the selected historical consolidated financial statements of Dominion and Louis Dreyfus incorporated by reference in this proxy statement/prospectus.

                                                            Year     Six Months
                                                            Ended      Ended
                                                        December 31, June  30,
                                                            2000        2001
                                                        ------------ ----------
(in millions--except per share amounts)
Income Statement Data
Operating revenue......................................    $9,734     $ 5,875
                                                           ======     =======
Income from continuing operations......................    $  491     $   430
                                                           ======     =======
Earnings per share--basic
  Income from continuing operations....................    $ 1.97     $  1.65
                                                           ======     =======
Earnings per share--diluted
  Income from continuing operations....................    $ 1.96     $  1.63
                                                           ======     =======

                                                                         At
                                                                      June 30,
                                                                        2001
                                                                     ----------
Balance Sheet Data
Total assets...........................................               $35,418
                                                                      =======
Capitalization:
  Long-term debt.......................................               $12,653
  Obligated mandatorily redeemable preferred securities
   of subsidiary trusts................................                   935
  Preferred stocks of subsidiary not subject to
   mandatory redemption................................                   509
  Common shareholders' equity..........................                 8,106
                                                                      -------
Total capitalization...................................               $22,203
                                                                      =======
Obligations under capital leases.......................               $    24
                                                                      =======
Book value per share...................................               $ 30.92
                                                                      =======

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
Data.

          CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

  From time to time, Dominion and Louis Dreyfus make statements concerning their expectations, plans, objectives, future financial performance and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases the reader can identify these forward-looking statements by words such as "anticipate," "estimate," "expect," "believe," "could," "plan," "may" or other similar words.

  Forward-looking statements are issued by Dominion and Louis Dreyfus with full knowledge that risks and uncertainties exist that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ are often presented with forward-looking statements. In addition, other factors could cause actual results to differ materially from those indicated in any forward-looking statement. These include:

  .  Factors affecting operations, such as:

    .  unusual weather conditions;
    .  catastrophic weather-related damage;
    .  unscheduled generation outages;
    .  unusual maintenance or repairs;
    . unanticipated changes in fossil fuel costs, gas supply costs or availability constraints;
    .  environmental incidents; and
    . electric transmission or gas pipeline system costs or availability constraints.

  . State and federal legislative and regulatory developments, including deregulation and restructuring of the natural gas and electric utility industry and changes in environmental and other laws and regulations to which Dominion and Louis Dreyfus are subject.

  . The timing and implementation of Dominion's business separation plan currently under consideration with the Virginia State Corporation Commission.

  . The effects of competition, including the extent and timing of the entry of additional competitors in Dominion's electric or gas markets.

  . Dominion's pursuit of potential business strategies, including acquisitions or dispositions of assets or the development of additional power generation facilities.

  . Regulatory factors such as changes in the policies or procedures that set rates, changes in Dominion's ability to recover investments made under traditional regulation through rates, and changes to the frequency and timing of rate increases.

  . Financial or regulatory accounting principles or policies imposed by governing bodies.

  . Political and economic conditions and developments in the U.S. and Canada, including inflation rates and monetary fluctuations.

  . Changing market conditions and other factors related to physical and financial energy trading activities, including price, basis, credit, liquidity, volatility, capacity, transmission, currency exchange rates, interest rates and warranty risks.

  . Financial market conditions, including availability and costs of capital, and the ability of Dominion and Louis Dreyfus to obtain financing on favorable terms.

  . The performance of Dominion's and Louis Dreyfus' projects and the success of efforts to invest in and develop new opportunities.

  . The ultimate success and financial viability of Dominion's telecommunications business.

  . Employee workforce factors, including collective bargaining agreements with union employees.

  . Risks associated with exploring for, developing and producing crude oil and natural gas.

  .  Risks associated with large development projects.

  .  Maintenance and growth of production levels.

  .  Anticipated natural gas reserve levels.

  Dominion and Louis Dreyfus have based their forward-looking statements on their respective management's beliefs and assumptions using information available at the time the statements were made. Dominion and Louis Dreyfus caution the reader not to place undue reliance on their forward-looking statements because the assumptions, beliefs, expectations and projections about future events may and often do materially differ from actual results. Dominion and Louis Dreyfus undertake no obligation to update any forward-looking statements to reflect developments occurring after the statements are made.

               THE SPECIAL MEETING OF LOUIS DREYFUS SHAREHOLDERS

Purpose, Time and Place

  Louis Dreyfus is soliciting your proxy for use at the special shareholders' meeting to be held on October 30, 2001 at 10:00 a.m. at the Louis Dreyfus principal corporate office, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma. At the special shareholders' meeting, holders of Louis Dreyfus common stock will be asked to consider and vote upon a proposal to approve and adopt the merger agreement providing for the merger of Louis Dreyfus with and into a wholly owned subsidiary of Dominion.

Record Date, Quorum, Vote Required

  If you own Louis Dreyfus common stock at the close of business on September 24, 2001, the record date, you will receive notice of and will be entitled to vote at the meeting. At the close of business on the record date, 43,796,745 shares of Louis Dreyfus common stock were outstanding and entitled to vote at the special meeting, and were held by approximately 1,700 holders of record and 9,000 beneficial owners. Louis Dreyfus common stock constitutes the only outstanding class of voting securities of Louis Dreyfus. Votes may be cast in person or by proxy.

  The presence of holders of a majority of all of the shares of Louis Dreyfus common stock entitled to vote at the special meeting, either in person or by proxy, is necessary to constitute a quorum. In the event that a quorum is not present at the special meeting, it is expected that such meeting will be adjourned or postponed in order to solicit additional proxies. Shares represented by proxies marked "abstain" will be counted as shares present for purposes of determining the presence or absence of a quorum at the special meeting.

  Approval of the merger proposal requires the affirmative vote by the holders of a majority of the outstanding shares of Louis Dreyfus common stock as of the record date. Abstentions and failures to vote, either in person or by proxy, will have the effect of votes cast against the merger proposal.

  As of the close of business on the record date and excluding shares underlying stock options, the Louis Dreyfus board of directors and executive officers and their affiliates (other than the Principal Shareholders) are deemed to be the beneficial owners of, and have the power to vote, 352,445 shares of Louis Dreyfus common stock, representing approximately 0.8% of the outstanding shares of Louis Dreyfus common stock. Louis Dreyfus believes that each of its directors and executive officers intends to vote for approval of the merger agreement.

  The Principal Shareholders own 19,150,000 shares of Louis Dreyfus common stock, representing approximately 44% of the outstanding shares of Louis Dreyfus common stock. The Principal Shareholders have agreed with Dominion to vote such shares in favor of the merger agreement. See "The Merger--Principal Shareholders Agreement."

Proxies

  Shares of Louis Dreyfus common stock represented by properly executed proxies and received prior to the special meeting will be voted at the meeting in the manner specified on such proxies. Physical proxies that are properly executed but which do not contain voting instructions will be voted FOR the proposal. Louis Dreyfus knows of no matter other than the merger proposal that will be brought before the special meeting.

  In the event that a quorum is not present at the special meeting, or if for any other reason Louis Dreyfus believes that additional time should be allowed for the solicitation of proxies, Louis Dreyfus may adjourn the special meeting with or without a vote of the shareholders.

  The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person at the special meeting. A shareholder may revoke a proxy at any time prior to its exercise by submitting to the corporate secretary of Louis Dreyfus a written notice of revocation or a completed, later-dated proxy card, or by attending the special meeting and voting in person.

  The enclosed proxy is being solicited by the Louis Dreyfus board of directors. Louis Dreyfus and Dominion are each bearing their respective share of the cost of such solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement/prospectus, the proxy and any additional information furnished to shareholders. Louis Dreyfus has retained Mellon Investor Services LLC, a proxy solicitation firm, at a total estimated cost of $2,500 plus reimbursement of expenses, to assist in the solicitation of proxies. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. Louis Dreyfus may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of Louis Dreyfus. No additional compensation will be paid to directors, officers or other regular employees for such services.

                                   THE MERGER

Description of the Merger

  At the effective time of the merger, Louis Dreyfus will merge with and into a direct wholly owned subsidiary of Dominion organized solely for purposes of the merger. Immediately following the merger, Dominion will contribute all of the outstanding capital stock of the corporation surviving the merger to CNG and the corporation surviving the merger will become a wholly owned subsidiary of CNG.

  The certificate of incorporation and bylaws of the Dominion subsidiary immediately before the effective time of the merger will be the certificate of incorporation and bylaws of the surviving corporation until amended. The directors and officers of the Dominion subsidiary at the effective time of the merger will be the directors and officers of the surviving corporation.

The Effective Time of the Merger

  Louis Dreyfus and the Dominion subsidiary will execute and file certificates of merger with the Oklahoma Secretary of State and the Delaware Secretary of State promptly after the day on which the last condition to completing the merger is satisfied or waived or at such other time as Dominion and Louis Dreyfus may agree. The merger will become effective at the time and on the date on which those documents are filed or such other time and date on which the parties agree and specify in those documents. That time is referred to as the "effective time."

Background to the Merger

  As have other publicly-traded independent oil and gas companies and their affiliates, Louis Dreyfus and the Principal Shareholders received several inquiries and indications of interest from third parties regarding possible business combinations over the past year. Most of these inquiries were unsolicited. However, Louis Dreyfus consistently indicated in the course of these inquiries that while it was not actively seeking a business combination, it would consider proposals that were sufficiently attractive. Louis Dreyfus' position on this issue has been relatively well-known in the investment banking community and, as a result, Louis Dreyfus has been viewed as a potential acquisition candidate by numerous investment banks and companies active in the energy merger and acquisition market. Beginning in the late fall of 2000 through September 9, 2001, the date of the merger agreement with Dominion, management of Louis Dreyfus had preliminary contacts with numerous potential interested parties. Beginning in the late fall of 2000 through the summer of 2001, Lehman Brothers had discussions with a number of parties that Lehman Brothers believed might have a strategic interest in a business combination with Louis Dreyfus. Some of these contacts expressed a possible interest and Louis Dreyfus entered into confidentiality agreements with four potential candidates and provided confidential information to these parties. However, no meaningful proposals were made by any of these parties.

  On May 25, 2001, Lehman Brothers advised Louis Dreyfus that it had learned that Dominion had engaged Merrill Lynch to advise it with respect to a possible acquisition of Louis Dreyfus. On May 31, 2001, Duane C. Radtke, the President and Chief Executive Officer of Dominion Exploration & Production, called Mark
E. Monroe, the President and Chief Executive Officer of Louis Dreyfus, to request a meeting. On June 4, 2001, Messrs. Radtke and Monroe met, at which time Mr. Radtke expressed interest in engaging in discussions about a possible combination. They agreed to sign mutual confidentiality agreements. Subsequently, on June 8, 2001, Mr. Radtke advised Mr. Monroe that he had conferred with Thos. E. Capps, the Chairman, President and Chief Executive Officer of Dominion, and expressed continued interest and requested a meeting to review Louis Dreyfus' reserves.

  On June 13, 2001, Mr. Monroe and Ronnie K. Irani, Louis Dreyfus' Executive Vice President--Engineering and Exploration, met with Mr. Radtke and other representatives of Dominion in Houston to provide information concerning Louis Dreyfus' oil and gas properties and prospects. In July 2001, Mr. Radtke advised Mr. Monroe that Dominion was analyzing the financial and accounting consequences of a possible transaction and would call later to schedule further discussions.

  On August 14, 2001, Mr. Monroe and Simon Rich, the Chairman of Louis Dreyfus, met in Houston with Mr. Radtke, Thomas N. Chewning, the Chief Financial Officer of Dominion, and Godfrey E. Lake Jr., Senior Vice President of Dominion Exploration & Production. At this meeting, Dominion proposed a merger for consideration of $42.00 per Louis Dreyfus share consisting of 50% in cash and 50% in Dominion stock valued at the time of execution of the merger agreement. Dominion also proposed an irrevocable proxy from the Principal Shareholders to vote the shares held by them in favor of the transaction. The Louis Dreyfus representatives expressed disappointment with this price. On August 16, 2001, after phone calls between Messrs. Radtke and Monroe and after Louis Dreyfus provided additional information to Dominion, Mr. Radtke advised that Dominion would increase the combined cash and stock consideration to $44.00 per share.

  On August 20, 2001, Louis Dreyfus convened a telephonic meeting to advise the board of directors of Louis Dreyfus of the Dominion proposal. Representatives of Lehman Brothers provided preliminary materials to the board of directors and indicated that they believed the proposal was in line with recent comparable exploration and production company acquisition transactions. Mr. Monroe and Lehman Brothers representatives reviewed the contacts that had been made by Mr. Monroe and Lehman Brothers on an informal basis over the last several months with other parties that had expressed an interest and noted that none of these contacts had made a meaningful proposal. A member of Crowe & Dunlevy, legal counsel to Louis Dreyfus, reviewed the fiduciary duties of the board of directors. The board of directors reviewed conditions in the natural gas industry generally and specifically the commodity price outlook for the near term. Mr. Monroe addressed concerns about Louis Dreyfus' ability to continue to grow at historical rates given Louis Dreyfus' current size and the competition for attractive acquisitions. After a general discussion about various aspects of the transaction, the board of directors authorized management to continue negotiations and authorized Louis Dreyfus to formally engage Lehman Brothers as its financial advisor for purposes of advising Louis Dreyfus in connection with the transaction.

  On August 21, 2001, representatives of Louis Dreyfus, Lehman Brothers and Louis Dreyfus' legal counsel met with representatives of Dominion, Merrill Lynch and Dominion's counsel to discuss the Dominion proposal. At this meeting, principal terms were discussed including the method of establishing the exchange ratio and the terms of the irrevocable proxy of the Principal Shareholders. Also, at this meeting, Louis Dreyfus, its counsel, Crowe & Dunlevy, and Simpson Thacher & Bartlett, counsel for two of the Principal Shareholders, presented their respective positions that the proposed irrevocable proxy would not be acceptable if it materially impaired the ability of the Louis Dreyfus board of directors to accept superior proposals or change its recommendation in favor of this transaction. At this meeting, Dominion also indicated that it would require as a condition to entering into the merger agreement the concurrent execution of a forward gas sale agreement in which Louis Dreyfus would agree to sell 48 Bcf of its gas production in 2002 to Dominion at prevailing 2002 future prices. The arrangement was considered by Dominion to be an integral component of its overall natural gas price risk management strategy. The parties also discussed a schedule for additional due diligence to be performed by Dominion and outlined the terms of a possible merger agreement.

  On August 23, 2001, Dominion provided Louis Dreyfus with an initial draft of a merger agreement.

  On August 23, 2001 Louis Dreyfus convened a telephonic meeting of its board of directors to report the status of negotiations. The board of directors discussed the different methods of fixing the exchange ratio for the stock portion of the consideration offered and the circumstances under which the fixed exchange ratio might adversely affect Louis Dreyfus shareholders due to a decline in the value of the Dominion stock price between the date of the merger agreement and the closing. The board of directors discussed the proposed gas sale agreement and the fact that Louis Dreyfus would be unlikely to consider such a sale absent a transaction with Dominion. Mr. Monroe noted that the volumes represented approximately 3% of Louis Dreyfus' reserves. Mr. Monroe also reviewed the termination fee proposal of Dominion, the anticipated timing of a transaction and a proposal for employee severance and change in control provisions of existing Louis Dreyfus benefit plans. The board of directors discussed with Lehman Brothers termination fees in recent comparable transactions and the sensitivity of total consideration to changes in Dominion stock price. At the meeting, representatives of Lehman Brothers indicated that they believed that none of the parties with whom Lehman Brothers had previous discussions regarding a potential strategic combination with Louis Dreyfus would be interested in a transaction with Louis Dreyfus with financial terms superior to those proposed by Dominion. The board of directors authorized management to continue negotiations.

  On Friday, August 24, 2001, Mr. Monroe, Mr. Irani and representatives of Lehman Brothers met with representatives of Dominion and Merrill Lynch in Houston, Texas. Mr. Irani provided a drilling update to representatives of Dominion. Mr. Monroe engaged in discussions with representatives of Dominion and Merrill Lynch with respect to a possible walk-away option in the event of a decline in Dominion's stock price, the specifics of the proposed exchange ratio for Dominion common stock, the amount of the termination fee and the ability of Louis Dreyfus shareholders to receive Dominion's fourth quarter dividend in the event the transaction was not closed before the record date. Dominion rejected the walk-away right, agreed to a specified exchange ratio which would yield total value to Louis

Dreyfus shareholders of approximately $44 per share based on Dominion's then current stock price, agreed to reduce the proposed termination fee from $75 million plus up to $10 million in expenses to $70 million without any reimbursement of expenses and agreed that Louis Dreyfus shareholders would receive the fourth quarter Dominion dividend if the shareholders of Louis Dreyfus approved the merger on or before the dividend record date.

  On the weekend of August 25 and 26, 2001, representatives of Louis Dreyfus, Lehman Brothers, Crowe & Dunlevy and Simpson Thacher & Bartlett reviewed the draft merger agreement and provided comments to Dominion and its counsel, McGuireWoods LLP. Management of Louis Dreyfus also informally updated the board of directors on the status of negotiations.

  On August 27, 2001, Mr. Radtke advised Mr. Monroe that Louis Dreyfus' comments on the merger agreement did not present major issues. Later in the day, however, Mr. Radtke advised Mr. Monroe that Dominion was not prepared to move forward as a result of an approximate 12% decline in 2002 natural gas prices during the period from August 21 to August 27, 2001. During the remainder of the week, various negotiations occurred between Messrs. Radtke and Monroe concerning the proposed terms.

  On August 31, 2001, Mr. Radtke advised Mr. Monroe that Dominion was prepared to offer approximately $41.00 per share, based on Dominion's then stock price, consisting of $20.50 in cash and 0.3226 shares of Dominion common stock for each share of Louis Dreyfus common stock. Additionally, Mr. Radtke proposed that Louis Dreyfus shareholders would receive the fourth quarter Dominion dividend unless Louis Dreyfus caused the closing date to occur after the record date of the dividend. Mr. Capps advised Mr. Rich that he would present this proposal to the Dominion board of directors and Mr. Rich indicated that he would present the proposal to the Louis Dreyfus board of directors.

  Later that day, Dominion's counsel distributed to Louis Dreyfus' counsel revised drafts of the proposed merger agreement, principal shareholders agreement and gas sale agreement, and advised Louis Dreyfus' counsel that Dominion would require that Louis Dreyfus unilaterally execute the merger agreement and permit Dominion two days to align its gas sale price risk management profile before Dominion would be required to execute the merger agreement and before the fact of that execution would be publicly disclosed. Representatives of Louis Dreyfus indicated that this proposal was unacceptable since failure to disclose such an arrangement, which would effectively give Dominion a unilateral option to acquire Louis Dreyfus, was not consistent with the obligations of Louis Dreyfus under federal securities laws. Nevertheless, in an effort to move negotiations forward, over Labor Day weekend, counsel for Louis Dreyfus, Dominion and the Principal Shareholders negotiated the other terms of the proposed merger agreement, principal shareholders agreement and gas sale agreement.

  On Tuesday, September 4, 2001, Louis Dreyfus provided its board of directors with a summary of the current negotiations along with a preliminary summary of the terms of the contractual documents. Also on September 4, 2001, Dominion's counsel confirmed to Louis Dreyfus' counsel that Dominion believed that the two days required to align its gas sale price risk management profile after the unilateral execution of the merger agreement by

Louis Dreyfus was a necessary part of Dominion's proposal. After further consultation with its financial and legal advisors and board members, Louis Dreyfus advised Dominion on Wednesday, September 5, that this requirement was not acceptable.

  On the evening of September 5, 2001, the Dominion board of directors met by teleconference with management, its counsel, and its financial advisors. Following a presentation from management and Merrill Lynch, the Dominion board approved the merger and authorized Mr. Capps and other Dominion executives to negotiate the proposed merger agreement within the parameters established by the board.

  In the evening of September 5, 2001, Mr. Capps contacted Mr. Rich and advised that Dominion was prepared to withdraw its requirement that Louis Dreyfus execute the merger agreement unilaterally, but only if Louis Dreyfus would agree to a reduction in the cash component of the consideration by $0.50 per share because of Dominion's expected increased gas sale price risk. Mr. Rich advised Mr. Capps that he would ask the Louis Dreyfus board of directors to consider this proposal.

  On September 6 and 7, 2001, counsel for Dominion, Louis Dreyfus and the Principal Shareholders finalized the terms of the merger agreement, principal shareholders agreement and gas sale agreement. Copies of these documents and Lehman Brothers' presentation to the board of directors setting forth their analysis of the fairness of the consideration to be offered to the shareholders of Louis Dreyfus from a financial point of view, together with a draft of Lehman Brothers' fairness opinion, were provided to the Louis Dreyfus board of directors on September 8, 2001, in advance of a meeting to be held on September 9, 2001.

  During the afternoon of Sunday, September 9, 2001, the Louis Dreyfus board of directors met at the offices of Lehman Brothers in Houston to discuss the proposed transaction. After a management presentation describing the events since the last board meeting, a member of Crowe & Dunlevy presented to the Louis Dreyfus board of directors an overview of the terms and conditions of the proposed merger agreement and gas sale agreement and advised the board of directors as to its fiduciary duties. Simpson Thacher & Bartlett summarized for the Louis Dreyfus board of directors the terms and conditions of the proposed principal shareholders agreement among the Principal Shareholders and Dominion. Representatives of Lehman Brothers then provided its financial analysis with regard to the proposed merger agreement. Lehman Brothers then delivered its opinion to the Louis Dreyfus board of directors to the effect that, as of the date of its opinion and subject to the limitations and assumptions set forth in the opinion, the consideration to be offered pursuant to the merger agreement was fair from a financial point of view to the shareholders of Louis Dreyfus. For a discussion of the opinion of Lehman Brothers, see "The Merger--Opinion of Financial Advisor." After reviewing the information presented, the Louis Dreyfus board of directors unanimously approved and adopted the merger agreement which provided for the merger of Louis Dreyfus and Dominion's subsidiary, Consolidated Natural Gas Company or another subsidiary designated by Dominion and gas sale agreement and determined that the merger agreement and gas sale agreement and the merger are advisable and in the best interests of Louis Dreyfus and its shareholders. The Louis Dreyfus board of directors also adopted a resolution recommending to Louis Dreyfus shareholders that they vote FOR approval of the merger agreement.

  The merger agreement, the principal shareholders agreement and the gas sale agreement were signed on September 9, 2001. Louis Dreyfus and Dominion issued a joint press release announcing the merger on September 10, 2001 before the stock markets opened.

  Dominion, CNG and Louis Dreyfus executed an amendment to the merger agreement dated as of September 17, 2001. The amendment provides for the formation by Dominion of a new corporation under Delaware law and the merger of Louis Dreyfus into that corporation, instead of CNG as originally provided. Promptly following the merger, Dominion will contribute all of the outstanding capital stock of the corporation surviving the merger to CNG and the corporation surviving the merger will become a wholly owned subsidiary of CNG.

Recommendation of the Louis Dreyfus Board of Directors and Reasons for the Merger

  The Louis Dreyfus board of directors has unanimously approved and adopted the merger agreement and the gas sale agreement and determined that the merger agreement and the gas sale agreement and the merger are advisable and in the best interests of Louis Dreyfus and its shareholders. Accordingly, the board recommends that Louis Dreyfus shareholders vote to approve the merger agreement.

  The Louis Dreyfus board of directors has determined that the merger is in the best interest of Louis Dreyfus and its shareholders because it believes that the value of the cash and the stock consideration in the combined company is more likely than not to be superior to the value of an investment in Louis Dreyfus as a stand-alone company. The decision of the Louis Dreyfus board of directors to approve the merger agreement and recommend its adoption by Louis Dreyfus' shareholders was based upon various factors, including the following:

  . the judgment, advice and analysis of senior management of Louis Dreyfus, including senior management's analysis of conditions in the oil and gas exploration and production industry generally, including the outlook for natural gas prices, and strategic options available to Louis Dreyfus, including the risks and challenges associated with Louis Dreyfus' continued pursuit of its strategic plan as an independent company;

  . the value of the cash and stock consideration offered in the merger in relation to historical and current market trading prices for Louis Dreyfus common stock and the underlying value of Louis Dreyfus' net assets;

  . a review of the discussions that Louis Dreyfus management and Lehman Brothers have had over the last several months with various third parties regarding their interest in a potential business combination transaction and the negotiations with Dominion leading to the belief that the values of the Dominion proposal represented the highest price per share that could be negotiated for Louis Dreyfus common stock;

  . the consideration by the Louis Dreyfus board of directors of the business, operations, financial position, prospects and personnel of Dominion and the fact that Louis Dreyfus shareholders would receive shares of a more diversified energy company with less price volatility, enhanced liquidity and with a dividend yield not available to Louis Dreyfus shareholders;

  . the discussions with Louis Dreyfus' counsel and the Principal Shareholders' counsel regarding the terms of the merger agreement and the principal shareholders agreement and the ability of Louis Dreyfus under certain conditions to consider unsolicited alternative proposals, the circumstances under which the principal shareholders agreement could be terminated, the ability to terminate the merger agreement in certain situations and the termination fee payable in the event of the occurrence of certain termination events (see "The Merger--Principal Shareholders Agreement" and "The Merger Agreement" including "-- Conditions of the Merger," "--No Solicitation of Competing Transactions," "--Termination," and "--Termination Fee"). The Louis Dreyfus board of directors also considered the prohibition on soliciting further acquisition proposals and requiring the payment of a termination fee to Dominion in certain events could have the effect of deterring alternative acquisition proposals. The board of directors concluded that this effect was not so great as to preclude the emergence of a higher offer for Louis Dreyfus and that the merger agreement contains appropriate provisions allowing the board to terminate the merger agreement in order to accept such an offer if one were made;

  . the analysis of the terms of the gas sale agreement and the possible effects of that agreement on deterring alternative acquisition proposals;

  . the opinion of Lehman Brothers described below that, as of the date of such opinion and subject to the limitations and assumptions set forth in the opinion, the consideration to be offered to Louis Dreyfus shareholders in the merger was fair from a financial point of view to Louis Dreyfus shareholders (see "The Merger--Opinion of Financial Advisor");

  . that the merger will be accomplished, for United States federal income tax purposes, on a potentially tax-deferred basis, except to the extent of the cash consideration (see "The Merger--Material United States Federal Income Tax Consequences of the Merger"); and

  . the circumstances under which Louis Dreyfus could refuse to consummate the merger due to possible decline in the market value of Dominion common stock or a material adverse change at Dominion between the date of the merger agreement and the effective time.

  The merger agreement was the end product of a process involving contacts with a number of companies that included several interested parties who received an initial presentation by the management of Louis Dreyfus or its investment bankers. These companies represented various types of businesses that were expected to have an interest in acquiring Louis Dreyfus. Four of these companies devoted significant time and effort to studying non-public data concerning Louis Dreyfus and a possible acquisition of Louis Dreyfus, but only Dominion submitted a definitive proposal.

  In reaching its decision to approve the merger agreement and the merger and to recommend adoption of the merger agreement by Louis Dreyfus shareholders, the Louis Dreyfus board of directors did not view any single factor as determinative, and did not find it necessary or practicable to assign any relative or specific weights to the various factors considered. Furthermore, individual directors may have given differing weights to different factors.

  The Louis Dreyfus board of directors believes that each of the factors listed above supports the decision to adopt the merger agreement. The Louis Dreyfus board of directors did not specifically adopt Lehman Brothers' opinion, but did rely on it in reaching its conclusion that the merger is advisable and fair to and in the best interests of Louis Dreyfus and its shareholders. The Louis Dreyfus board of directors also considered it an important factor in determining whether to approve the merger agreement. The Louis Dreyfus board of directors was aware of the relationship between Lehman Brothers and Dominion as described under "The Merger--Opinion of Financial Advisor" and concluded that the ability of Lehman Brothers to act in the best interest of Louis Dreyfus had not been compromised, and that Lehman Brothers had in fact so acted in carrying out its assignment.

Dominion's Reasons for the Merger

  The Dominion board of directors considered several financial and strategic benefits in approving the acquisition of Louis Dreyfus. These include:

  . Dominion expects the acquisition to be accretive to its current 2002 earnings per share expectations and to complement its continued expected earnings growth of 10% or better over the next several years;

  . The acquisition will increase Dominion's natural gas equivalent reserve base by more than 60% to nearly 5 trillion cubic feet;

  . Dominion believes the long term demand for natural gas will grow at a faster pace than supply, driven in large part by expected growth in natural gas-fired electric generation;

  . The acquisition will give Dominion an expanded base for its gas trading operations in support of Dominion's strategy of trading around physical assets;

  . The acquisition will expand Dominion's oil and gas exploration and production operating basins from five to seven; and

  . The acquisition builds on Dominion's portfolio of repeatable lower risk development properties and increases Dominion's pro forma average reserve life from 8.8 years to 10.2 years.


What Louis Dreyfus Shareholders Will Receive in the Merger

  At the effective time of the merger, each share of Louis Dreyfus common stock held by Louis Dreyfus shareholders other than Dominion or its subsidiaries and Louis Dreyfus shareholders who validly exercise their appraisal rights under Oklahoma law, shall automatically be converted into a right to receive:

  .  0.3226 shares of Dominion common stock; and

  . after giving effect to any required tax withholdings, a check in the aggregate amount of:

    .  $20.00;

    . the amount of cash being paid in lieu of fractional shares of Dominion common stock; and

    . if the merger closes on or after the record date for Dominion's regular quarterly dividend payable in December 2001 and/or March 2002 cash equal to the dividend that would have been paid if the holder had been a Dominion shareholder on the relevant record date. Holders will not receive these amounts, however, if breaches by Louis Dreyfus of its obligations under the merger agreement cause the merger to occur after the relevant record date of these dividends.

  For a description of Dominion common stock and a description of the comparative rights of holders of Louis Dreyfus common stock and Dominion common stock, see "Description of Dominion Capital Stock" and "Comparative Rights of Shareholders."

Principal Shareholders Agreement

  The following is a summary of the material terms of an agreement that Dominion entered into with the Principal Shareholders which own approximately 44% of the outstanding common stock of Louis Dreyfus. This summary is qualified in its entirety by reference to that agreement, a copy of which is attached to this proxy statement/prospectus as Annex B. Louis Dreyfus and Dominion urge you to read the principal shareholders agreement carefully and in its entirety.

  The Principal Shareholders have agreed to vote:

  .  in favor of the approval of the terms of the merger;

  . against any action, proposal, transaction or agreement that would constitute a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Louis Dreyfus under the merger agreement or any of the Principal Shareholders under the principal shareholders agreement;

  . except as otherwise agreed to in writing in advance by Dominion, against the following actions or proposals:

    . any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Louis Dreyfus;

    . a sale, lease or transfer of a significant part of the assets of Louis Dreyfus or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of Louis Dreyfus or any of its subsidiaries;

    . any change in the persons who constitute the board of directors that is not approved in advance by at least a majority of those who were directors of Louis Dreyfus at the time of the signing of the merger agreement;

    . any change in the capitalization of Louis Dreyfus or any amendment of the articles of incorporation or bylaws of Louis Dreyfus;

    . any other material change in the corporate structure or business of Louis Dreyfus; or

    . any other action or proposal involving Louis Dreyfus that is intended or would reasonably be expected, to prevent, impede, or materially interfere with, delay or postpone the merger.

The Principal Shareholders also appointed Dominion, or its designee, as proxy to vote their shares at any meeting of the Louis Dreyfus shareholders called with respect to the matters described above.

  If the Louis Dreyfus board of directors decides that it has a fiduciary obligation to not recommend to Louis Dreyfus shareholders that they approve the merger, the Principal Shareholders are only required to vote approximately two-thirds of the shares owned by them (approximately 29% of the outstanding Louis Dreyfus common stock) in favor of the merger.

  The voting agreement terminates if the merger agreement terminates for any reason, including if Louis Dreyfus terminates the merger agreement to accept a superior proposal.

  The agreement also restricts the ability of the Principal Shareholders to sell the shares they receive in the merger. The Principal Shareholders may not sell the shares of Dominion common stock they receive in the merger for 90 days after the merger is complete. For the 12 months following the expiration of that 90 day period, the Principal Shareholders have agreed not to sell more than ten percent (10%) of the shares they receive in the merger in any calendar month, unless Dominion agrees to allow them to sell more.

Gas Sale Agreement between Dominion and Louis Dreyfus

  In connection with the execution of the merger agreement, Louis Dreyfus entered into a gas sale agreement with Dominion Exploration & Production, a wholly owned subsidiary of Dominion. The agreement calls for Louis Dreyfus to deliver approximately 48 Bcf of natural gas at the rate of approximately 4 Bcf per month for twelve months beginning in January 2002 to Dominion Exploration & Production at a weighted average price of approximately $3.03 per Mcf. The purpose of this transaction was to allow Dominion to align Louis Dreyfus' estimated production for 2002 with Dominion's overall risk management strategy. The gas sale agreement will survive any termination of the merger agreement.

  The 48 Bcf of gas subject to this gas sale agreement represents approximately 3% of Louis Dreyfus' estimated proved reserves as of June 30, 2001. The gas sale agreement may be detrimental or beneficial to Louis Dreyfus if the merger is not consummated depending on whether market prices for natural gas in 2002 are above or below the contract price.

Source of Funds

  Dominion expects initially to finance the cash component of the merger with a bridge loan or short term commercial paper. After the merger, Dominion plans to replace the short term financing with a combination of trust preferred securities and long term debt issued by either Dominion or CNG.

Opinion of Financial Advisor

  Lehman Brothers has acted as financial advisor to Louis Dreyfus in connection with the proposed transaction. On September 9, 2001, Lehman Brothers rendered its opinion to the board that as of such date, and based upon and subject to certain matters stated in the opinion letter from a financial point of view, the consideration to be offered to the Louis Dreyfus shareholders in the merger was fair to such shareholders.

  THE FULL TEXT OF LEHMAN BROTHERS' OPINION DATED SEPTEMBER 9, 2001 IS INCLUDED AS ANNEX C TO THIS DOCUMENT AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF LOUIS DREYFUS COMMON STOCK MAY READ LEHMAN BROTHERS' OPINION FOR A DISCUSSION OF THE PROCEDURES FOLLOWED, FACTORS CONSIDERED, ASSUMPTIONS MADE AND QUALIFICATIONS AND LIMITATIONS OF THE REVIEW UNDERTAKEN BY LEHMAN BROTHERS IN CONNECTION WITH ITS OPINION.

  LEHMAN BROTHERS' ADVISORY SERVICES AND OPINION WERE PROVIDED FOR THE INFORMATION AND ASSISTANCE OF THE BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE PROPOSED TRANSACTION. LEHMAN BROTHERS' OPINION IS NOT INTENDED TO BE AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF LOUIS DREYFUS AS TO WHETHER TO VOTE FOR OR AGAINST THE MERGER. LEHMAN BROTHERS WAS NOT REQUESTED TO OPINE AS TO, AND ITS OPINION DOES NOT IN ANY MANNER ADDRESS, LOUIS DREYFUS' UNDERLYING BUSINESS DECISION (i) TO PROCEED WITH OR EFFECT THE PROPOSED TRANSACTION OR (ii) TO ENTER INTO THE GAS SALE AGREEMENT.

  In arriving at its opinion, Lehman Brothers reviewed or considered, among other things:

  . the merger agreement, the principal shareholders agreement and the specific terms of the proposed transaction;

  . publicly available information concerning Louis Dreyfus and Dominion that Lehman Brothers believed to be relevant to its analysis, including Annual Reports on Form 10-K for the year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2001;

  . financial and operating information with respect to the business, operations and prospects of Louis Dreyfus furnished to Lehman Brothers by Louis Dreyfus;

  . financial and operating information with respect to the business, operations and prospects of Dominion furnished to Lehman Brothers by Dominion;

  . certain estimates prepared by Louis Dreyfus of Louis Dreyfus' proved and non-proved reserves and future production, revenue, operating costs and capital investment;

  . certain estimates of Louis Dreyfus' proved reserves audited by Ryder Scott Company L.P., Louis Dreyfus' third party reserve engineers;

  . the trading history of the common stock of Louis Dreyfus and Dominion from September 5, 2000 to September 7, 2001 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

  . a comparison of the historical financial results and present financial condition of Louis Dreyfus and Dominion with each other and with those other companies that Lehman Brothers deemed relevant;

  . a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

  . earnings estimates for Louis Dreyfus and Dominion published by research analysts;

  . the potential pro forma effects of the proposed transaction on the future financial performance of Dominion, including the cost savings, operating synergies and strategic benefits expected to result from a combination of the businesses of Louis Dreyfus and Dominion; and

  . discussions with third parties by Louis Dreyfus and Lehman Brothers regarding such third parties' interest in a purchase of all or a part of Louis Dreyfus.

  In addition, Lehman Brothers had discussions with the management of Louis Dreyfus and Dominion concerning their businesses, operations, assets, financial condition, prospects, reserves, production profiles and exploration programs and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

  In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and further relied upon the assurances of the managements of Louis Dreyfus and Dominion that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Louis Dreyfus and the estimates of proved and non-proved reserves and future production, revenue, operating costs and capital investment of Louis Dreyfus, upon advice of Louis Dreyfus, Lehman Brothers assumed that such projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Louis Dreyfus' management as to the future performance of Louis Dreyfus and that Louis Dreyfus will perform substantially in accordance with such projections and estimates. With respect to the financial projections of Dominion, upon advice of Dominion and Louis Dreyfus, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Dominion's management as to the future financial performance of Dominion and that Dominion would perform substantially in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Louis Dreyfus or Dominion and did not make or obtain any evaluations or appraisals of the assets or liabilities of Louis Dreyfus or Dominion, other than the estimates of Louis Dreyfus' proved reserves audited by Ryder Scott Company L.P. Upon advice of Louis Dreyfus and its legal and accounting advisors, Lehman

Brothers assumed the shareholders of Louis Dreyfus would recognize gain only to the extent of the lesser of such gain or the cash received (but would not recognize loss). Lehman Brothers' opinion necessarily was based upon market, economic and other conditions as they existed on, and could be evaluated as of, September 9, 2001.

  In arriving at its opinion, Louis Dreyfus did not authorize Lehman Brothers to formally solicit, and Lehman Brothers did not so solicit, any indications of interest from any third party with respect to the purchase of all or a part of Louis Dreyfus. In addition, Lehman Brothers was not requested to and did not express any opinion as to the prices at which shares of Dominion's common stock would trade following the announcement or consummation of the proposed transaction.

  In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Louis Dreyfus, but rather made its determination as to the fairness, from a financial point of view, of the consideration per share to be offered to Louis Dreyfus shareholders in the proposed transaction on the basis of the analysis described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Louis Dreyfus and Dominion. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses could actually be sold.

 Valuation Analysis: Louis Dreyfus

  Lehman Brothers performed a valuation of Louis Dreyfus using the following methodologies: net asset valuation analysis, comparable companies analysis and comparable transactions analysis. Each of these methodologies was used to generate a reference enterprise value range for Louis Dreyfus. The enterprise value range was adjusted for appropriate on and off balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars). The equity value range was divided by fully diluted shares outstanding which is comprised of primary shares and outstanding options. The per share equity value ranges were then compared to the consideration to be offered to Louis Dreyfus shareholders in the merger. The implied per share equity values derived using the various valuation methodologies described above supported the conclusion that, as of September 9, 2001, the consideration offered to Louis Dreyfus shareholders in the proposed transaction was fair, from a financial point of view, to the shareholders.

  The various valuation methodologies noted above and the implied per share equity values derived from these methodologies are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses performed by Lehman Brothers. Considering the implied per share equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                       SUMMARY DESCRIPTION OF       IMPLIED EQUITY
     VALUATION METHODOLOGY             VALUATION METHODOLOGY        VALUE PER SHARE
     ---------------------             ----------------------       ---------------
Net asset valuation analysis     Net present valuation of after-
                                 tax cash flows generated by
                                 proved reserves using selected
                                 hydrocarbon pricing scenarios (as
                                 described below) and discount
                                 rates plus evaluation of non-
                                 proved reserves and other assets
                                 and liabilities

                                 -- Case I Commodity Prices          $27.73-$31.30

                                 -- Case II Commodity Prices         $33.21-$37.81

                                 -- Case III Commodity Prices        $39.75-$44.94

Comparable companies analysis    Market valuation benchmark based
                                 on the common stock trading
                                 multiples of selected comparable
                                 companies for selected financial
                                 and asset-based measures
                                 excluding incorporation of a
                                 control premium                     $28.86-$33.24
                                 Comparable companies valuation
                                 analysis incorporating a
                                 theoretical 20% control premium     $34.64-$39.89

Comparable transactions          Market valuation benchmark based
 analysis                        on consideration paid in selected
                                 comparable transactions             $37.62-$48.57

Consideration offered to Louis
Dreyfus shareholders in the
merger calculated using closing
stock prices as of September 7,
2001                                                                        $40.20

  Net Asset Valuation Analysis. Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from Louis Dreyfus' proved reserves as of March 31, 2001, based on estimated reserves and production cost estimates, as adjusted to take into account such reserve and production costs estimates as of June 30, 2001, and a range of discount rates as described below and assuming a tax rate of 38%, all as provided by Louis Dreyfus' management and discussed with Louis Dreyfus' management. Lehman Brothers added to such estimated values for proved reserves assessments of the value of certain other assets and liabilities of Louis Dreyfus, including probable and possible reserves, its exploration portfolio, Louis Dreyfus' commodity hedging portfolio and Louis Dreyfus' net operating loss carryforwards. The net asset valuation analysis was performed under three natural gas price scenarios (Case I, Case II and Case III), which are described below.

  The natural gas and oil price forecasts employed by Lehman Brothers were based on New York Mercantile Exchange ("NYMEX") price forecasts (assuming Henry Hub, Louisiana delivery for natural gas and West Texas Intermediate, Cushing, Oklahoma delivery for oil) from which adjustments were made to reflect location and quality differentials. NYMEX gas price quotations are stated in heating value equivalents per million British Thermal Units ("MMBtu"), which are adjusted to reflect the value per thousand cubic feet ("MCF") of gas. NYMEX oil price quotations are stated in dollars per barrel of crude oil. The table below presents a summary of natural gas and oil price forecasts employed by Lehman Brothers for each pricing case.

                                                                     ESCALATION
HENRY HUB ($/MMBTU)               2001E  2002E  2003E  2004E  02005E THEREAFTER
-------------------               ------ ------ ------ ------ ------ ----------
Case I........................... $3.00  $3.00  $3.00  $3.00  $3.00     0.0%
Case II.......................... $3.31  $3.13  $3.31  $3.33  $3.41     2.5%
Case III......................... $4.00  $4.00  $4.00  $4.00  $4.00     0.0%

                                                                     ESCALATION
WEST TEXAS INTERMEDIATE ($/BBL)   2001E  2002E  2003E  2003E  2003E  THEREAFTER
-------------------------------   ------ ------ ------ ------ ------ ----------
Case I........................... $18.00 $18.00 $18.00 $18.00 $18.00    0.0%
Case II.......................... $27.37 $25.47 $23.22 $22.32 $21.56    2.5%
Case III......................... $25.00 $25.00 $25.00 $25.00 $25.00    0.0%

  The following table summarizes the discount rate ranges Lehman Brothers employed to estimate the present value of the future after-tax cash flows for each of the different reserve categories.

                                                                       Low  High
Reserve Category                                                       Case Case
----------------                                                       ---- ----
Proved Developed Producing............................................ 10%   8%
Proved Developed Non-producing........................................ 12%  10%
Proved Undeveloped.................................................... 15%  13%

  To arrive at a range of values for Louis Dreyfus' non-proved reserves, 50%, 25% and 10% of the implied per unit value of proved reserves was applied to estimated reserve quantities of Louis Dreyfus' probable reserves, possible reserves and exploration portfolio, respectively.

  The net asset valuation analysis resulted in implied per share equity values of $27.73 to $31.30 for Case I; $33.21 to $37.81 for Case II; and $39.75 to
$44.94 for Case III. The consideration of $40.20 per share offered to Louis Dreyfus shareholders in the merger exceeds the high end of the valuation ranges for Case I and II and falls within the range for Case III.

  Comparable Companies Analysis. Lehman Brothers reviewed the public stock market trading multiples for the following exploration and production companies:

  .  Burlington Resources Inc.

  .  Devon Energy Corporation

  .  EOG Resources, Inc.

  .  Noble Affiliates, Inc.

  .  XTO Energy Inc.

  Using publicly available information including certain published equity research estimates from Lehman Brothers, Lehman Brothers calculated and analyzed equity and adjusted capitalization multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses ("EBITDE"), proved reserves and discretionary cash flow. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock and the book value of any minority interest, and subtracting cash balances. The projected 2001 and 2002 EBITDE multiple ranges were determined to be 3.5x to 4.0x and 5.0x to 5.5x, respectively. Proved reserve multiple ranges were determined to be $0.95 to $1.15 per thousand cubic feet of gas equivalent ("Mcfe"); the multiples were applied to Louis Dreyfus' proved reserve estimates, as of December 31, 2000. The appropriate projected 2001 and 2002 discretionary cash flow multiple ranges were determined to be 3.0x to 3.5x and 4.5x to 5.0x, respectively.

  This methodology yielded valuations for Louis Dreyfus that implied a per share equity value range of $28.86 to $33.24. Additionally, a theoretical control premium was applied to reflect potential additional per share value of owning a majority interest in the equity of Louis Dreyfus. This control premium was estimated to be 20%. This methodology yielded valuations for Louis Dreyfus that implied a per share equity value range of $34.64 to $39.89. The consideration of $40.20 per share offered to Louis Dreyfus shareholders in the merger exceeds the high end of this valuation range.

  Because of the inherent differences between the corporate structure, businesses, operations and prospects of Louis Dreyfus and the corporate structure, businesses, operations and prospects of the companies included in the comparable company group, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Louis Dreyfus and the companies in the comparable company group that would affect the public trading values of Louis Dreyfus and such comparable companies.

  Comparable Transactions Analysis. Lehman Brothers reviewed certain publicly available information on selected exploration and production corporate level and asset level acquisition transactions which were announced or took place from February 1997 to September 2001. Some of the more recent transactions reviewed include the following:

  .  Devon Energy Corporation / Anderson Exploration Ltd.

  .  Devon Energy Corporation / Mitchell Energy & Development Corp.

  .  Hunt Oil Company / Chieftain International Inc.

  .  El Paso Corporation / Velvet Exploration Ltd.

  .  Westport Resources Corporation / Belco Oil & Gas Corp.

  .  Samson Canada Ltd. / Courage Energy Inc.

  .  Conoco Inc. / Gulf Canada Resources Ltd.

  .  Unocal Corporation / Tethys Energy Inc.

  .  Kerr-McGee Corp. / HS Resources, Inc.

  .  Williams Companies, Inc. / Barrett Resources Corporation

  .  Talisman Energy Inc. / Petromet Resources Ltd.

  .  Vintage Petroleum, Inc. / Genesis Exploration Ltd.

  .  Amerada Hess Corp / LLOG Exploration Co.

  .  PrimeWest Energy Trust / Cypress Energy Inc.

  .  Anadarko Petroleum / Berkley Petroleum

  .  Calpine Corporation / Encal Energy

  .  Newfield Exploration Co. / Lariat Petroleum, Inc.

  .  USX Marathon Group / Pennaco Energy, Inc.

  .  Stone Energy Corp. / Basin Exploration, Inc.

  For each transaction, relevant transaction multiples were analyzed including: total purchase price (equity purchase price plus assumed obligations) divided by estimated EBITDE; total purchase price, adjusted by the value allocated to non-proved reserves, divided by proved oil and natural gas reserves on an Mcfe basis; and equity purchase price divided by estimated discretionary cash flow. The appropriate EBITDE multiple range was determined to be 4.5x to 5.5x. The appropriate proved reserve multiple range was determined to be $1.25 to $1.50 per Mcfe. The appropriate discretionary cash flow multiple range was determined to be 4.0x to 5.0x.

  This methodology yielded valuations for Louis Dreyfus that implied per share equity values ranging from $37.62 to $48.57. The consideration of $40.20 per share offered to Louis Dreyfus shareholders in the merger falls within this range.

  Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Louis Dreyfus and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the proposed transaction.

 Exploration and Production Transaction Premiums Analysis

  Lehman Brothers reviewed certain publicly available information related to selected exploration and production corporate transactions to calculate the amount of the premiums paid by the acquirers to the acquired company's shareholders. Lehman Brothers analyzed transactions that were announced or took place from July 1997 to September 2001. Some of the more recent transactions reviewed include the following:

  .  Devon Energy Corporation / Anderson Exploration Ltd.

  .  Devon Energy Corporation / Mitchell Energy & Development Corp.

  .  Hunt Oil Company / Chieftain International Inc.

  .  Westport Resources Corporation / Belco Oil & Gas Corp.

  .  Conoco Inc. / Gulf Canada Resources Ltd.

  .  Kerr-McGee Corp. / HS Resources, Inc.

  .  Williams Companies, Inc. / Barrett Resources Corporation

  Lehman Brothers calculated the premiums paid by the acquirer by comparing the per share purchase price in each transaction to the historical stock price of the acquired company as of one day, one week and one month prior to the announcement date. Lehman Brothers compared the premiums paid in the precedent transactions to the premium levels implied by the $40.20 consideration offered to Louis Dreyfus shareholders in the merger. The table below sets forth the summary results of the analysis:

                                                    Percentage Premium to the
                                                   Price Prior to Transaction
                                                          Announcement
                                                  -----------------------------
Selected Transactions                              1-DAY   1-WEEK     4-WEEKS
---------------------                             ------- --------- -----------
Mean............................................   18.1%    22.1%      23.6%
Median..........................................   19.1%    23.8%      24.2%
Premium offered to Louis Dreyfus shareholders in
 the merger.....................................   22.0%    20.9%      32.4%

 Valuation Analysis: Dominion

  Lehman Brothers performed a valuation of Dominion using the following methodologies: discounted cash flow analysis, comparable companies analysis, comparable transactions analysis, and segment comparable transactions analysis. Each of these methodologies was used to generate a reference enterprise value range for Dominion. The enterprise value range was adjusted for appropriate on and off balance sheet assets and liabilities to arrive at an equity value range (in aggregate dollars). The equity value range was divided by fully diluted shares outstanding which is comprised of primary shares and outstanding options. The per share equity value ranges were then compared to the value per Dominion share on September 7, 2001. The implied per share equity values derived using the various valuation methodologies described above supported the conclusion that, as of September 9, 2001, the consideration offered to Louis Dreyfus shareholders in the merger was fair, from a financial point of view, to the shareholders.

  The various valuation methodologies noted above and the implied per share equity values derived from these methodologies are included in the following table. This table should be read together with the more detailed descriptions set forth below. The table alone does not constitute a complete description of the financial and comparative analyses. Considering the implied per share equity values without considering the narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

                                                                           IMPLIED EQUITY
                                       SUMMARY DESCRIPTION OF                VALUE PER
 VALUATION METHODOLOGY                 VALUATION METHODOLOGY                   SHARE
 ---------------------    ------------------------------------------------ --------------
Discounted cash flow      Net present valuation of management projections
 analysis                 of after-tax cash flows using selected discount
                          rates and terminal value multiples               $58.54-$81.48

Comparable companies      Market valuation benchmark based on the common
 analysis                 stock trading multiples of selected comparable
                          companies for selected financial and asset-based
                          measures excluding incorporation of a control
                          premium                                          $53.74-$65.74

Comparable transactions   Market valuation benchmark based on
 analysis                 consideration paid in selected comparable
                          transactions                                     $57.74-$81.74

Segment comparable        Market valuation benchmark based on
transactions analysis     consideration paid in selected comparable
                          transactions in each of Dominion's primary
                          business segments, including Dominion's Energy
                          segment, Delivery segment and Exploration and
                          Production segment                               $51.74-$77.74

Value per Dominion share
based on September 7,
2001 closing price                                                                $62.63

  Discounted Cash Flow Analysis. Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from Dominion's operations based on information and projections provided by Dominion for the years 2001 through 2005, multiples to estimate the terminal value, and discount rates of 9.5% and 8.5% for the low and high ends of the discounted cash flow analysis range, respectively, and assuming a tax rate of 38.0%. Unlike the net asset valuation analysis performed on Louis Dreyfus, which was an analysis of the value of the after-tax cash flows generated by Louis Dreyfus' depleting asset base over a finite period of time, the discounted cash flow analysis performed on Dominion assumes that Dominion's operations continue as a going concern in perpetuity.

  The aggregate discounted cash flow analysis resulted in implied per share equity values of $58.54 to $81.48. The value per Dominion share of $62.63 on September 7, 2001 falls within this valuation range.

  Comparable Companies Analysis. Lehman Brothers reviewed the public stock market trading multiples for the following integrated energy companies:

  .  Duke Energy Corp.

  .  Dynegy Inc.

  .  El Paso Corporation

  .  Enron Corp.

  .  Exelon Corp.

  .  NiSource Inc.

  .  The Williams Companies, Inc.

  Using publicly available information including certain published equity research estimates from Lehman Brothers and third party research analysts, Lehman Brothers calculated and analyzed equity and adjusted capitalization multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, and amortization expense ("EBITDA"), earnings before interest and taxes ("EBIT") and net income. The adjusted capitalization of each company was obtained by adding its long-term debt to the sum of the market value of the common equity, the value of its preferred stock and the book value of any minority interest, and subtracting cash balances. The projected 2001 and 2002 EBITDA multiple ranges were determined to be 8.0x to 8.5x and 7.0x to 7.5x, respectively. The projected 2001 and 2002 EBIT multiple ranges were determined to be 10.5x to 11.5x and 9.0x to 10.0x, respectively. The appropriate projected 2001 and 2002 net income multiple ranges were determined to be 14.0x to 15.0x and 12.0x to 13.0x, respectively.

  This methodology yielded valuations for Dominion that implied a per share equity value range of $53.74 to $65.74. The value per Dominion share of $62.63 on September 7, 2001 falls within this valuation range.

  Because of the inherent differences between the corporate structure, businesses, operations and prospects of Dominion and the corporate structure, businesses, operations and prospects of the companies included in the comparable company group, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Dominion and the companies in the comparable company group that would affect the public trading values of Dominion and such comparable companies.

  Comparable Transactions Analysis. Lehman Brothers reviewed certain publicly available information on selected transactions involving companies in the natural gas and power transmission and distribution sectors which were announced or took place from June 1996 to May 2001 including the following:

  .  FirstEnergy Corp. / GPU Inc.

  .  FPL Group, Inc. / Entergy Corp.

  .  El Paso Energy Corporation / The Coastal Corporation

  .  PowerGen plc / LG&E Energy Corp.

  .  Consolidated Edison / Northeast Utilities

  .  PECO Energy / Unicom Corp.

  .  Carolina Power & Light Co. / Florida Progress Corporation

  .  NiSource Inc. / Columbia Energy Group

  .  Dynegy Inc. / Illinova Corp.

  .  Dominion Resources, Inc. / Consolidated Natural Gas Company

  .  El Paso Energy Corporation / Sonat Inc.

  .  Scottish Power plc / PacifiCorp

  .  Duke Energy Field Services / Canadian Midstream Services Ltd.

  .  CalEnergy Co. / MidAmerican Energy Holdings

  .  American Electric Power Co. / Central & South West Corp.

  .  MidCon Gas Products / KN Energy

  .  LG&E Energy Corp. / KU Energy

  .  Duke Power Co. / PanEnergy Corp.

  .  Houston Industries / NorAm Energy Corp.

  .  El Paso Energy Corporation / Tenneco Energy

  For each transaction, relevant transaction multiples were analyzed including: total purchase price (equity purchase price plus assumed obligations) divided by latest twelve month ("LTM") and one year forward estimated EBITDA and EBIT. The appropriate LTM and one year forward estimated EBITDA multiple ranges were determined to be 9.0x to 11.0x and 8.0x and 9.5x, respectively. The appropriate LTM and one year forward estimated EBIT multiple ranges were determined to be 14.0x to 16.0x and 11.0x to 13.0x, respectively.

  This methodology yielded valuations for Dominion that implied a per share equity value range of $57.74 to $81.74. The value per Dominion share of $62.63 on September 7, 2001 falls within this valuation range.

  Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Dominion and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the transactions contemplated by the merger agreement involving Dominion.

  Segment Comparable Transactions Analysis. Lehman Brothers also performed a comparable transactions analysis for the business segments of Dominion including Dominion's Energy segment, Delivery segment and Exploration and Production segment, as referenced and described in certain of Dominion's publicly available information. For each segment, a different group of comparable transactions was examined. The segment enterprise value ranges calculated were added together to calculate an enterprise value range for Dominion.

  This methodology yielded valuations for Dominion that implied a per share equity range of $51.74 to $77.74. The value per Dominion share of $62.63 on September 7, 2001 falls within this valuation range.

  Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Dominion and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of each of these transactions and the transactions contemplated by the merger agreement involving Dominion.

 Pro Forma Merger Consequences Analysis

  Lehman Brothers analyzed the pro forma impact of the merger on Dominion's projected earnings per share and cash flow from operations per share. Projected net income and cash flow from operations for fiscal years 2001 and 2002 was based on the financial and operating projections provided by Louis Dreyfus and Dominion. The pro forma results reflected the following adjustments: (a) the inclusion of $10 million in pretax synergies; (b) the additional depreciation and depletion expense associated with the purchase accounting write-up of Louis Dreyfus' assets to the offer consideration; and (c) the additional interest expense of Dominion associated with the financing of the cash portion of the consideration to be offered to Louis Dreyfus. Based on the these assumptions, Lehman Brothers' analysis indicated that the merger would be accretive to Dominion's 2002 earnings per share by approximately 2.9%, and would be accretive to Dominion's 2002 cash flow from operations per share by approximately 8.5%.

 About Lehman Brothers

  Lehman Brothers is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Louis Dreyfus selected Lehman Brothers because of its expertise, reputation and familiarity with Louis Dreyfus and because its investment banking professionals have substantial experience in transactions comparable to the merger.

  Lehman Brothers has acted as financial advisor to Louis Dreyfus in connection with the proposed transaction and Louis Dreyfus has paid Lehman Brothers an advisory fee of $1 million which includes the fees for its fairness opinion. In addition, Louis Dreyfus has agreed to pay Lehman Brothers a transaction fee of $7 million upon the consummation of the proposed transaction. In addition, Louis Dreyfus has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of this opinion.

  Lehman Brothers has also performed various investment banking services for Louis Dreyfus in the past and has received customary fees for these services. Lehman Brothers has also performed various investment banking services for Dominion in the past and has received customary fees for these services. Lehman Brothers may continue to provide such investment banking services to Dominion in the future. In the ordinary course of business, Lehman Brothers actively trades in the securities of Louis Dreyfus and Dominion for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.


Appraisal Rights of Shareholders

  Pursuant to Section 1091 of the Oklahoma General Corporation Act, a shareholder of Louis Dreyfus who follows the procedure set forth in such section may receive a cash payment equal to the "fair value" (exclusive of any element of value arising from accomplishment or expectation of the merger) of his or her shares of Louis Dreyfus common stock if the merger is completed. This procedure must be followed precisely in order to perfect the rights of dissenting shareholders.

  To be entitled to a cash payment through this procedure, a shareholder of Louis Dreyfus must deliver a written demand for appraisal of his or her shares to Louis Dreyfus. The written demand must identify the shareholder and reasonably inform Louis Dreyfus that he or she intends thereby to demand appraisal of his or her shares and must be delivered to Louis Dreyfus before the taking of the vote on the merger. A proxy or vote against the merger does not constitute such a demand. Within 10 days after the effective time of the merger, Louis Dreyfus will notify each dissenting shareholder who has complied with the procedure of separate written demand and who has not voted in favor of the merger, that the merger has become effective. Within 120 days after the effective time of the merger, a dissenting shareholder may file a petition in the District Court of Oklahoma County in the State of Oklahoma demanding a determination of the value of the shares of all dissenting shareholders. However, at any time within 60 days after the effective time of the merger, any dissenting shareholder has the right to withdraw the demand for appraisal and accept the terms offered in the merger. Within 120 days after the effective time of the merger, any dissenting shareholder, upon written request, will be entitled to receive from Dominion a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. This written statement must be made available to the requesting dissenting shareholder within 10 days after written request is received by Dominion, or within 10 days after the date the vote on the merger is taken.

  Upon determining the dissenting shareholders entitled to an appraisal, the District Court shall appraise the shares, determine their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any. The Court will direct the payment of the fair value of the shares, together with interest, if any, by Dominion to the dissenting shareholders entitled thereto. The costs of the proceeding may be determined by the District Court and taxed upon the parties as the Court deems equitable under the circumstances. Upon application of a dissenting shareholder, the Court may order all or portion of the expenses incurred by any dissenting shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to an appraisal. No cash payments will be made to a dissenting shareholder until the fair value of his or her shares has been determined by the District Court in accordance with the procedure summarized above.

  The foregoing summary does not purport to be complete statement of Section 1091 of the Oklahoma General Corporation Act relating to the rights of dissenting shareholders, a copy of which is included as Annex D.

Material U.S. Federal Income Tax Consequences of the Merger

 Scope of Discussion

  This discussion summarizes the material U.S. federal income tax consequences of the merger that apply to certain holders of Louis Dreyfus common stock. It is not a complete analysis of all potential U.S. federal income tax consequences of the merger that may be relevant to you in light of your particular circumstances. In addition, this discussion does not provide information as to the tax consequences of the merger under state, local, or foreign laws.

  This discussion applies only to persons that hold shares of Louis Dreyfus common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. It does not apply to particular categories of holders of shares of Louis Dreyfus common stock, including holders of Louis Dreyfus common stock:

  . who received shares upon the exercise of an option, warrant or other similar security or otherwise as compensation;

  . who hold shares as part of a hedge, constructive sale, wash sale, straddle, conversion transaction, synthetic security, or other integrated investment; or

  . who are subject to special treatment under U.S. federal income tax laws, such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, traders in securities who elect to mark to market, investment companies, Non-U.S. Persons, as defined in the discussion below, or persons whose functional currency is not the U.S. dollar.

  This discussion is based on and subject to the current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings, and court decisions, all as of the date hereof. These provisions, regulations, rulings, and decisions may change at any time, and the changes may apply retroactively. Any such change could affect the continuing validity of this discussion.

  This summary is of a general nature and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Accordingly, we urge you to consult your own tax advisors concerning the U.S. federal, state and local, and foreign income and other tax consequences of the merger to you. In addition, shareholders that are Non-U.S. Persons as defined below are urged to consult their tax advisors regarding the possible application of section 897 of the Internal Revenue Code, as Louis Dreyfus believes it is a "United States real property holding corporation" within the meaning of that section.

 Tax Opinions

  It is a condition of the merger that at, or prior to, closing:

  . Dominion receive an opinion from its counsel, McGuireWoods LLP, that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, and that no gain or loss will be recognized by Dominion, Dominion's wholly owned acquisition subsidiary, or Louis Dreyfus in connection with the merger; and

  . Louis Dreyfus receive an opinion from its counsel, Crowe & Dunlevy, that the merger will be treated as a reorganization within the meaning of section 368(a) of the Internal Revenue Code, that no gain or loss will be recognized by Louis Dreyfus in connection with the merger, and that shareholders of Louis Dreyfus that are U.S. persons will recognize taxable gain only to the extent of the lesser of gain realized, if any, or cash received in the exchange.

  The terms of the tax opinions to be received by Dominion and Louis Dreyfus are set forth in Sections 7.2(b) and 7.3(b) of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. Counsel will base their opinions on representations of fact contained in certificates of officers and shareholders of Dominion, Louis Dreyfus and certain of their affiliates and on conditions and assumptions set forth in the opinions. The parties will provide this information before closing, and the information must be correct as of the date it is provided and the time of closing.

  Dominion and Louis Dreyfus expect, based on conditions as they exist as of the date of this document, to receive the tax opinions described above. However, there can be no assurance that they will be able to do so. Among the requirements that must be satisfied in order for the merger to qualify as a reorganization is the "continuity of interest" requirement. This requires that the fair market value of the Dominion stock to be received by Louis Dreyfus shareholders constitute a substantial portion of the aggregate merger consideration (taking into account all cash payments, including those made to dissenting shareholders). The Internal Revenue Service has taken the position for advance ruling purposes that the continuity of interest requirement is satisfied if the value (determined at the effective time) of the acquiring corporation's (e.g., Dominion's) stock received by the acquired corporation's (e.g., Louis Dreyfus') shareholders in the merger equals or exceeds 50% of the total merger consideration received by such shareholders. The courts, however, have held the continuity of interest requirement to be satisfied with somewhat lower percentages of acquiring corporation stock. The amount of Dominion stock to be received by the Louis Dreyfus shareholders is not subject to adjustment by reason of fluctuations in the market value of Dominion's stock or otherwise. Accordingly, it is possible that a significant decline in the market price of Dominion common stock prior to the effective time, which would reduce the proportionate amount of the merger consideration paid in Dominion common stock, could adversely affect the ability of the merger to satisfy the continuity of interest requirement and prevent the issuance of the required tax opinions.

  We have not obtained and do not intend to obtain any rulings from the Internal Revenue Service concerning the U.S. federal income tax consequences of the merger. Opinions of counsel such as those to be provided to Dominion and Louis Dreyfus merely reflect counsels' best judgment based on existing authorities and the representations, conditions and assumptions noted above. These opinions are not binding on the Internal Revenue Service or the courts. The Internal Revenue Service may disagree with the opinions, and a court may sustain the Internal Revenue Service's position.

 Tax Consequences to U.S. Holders of Louis Dreyfus Common Stock

  The following discussion applies only to a beneficial holder of Louis Dreyfus common stock that participates in the merger and, for purposes of U.S. federal income tax laws, is:

  .  a citizen or resident of the United States;

  . a corporation or other entity taxable for U.S. federal income tax purposes as a corporation, if such corporation or entity was created under the laws of the United States or any of its political subdivisions;

  . a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

  . an estate that is subject to U.S. federal income tax on its income regardless of the source of such income.

  We refer to individuals or entities that meet any of these descriptions as "U.S. Holders" in the discussion below. Individuals and entities that do not meet any of these descriptions are referred to as "Non-U.S. Persons."

  Assuming that the merger qualifies as a reorganization within the meaning of section 368 of the Internal Revenue Code, a Louis Dreyfus shareholder will not recognize for U.S. federal income tax purposes any loss on the exchange. In general, however, the shareholder will recognize for U.S. federal income tax purposes gain equal to the lesser of the amount of cash received, excluding cash paid for fractional shares, or the amount of gain realized, if any, in the merger. The amount of gain realized by a Louis Dreyfus shareholder in the merger will be the excess, if any, of (1) the sum of the cash, excluding fractional share payments, and the fair market value (determined at the effective time of the merger) of the Dominion common stock received by the shareholder in the merger, over (2) the shareholder's adjusted tax basis in the Louis Dreyfus common stock exchanged, excluding the adjusted tax basis allocated to fractional shares.

  Louis Dreyfus shareholders must calculate realized gain or loss separately for each identifiable block of shares of Louis Dreyfus common stock exchanged, and the loss realized on one block of stock may not be offset against gain realized on another block of stock.

  Under most circumstances, it is expected that the gain will be treated as capital gain, eligible for a maximum U.S. federal income tax rate of 20 percent if the Louis Dreyfus shareholder is not a corporation and if the shareholder's holding period for the Louis Dreyfus common stock exchanged in the merger exceeds one year. However, in certain instances, such as where a Louis Dreyfus shareholder actually or constructively owns shares of Dominion common stock in addition to the Dominion common stock received in the merger, the gain recognized could be treated as a dividend taxable as ordinary income. If the gain is treated as a dividend taxable as ordinary income, and if the Louis Dreyfus shareholder is a corporation, the shareholder may be eligible for a dividends-received deduction (subject to applicable limitations) and subject to the "extraordinary dividend" provisions of section 1059 of the Internal Revenue Code.

  For purposes of determining whether the gain recognized is treated as a dividend taxable as ordinary income, a Louis Dreyfus shareholder is treated for U.S. federal income tax purposes as if it first exchanged all of its shares of Louis Dreyfus common stock solely in exchange for (i) the shares of Dominion common stock actually received in the merger, and (ii) a number of "deemed shares" of Dominion common stock such that the value of the deemed shares is equal to the cash consideration. The shareholder is treated as if it immediately thereafter tendered the deemed shares of Dominion common stock to Dominion in redemption thereof for cash equal in amount to the cash actually received by the shareholder in the merger (a "deemed redemption"). In order for the recognized gain calculated as described above of a Louis Dreyfus shareholder to qualify as capital gain rather than as a dividend taxable as ordinary income, the deemed redemption must result in a "substantially disproportionate" reduction in the shareholder's stock interest or must be "not essentially equivalent to a dividend." Each of these tests is explained below. In applying these tests, a Louis Dreyfus shareholder will be treated as owning shares of Dominion common stock actually or constructively owned by certain related individuals and entities and shares of Dominion common stock which the shareholder has the right to acquire by exercise of an option. Because of the complexity of these rules, each Louis Dreyfus shareholder who believes that such shareholder may be subject to these rules should consult a tax advisor.

  Under the "substantially disproportionate" test, in order for the gain recognized by a Louis Dreyfus shareholder to qualify as capital gain, the percentage of outstanding Dominion voting stock that is actually and constructively owned by the shareholder immediately after the deemed redemption must be less than 80% of the percentage of the outstanding Dominion voting stock that is actually and constructively owned by the shareholder immediately before the deemed redemption.

  Under the "not essentially equivalent to a dividend" test, in order for the gain recognized by a Louis Dreyfus shareholder to qualify as capital gain, the deemed redemption must result in a "meaningful reduction" in the shareholder's proportionate interest in Dominion, given the shareholder's particular facts and circumstances. The Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a shareholder whose relative stock interest in a publicly held corporation is minimal (an interest of less than one percent may satisfy this requirement) and who exercises no control over corporate affairs should constitute such a "meaningful reduction."

  Shareholders who do not satisfy the "substantially disproportionate" test and
(i) whose ownership interests in Dominion common stock immediately prior to the deemed redemption, determined either directly or by attribution, would not have been minimal, or (ii) who exercise control over Dominion's corporate affairs should consult their tax advisors with respect to whether or not any cash they receive in the merger is "not essentially equivalent to a dividend."

  A shareholder who receives cash in lieu of fractional shares of Dominion common stock will be treated as if such fractional share had been issued to the shareholder in the merger and redeemed by Dominion for cash.

  The aggregate adjusted tax basis of the Dominion common stock received by a Louis Dreyfus shareholder in the merger generally will equal the shareholder's adjusted tax basis in the Louis Dreyfus common stock exchanged (excluding the adjusted tax basis allocated to fractional shares) decreased by the amount of cash received (excluding cash received for fractional shares) and increased by the amount of gain recognized (excluding gain recognized on fractional shares). The holding period of the Dominion common stock received in the merger will include the holding period of the shares of Louis Dreyfus common stock exchanged. If a Louis Dreyfus shareholder has differing tax bases and/or holding periods with respect to the shares of Louis Dreyfus common stock that the shareholder exchanges in the merger, the shareholder should consult a tax advisor in order to calculate the tax bases and/or holding periods of the Dominion common stock received.

 Tax Consequences to Dissenting Shareholders of Louis Dreyfus

  A shareholder of Louis Dreyfus that is a U.S. Holder who receives cash in respect of Louis Dreyfus common stock pursuant to the exercise of dissenters' rights will recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in the shares surrendered. Any gain or loss attributable to the shares normally would be capital gain or loss.

 Backup Withholding and Information Reporting

  The Internal Revenue Code and Treasury regulations generally require those who make specified payments, including payments of cash to shareholders exchanging shares of Louis Dreyfus common stock in the merger, to report such payments to the Internal Revenue Service.

  These rules require Dominion or its exchange agent, as the case may be, to withhold tax from payments made to exchanging shareholders who fail to provide the information necessary to establish exemption from withholding, including a correct taxpayer identification number or certification of foreign status, or if the Internal Revenue Service or a broker informs Dominion or its exchange agent that withholding is required. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

  Any amounts withheld under the backup withholding rules may be credited against any U.S. federal income tax liability of the recipient of the payment.

Interests of Certain Persons in the Merger

 Change in Control Agreements

  Certain officers of Louis Dreyfus have change in control agreements providing for the payment of severance benefits upon involuntary termination of employment, other than for cause, within two years after a change in control. Notwithstanding the provisions of the change in control agreements, Louis Dreyfus and Dominion have agreed that the amounts payable under the change in control agreements will be paid to the affected officers on the closing date of the merger. The amount of the payments for executive officers is equal to two times the executive officer's annual compensation, which is defined as annual salary immediately prior to the date on which a change of control occurs plus the average annual bonus received by the affected officer over the three years immediately prior to the change in control. The expected amount of the payments to the Louis Dreyfus executive officers under the terms of change in control agreements are as follows:

          Name                                   Title                           Amount
          ----                                   -----                         ----------
Mark E. Monroe.......... President and Chief Executive Officer                 $1,513,333
Jeffrey A. Bonney....... Executive Vice President and Chief Financial Officer     580,000
Richard E. Bross........ Executive Vice President--Land and Operations            756,667
                         Executive Vice President--Engineering and
Ronnie K. Irani......... Exploration                                              883,333
Kevin R. White.......... Executive Vice President--Corporate Development and      553,333
                         Strategic Planning

  An additional $1.3 million will be paid to other officers having change in control agreements providing for a payment of one times annual compensation defined as in the same manner as for the above named executive officers.

 Stock Options and Restricted and Deferred Stock

  The Louis Dreyfus Stock Option Plan ("Stock Option Plan") provides for awards of stock options to employees and non-employee directors selected by the compensation committee of the board of directors. Upon a change of control, which will occur when the shareholders approve the merger, all stock options previously granted will become fully vested and exercisable. As of the date of the merger agreement, the executive officers named above held 644,125 outstanding and unvested stock options that would vest as a result of a change in control.

  The merger agreement provides that each option holder shall have the right to: (1) elect to have their Louis Dreyfus options exchanged for options to purchase shares of Dominion common stock or (2) have their options automatically converted into options to acquire the Merger Consideration. See "The Merger Agreement--Treatment of Louis Dreyfus Stock Options."

  If the shareholders approve the merger, 17,880 shares of restricted stock held by the above named executive officers will vest and a total of 79,877 shares (including the newly vested shares) will be distributed to such executive officers from existing deferred stock trusts. In addition, 48,096 shares of deferred stock awards will be distributed to Louis Dreyfus board of directors.

 Bonuses

  The merger agreement also provides that officers with change in control agreements are entitled to receive on the closing date of the merger a pro rata portion of their 2001 annual bonuses. Other employees of Louis Dreyfus are also entitled to receive their annual 2001 bonus on or before February 15, 2002 unless they are terminated for cause or terminate their employment voluntarily before then.

 Employee Benefits

  The merger agreement generally requires Dominion to honor Louis Dreyfus' existing employee benefit plans and commitments in accordance with their terms after the merger, which requirement will be satisfied by Dominion's making available to former employees of Louis Dreyfus benefits under Dominion employee benefit plans. See "The Merger Agreement--Treatment of Louis Dreyfus Stock Options." Dominion has agreed that its severance plan will apply for purposes of calculating severance benefits for any Louis Dreyfus employees (other than employees having change in control agreements) terminated by Dominion after the merger. The Dominion severance plan generally provides severance benefits that are more favorable to employees than Louis Dreyfus' existing plan.

 Directors and Officers Indemnification and Insurance

  The merger agreement provides that after the effective time, Dominion will indemnify to the fullest extent permitted under applicable law each current and former officer or director of Louis Dreyfus and certain other persons against all losses, claims, damages, liabilities, costs or expenses (including attorneys fees) in connection with any claim arising out of or pertaining to acts or omissions by them and their capacities as such whether commenced, asserted or claimed before or after the effective time. Dominion also agrees that all existing rights to indemnification in the certificate of incorporation, bylaws and any indemnification agreement of Louis Dreyfus shall survive the merger and continue in effect for a period of six years after the effective time. For a period of six years after the effective time, Dominion is required to maintain directors and officers liability insurance covering current and former directors and officers of Louis Dreyfus on terms substantially no less advantageous to them from Louis Dreyfus' existing insurance. In this regard, Dominion is not required to pay annual premiums in excess of 200% of the last annual premium paid by Louis Dreyfus. Dominion has a right to cause this requirement to be satisfied by purchasing tail coverage for a six-year period on terms and conditions no less advantageous than Louis Dreyfus' existing insurance.

 The Principal Shareholders' Benefits

  Certain directors of Louis Dreyfus who are employees of the Principal Shareholders or their affiliates participate in a stock equivalent compensation plan sponsored by an affiliate of the Principal Shareholders which entitles them to receive a cash payment on termination of their employment with such affiliate or earlier if so determined by such affiliate. Compensation payable to such directors is equal to the underlying value of the equivalent shares of Louis Dreyfus common stock. Pursuant to the terms of this plan, Daniel R. Finn, Jr., Gerard Louis-Dreyfus, Ernest F. Steiner and Simon B. Rich, Jr. have each been awarded stock equivalent units representing 200,000, 60,000, 25,000 and 25,000 shares of Louis Dreyfus common stock, respectively.

Accounting Treatment

  Dominion will account for the merger under the purchase method of accounting. Purchase accounting requires that the purchase price and costs of the acquisition be allocated to all of the assets acquired and liabilities assumed, based upon relative fair values.

  Dominion will also recognize goodwill representing the portion of the purchase price in excess of the estimated fair value of identified assets and liabilities. As provided in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for business combinations completed after June 30, 2001, the goodwill will not be subject to amortization. Instead, goodwill will be subject to review for impairment under the provisions of the new standard.

Louis Dreyfus Shareholder Lawsuit Regarding the Merger

  On September 10, 2001, a suit was filed against Louis Dreyfus and the members of its board of directors concerning the merger. The complaint, which purports to be a class action complaint, was filed in the District Court of Oklahoma County, Oklahoma, under the case name David Osher v. Mark E. Andrews, III, Daniel R. Finn, Jr., E. William Barnett, Richard E. Bross, Peter G. Gerry, Gerard Louis-Dreyfus, Mark E. Monroe, John H. Moore, James R. Paul, Nancy K. Quinn, Simon B. Rich, Jr., Ernest F. Steiner and Louis Dreyfus Natural Gas Corp. The petition seeks rescission of the merger agreement and seeks injunctive relief and damages based on the alleged failure of the directors to perform properly their fiduciary duty in connection with the proposed merger. The petition also seeks an award of costs and attorneys' fees. The complaint was served on Louis Dreyfus on September 14, 2001. Louis Dreyfus intends to vigorously defend this lawsuit and does not currently expect it will interfere with the consummation of the merger.


Resales of Dominion Common Stock

  The Dominion common stock to be issued to Louis Dreyfus shareholders in connection with the merger has been registered with the Securities and Exchange Commission. All shares of Dominion common stock received by Louis Dreyfus shareholders upon consummation of the merger will be freely transferable by those Louis Dreyfus shareholders

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

who are not deemed "affiliates" (as defined under the Securities Act but generally including executive officers, directors and shareholders owning 10 percent or more of Louis Dreyfus, or the parties to the principal shareholders agreement. See "The Merger--Principal Shareholders Agreement").

  Louis Dreyfus has agreed in the merger agreement to use its reasonable best efforts to cause each person identified by Louis Dreyfus as an affiliate of Louis Dreyfus to deliver to Dominion a written agreement to not sell, pledge, transfer or otherwise dispose of any Dominion common stock issued to him or her pursuant to the merger except in accordance with the Securities Act. The stock certificates representing Dominion common stock issued to such affiliates in the merger will bear a legend with respect to the applicable restrictions.


Stock Exchange Listing

  Dominion will file a listing application with the New York Stock Exchange covering the shares of Dominion common stock to be issued pursuant to the merger or upon the exercise of Louis Dreyfus stock options that are converted into Dominion stock options. The obligations of Dominion and Louis Dreyfus to effect the merger are subject to the condition that these shares of Dominion common stock be approved for listing on the New York Stock Exchange, subject only to official notice of issuance.

  The common stock of Dominion which Louis Dreyfus shareholders shall receive in exchange for Louis Dreyfus common stock will trade under the symbol "D" on the New York Stock Exchange.

  If the merger is completed, Louis Dreyfus common stock will be delisted from the New York Stock Exchange.

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

                              THE MERGER AGREEMENT

  The description of the amended merger agreement set forth below highlights certain important terms of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. This description does not purport to be complete and it may not include all the information that interests you. Louis Dreyfus and Dominion urge you to read the merger agreement carefully and in its entirety.

Overview

  At the effective time of the merger, Louis Dreyfus will merge with and into a wholly owned subsidiary of Dominion. The Dominion subsidiary will be the surviving corporation in the merger, and, following the merger, the surviving corporation will be wholly owned by CNG. The surviving corporation will assume all the rights and obligations of Louis Dreyfus.

Effective Time

  Louis Dreyfus and the Dominion subsidiary will execute and file certificates of merger with the Oklahoma Secretary of State and the Delaware Secretary of State promptly after the day on which the last condition to completing the merger is satisfied or waived or at such other time as Dominion and Louis Dreyfus may agree. The merger will become effective at the time and on the date on which those documents are filed or such other time and date on which the parties agree and specify in those documents. That time is referred to as the "effective time."

Effects of the Merger

  At the effective time of the merger:

  . each outstanding share of Louis Dreyfus common stock, other than (1) shares owned or held by Dominion, its subsidiaries or Louis Dreyfus, including treasury stock, and (2) shares held by Louis Dreyfus shareholders who validly exercise their appraisal rights under Oklahoma law, will be automatically converted into the right to receive $20.00 in cash and 0.3226 shares of Dominion common stock;

  . if the merger closes on or after the record date for Dominion's regular dividend payable in December 2001 and/or March 2002, you will receive cash equal to the dividend that would have been paid to you if you had been a Dominion shareholder on the relevant record date (you will not receive these amounts, however, if breaches by Louis Dreyfus of its obligations under the merger agreement cause the merger to occur after the relevant record date for these dividends);

  . shares of Louis Dreyfus common stock held by Louis Dreyfus shareholders who exercise their appraisal rights under Oklahoma law will be treated as described under "The Merger--Appraisal Rights of Shareholders," assuming that those shareholders validly exercise their appraisal rights; and

  . shares of Louis Dreyfus common stock owned or held by Dominion, its subsidiaries or Louis Dreyfus, including treasury stock, will be canceled.

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

  If, before the effective time of the merger, the issued and outstanding shares of Dominion common stock are changed into a different number of shares as a result of a reclassification, stock split, reverse stock split, stock dividend, stock distribution or similar event, an appropriate adjustment will be made to the consideration to be received by Louis Dreyfus shareholders.

  For a description of Dominion common stock and a description of the comparative rights of holders of Dominion common stock and Louis Dreyfus common stock, see "Description of Dominion Capital Stock" and "Comparative Rights of Shareholders."

Exchange of Stock Certificates

 Exchange Agent

  Dominion will deposit with its exchange agent, Mellon Investor Services LLC, certificates representing Dominion common stock issuable and cash payable in exchange for outstanding Louis Dreyfus common stock. Dominion will also make funds available to the exchange agent from time to time as needed to pay any cash instead of fractional shares or any dividends or other distributions declared by Dominion on its common stock with a record date after the effective time of the merger and a payment date on or before the date the relevant Louis Dreyfus stock certificate is surrendered.

 Exchange Procedures

  LOUIS DREYFUS STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY CARD. A TRANSMITTAL LETTER AND ACCOMPANYING INSTRUCTIONS WILL BE PROVIDED TO LOUIS DREYFUS SHAREHOLDERS FOLLOWING THE MERGER.

  If you own Louis Dreyfus common stock, promptly after the merger the exchange agent will mail to you a transmittal letter and instructions explaining how to surrender your certificates to the exchange agent.

  Louis Dreyfus shareholders who surrender their stock certificates to the exchange agent, together with a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter, will receive for each share of Louis Dreyfus common stock:

  .  0.3226 shares of Dominion common stock; and

  . after giving effect to any required tax withholdings, a check in the aggregate amount of:

    .  $20.00;

    . the amount of cash being paid in lieu of fractional shares of Dominion common stock; and

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

    . if the merger closes on or after the record date for Dominion's regular quarterly dividend payable in December 2001 and/or March 2002 cash equal to the dividend that would have been paid to such shareholder if such shareholder had been a Dominion shareholder on the relevant record date. Louis Dreyfus shareholders will not receive these amounts if breaches by Louis Dreyfus of some of its obligations under the merger agreement cause the merger to occur after the relevant record date of these dividends.

  If you have a Louis Dreyfus stock certificate, you should surrender that certificate for exchange after the effective time of the merger. Until you surrender your Louis Dreyfus stock certificate, dividends or other distributions declared with a record date after the effective time of the merger will accrue, but will not be paid, on shares of Dominion common stock that you are entitled to receive as a result of the conversion of your shares of Louis Dreyfus common stock. When you surrender your certificates, any unpaid dividends or other distributions will be paid, less the amount of any withholding taxes that may be required. No interest will be paid or accrued on the cash portion of the merger consideration.

  The exchange agent will deliver to Dominion on demand, shares of Dominion common stock to be issued in the merger or funds set aside by Dominion to pay the cash consideration, cash in lieu of fractional shares in connection with the merger or to pay dividends on shares of Dominion common stock to be issued in the merger that are not claimed by former Louis Dreyfus shareholders within 180 days after the effective time of the merger. Thereafter, Dominion will act as the exchange agent and former Louis Dreyfus shareholders may look only to Dominion for payment of their shares of Dominion common stock, cash consideration, cash in lieu of fractional shares and unpaid dividends and distributions. None of Dominion, the surviving corporation, the exchange agent or any other person will be liable to any former Louis Dreyfus shareholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  If any certificates for shares of Dominion common stock are to be issued in a name other than that in which the Louis Dreyfus common stock certificate surrendered in exchange for such shares is registered, the person requesting the exchange must (1) pay any transfer or other taxes required by reason of the issuance of certificates for shares of Dominion common stock in a name other than that of the registered holder of the certificate surrendered or (2) establish to the satisfaction of Dominion or the exchange agent that such tax has been paid or is not applicable.

  At the effective time of the merger, the stock transfer books of Louis Dreyfus will be closed and no further issuances or transfers of shares of Louis Dreyfus common stock will be made. If, after the effective time, valid Louis Dreyfus stock certificates are presented to the surviving corporation for any reason, they will be cancelled and exchanged as described above to the extent allowed by applicable law.


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

 Fractional Shares

  No fractional shares of Dominion common stock will be issued to Louis Dreyfus shareholders. Instead of fractional shares, each Louis Dreyfus shareholder otherwise entitled to a fractional share will receive, in cash and without interest, an amount representing the fractional share, rounded to the nearest one-hundredth of a share, multiplied by the closing price of Dominion common stock on the date the merger is complete.

 Lost, Stolen or Destroyed Certificates

  If a Louis Dreyfus stock certificate has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable in accordance with the merger agreement, without interest, upon receipt of (1) an affidavit of that fact by the person claiming the certificate is lost, stolen or destroyed and (2) appropriate and customary indemnification or the posting of a bond in the form customarily required by Dominion to indemnify against any claim that may be made against it with respect to such certificate.

Representations and Warranties

 Representations and Warranties

  The merger agreement contains customary representations and warranties by each of Dominion and Louis Dreyfus relating to, among other things:

  .  corporate organization and similar corporate matters;

  .  capital structure;

  .  authority relative to the transaction;

  . documents filed with the Securities and Exchange Commission and the financial statements included in those documents;

  .  absence of contract violations or conflicts; and

  .  broker's fees.

 Additional Representations and Warranties of Louis Dreyfus

  In addition to those described above, the merger agreement also contains additional representations and warranties by Louis Dreyfus relating to, among other things:

  .  subsidiaries;

  . the operation of Louis Dreyfus' business in the ordinary course since June 30, 2001, the absence of material undisclosed liabilities and no occurrence of a material adverse effect with respect to Louis Dreyfus;

  .  legal proceedings;

  .  taxes;

  .  benefit plans and employment matters;

  .  environmental matters;


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

  .  compliance with laws;

  .  intellectual property;

  .  oil and gas reserves;

  .  hedging activities;

  .  certain contracts and indebtedness;

  .  title to properties;

  .  insurance;

  .  opinion of financial advisors;

  .  board approval and recommendation of the merger;

  .  the requisite vote required for approval and adoption of the merger;

  . status under Natural Gas Act and Texas law relating to gas gathering systems; and

  .  certain approvals.

 Additional Representations and Warranties of Dominion

  In addition to the those described above, the merger agreement also contains additional representations and warranties by Dominion relating to, among other things:

  .  financing for the transaction;

  .  no Dominion shareholder vote required for the merger; and

  .  no occurrence of a material adverse effect with respect to Dominion.

Covenants Under the Merger Agreement

 Conduct of Louis Dreyfus Pending the Merger

  Under the merger agreement, Louis Dreyfus has agreed that during the period before completion of the merger, except in connection with the transactions contemplated by the merger agreement, it will carry on its business in the ordinary course consistent with past practice, and will use all reasonable efforts to maintain intact its present business, maintain its relationships with customers, suppliers and others having business dealings with it, keep its current key officers and employees and maintain customary insurance in effect. Subject to certain exceptions, the merger agreement places specific restrictions on the ability of Louis Dreyfus and its subsidiaries to:

  . acquire, sell, encumber, lease, transfer or dispose of assets, rights or securities that are material or terminate, materially modify or enter into any material commitment or line of business, in each case outside of the ordinary course of business or acquire by merger or purchase substantially all the assets of any other person;

  .  amend its certificate of incorporation or bylaws;

  . split, combine or reclassify any shares or interests in its capital stock;


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

  .  declare or pay dividends on its capital stock;

  . redeem or acquire, or offer to redeem or acquire, any shares of its capital stock or securities representing the right to acquire its capital stock other than pursuant to terms of outstanding employee benefit plans;

  . issue securities other than those issuable upon exercise of options outstanding on the date of the merger agreement;


  . modify the terms of any existing indebtedness or issue any debt securities, except as incurred in the ordinary course consistent with past practice for working capital management purposes;

  . guarantee or otherwise become responsible for the obligations of another party, or make any loans or advances except to or for the benefit of any subsidiary of Louis Dreyfus or except for indebtedness of $5,000,000 or less in the aggregate;

  . authorize, recommend or propose any material change in its capitalization;

  .  grant or increase severance or termination pay;

  . adopt or establish any new employee benefit plan, amend in any material respect any employee benefit plan or, other than in the ordinary course of business, increase the compensation or fringe benefits of any employee or pay any material benefit not required by an existing benefit plan;

  . other than in the ordinary course of business, enter into or materially amend any employment, consulting, severance or indemnification agreement, or other obligation to any employee;

  . settle any material tax liability or litigation involving the payment of more than $5 million or pay claims or liabilities not reserved in the Louis Dreyfus balance sheet of $5 million individually or $10 million in the aggregate;

  . make or commit to make capital expenditures in excess of a specified amount;

  .  make any material changes in its tax accounting methods;

  . other than in the ordinary course of business, write off any accounts or notes receivable in excess of $5 million;

  . take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization described in Section 368(a) of the United States Internal Revenue Code of 1986, as amended;

  . enter into or amend any agreement with any shareholder of Louis Dreyfus with respect to holding, voting or disposing of shares;

  . cause the acceleration of rights, benefits or payments under any employee benefit plan other than as a result of the merger;

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

  . enter into any fixed price oil or gas forward sales contracts or fixed price purchase or sale contracts that would result in physical delivery of its oil or gas production for the year 2001, 2002 or 2003 or fixed price hedging arrangements with respect to its oil production or more than 10% of its budgeted gas operations for 2001, 2002 or 2003; or

  . agree to take any of the actions described in the preceding bullet points.

 Conduct of Dominion Pending the Merger

  Subject to certain exceptions, during the period before the completion of the merger, the merger agreement places specific restrictions on the ability of Dominion to:

  . acquire by merger or otherwise any business or assets if the transaction would prevent or materially delay the merger;

  . adopt or propose any amendments to its charter documents which would have a materially adverse effect on the consummation of the merger;

  . take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization as described in Section 368(a) of the Internal Revenue Code;

  . except for the payment of ordinary cash dividends on its common stock, split, combine or reclassify any shares of its capital stock, or set aside or pay any dividend, unless the merger consideration is adjusted proportionately;

  .  adopt a plan of complete or partial liquidation or dissolution; or

  . agree to take any of the actions described in the preceding bullet points.

 Other Covenants

  In addition to covenants specifically described under "The Merger" or "The Merger Agreement," the merger agreement contains a number of mutual covenants of Dominion and Louis Dreyfus, including covenants relating to:

  . accuracy of information to be supplied for inclusion in this proxy statement/prospectus and the related registration statement;

  . keeping each other apprised and using their reasonable best efforts to prevent or remedy their material breach of a representation or warranty contained in the merger agreement or their material failure to comply with their obligations under the merger agreement; and

  . cooperation in obtaining governmental approvals necessary to the consummation of the merger and using their respective reasonable best efforts to do, or cause to be done, all things required to consummate and make effective the transactions contemplated by the merger agreement.


  The merger agreement requires Louis Dreyfus to call a meeting of its shareholders for the purpose of approving the merger agreement, and subject to fiduciary obligations under applicable law, to use its reasonable best efforts to obtain the necessary approval.

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

  Dominion is required to use its reasonable best efforts to cause the shares of its common stock that are to be issued in the merger or to be issued upon exercise of options to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the date on which the merger occurs.

  In addition, as soon as practicable following the merger, the surviving corporation is required to cease using the Louis Dreyfus name.

No Solicitation of Competing Transactions

 No Solicitation of Acquisition Proposals

  The merger agreement contains detailed provisions prohibiting Louis Dreyfus from seeking an acquisition proposal as an alternative to the merger. Under these "no solicitation" provisions, Louis Dreyfus has agreed that it will not:

  . solicit, initiate, or encourage any inquiries relating to, or the submission of, any acquisition proposal, as described below;

  . participate in any discussions regarding or take any other action to facilitate any inquiries or the making of any proposal or offer that is, or may reasonably be expected to lead to, an acquisition proposal; or

  . approve, recommend or accept any acquisition proposal, or enter into any letter of intent or agreement with respect to any acquisition proposal.

  The merger agreement permits Louis Dreyfus or its board of directors to comply with Rules 14d-9 and 14e-2 under the Securities Exchange Act with regard to an acquisition proposal if the Louis Dreyfus board of directors does not recommend that the shareholders of Louis Dreyfus tender their shares in connection with any such tender or exchange offer unless the Louis Dreyfus board of directors shall have determined in good faith, after consultation with its financial advisors and outside counsel, that the relevant acquisition proposal is a superior proposal, as described below.

  If prior to the special meeting of shareholders of Louis Dreyfus, Louis Dreyfus receives an unsolicited bona fide written acquisition proposal from a third party that the board of directors determines in good faith, after receiving the advice of a financial advisor of nationally recognized reputation, is reasonably likely to be a superior proposal, Louis Dreyfus and its representatives may conduct discussions or provide information as it determines, but only if, prior to providing any information or engaging in any discussions:

  . the third party shall have entered into a confidentiality agreement not materially less favorable to Louis Dreyfus than the confidentiality agreement with Dominion and containing additional provisions that expressly permit Louis Dreyfus to comply with the provisions of its no solicitation obligations to Dominion; and

  . the board of directors determines in its good faith judgment, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties.

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

  Louis Dreyfus must promptly notify Dominion if it receives any acquisition proposal, including the identity of the party submitting the proposal. Within 24 hours of receipt of an inquiry, proposal or offer that could reasonably be expected to lead to an acquisition proposal, Louis Dreyfus must provide Dominion with the material terms and conditions other aspects of any inquiry, proposal or offer of this type. Louis Dreyfus must also notify Dominion if Louis Dreyfus intends to engage in discussions or provide information.

  For this purpose, an acquisition proposal is any third party tender offer, merger, consolidation, business combination or similar transaction involving all or more than 10% of Louis Dreyfus assets, 10% or more of Louis Dreyfus capital stock, or any acquisition of 10% or more of Louis Dreyfus capital stock or assets in a single transaction or a series of related transactions.

  For purposes of the merger agreement, a "superior proposal" means any unsolicited bona fide written acquisition proposal which:

  . contemplates a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving Louis Dreyfus as a result of which Louis Dreyfus shareholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or a sale, lease, exchange, transfer or other disposition of at least 50% of the value of the assets of Louis Dreyfus and its subsidiaries, taken as a whole; and

  . is on terms which the Louis Dreyfus board of directors determines, after consultation with its financial advisor and outside counsel, taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, would, if consummated, result in a transaction that is more favorable to its shareholders from a financial point of view than the transactions contemplated by the merger agreement, including the terms of any proposal by Dominion to modify the terms of the transactions contemplated by the merger agreement, and is reasonably likely to be financed and otherwise completed without undue delay.

Conditions of the Merger

 Conditions to Both Parties' Obligations

  Dominion or Louis Dreyfus may choose not to complete the merger unless each of the following conditions is satisfied or waived:

  . the merger agreement has been adopted by the affirmative vote of the holders of a majority of the outstanding shares of Louis Dreyfus common stock;

  . any waiting period applicable under the Hart-Scott-Rodino Act applicable to the merger has expired or been terminated;

  . no restraining order or injunction prohibiting completion of the merger is in effect and the completion of the merger is not illegal under any applicable law;

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

  . the registration statement of which this proxy statement/prospectus is a part has been declared effective by the Securities and Exchange Commission and is not subject to any stop order or proceedings seeking a stop order;

  . the shares of Dominion common stock to be issued in the merger have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance; and

  . receipt by Dominion and Louis Dreyfus of an opinion from their respective outside counsel that the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code.

 Additional Conditions to Dominion's Obligations

  Dominion's obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

  . the representations and warranties of Louis Dreyfus must be true and correct as of the date of the merger agreement and, except for representations and warranties that speak as of an earlier date, as of the closing date of the merger, except for circumstances which, when considered individually or in the aggregate, would not reasonably be expected to have a company material adverse effect, as defined below; and

  . Louis Dreyfus must not have breached in any material respect any obligation that it is required to perform in the merger agreement.

  For purposes of the merger agreement, company material adverse effect means a material adverse effect on or change in:

  . business, assets and liabilities (taken together) or the consolidated financial condition of Louis Dreyfus; or

  . Louis Dreyfus' ability to consummate the transactions contemplated by the merger agreement or fulfill the conditions to closing.

  However, there will be no company material adverse effect to the extent that any material adverse effect or change is caused by or results from conditions affecting the United States economy generally or the economy of a nation or region in which Louis Dreyfus conducts business or generally affecting the industries (including the natural gas industry) in which Louis Dreyfus conducts business (including the price of natural gas), or is caused by or results from the announcement or pendency of the merger.

 Additional Conditions to Louis Dreyfus' Obligations

  Louis Dreyfus' obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

  . the representations and warranties of Dominion must be true and correct as of the date of the merger agreement and, except for representations and warranties that speak as of an earlier date, as of the closing date of the merger, except for

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

     circumstances which, when considered individually or in the aggregate, would not reasonably be expected to have a Dominion material adverse effect, as defined below; and

  . Dominion must not have breached in any material respect any obligation that it is required to perform in the merger agreement.

  For purposes of the merger agreement, the term Dominion material adverse effect means a material adverse effect on or change in:

  . business, assets and liabilities (taken together) or the consolidated financial condition of Dominion; or

  . Dominion's ability to consummate the transactions contemplated by the merger agreement or fulfill the conditions to closing.

  However, there will be no Dominion material adverse effect to the extent that any material adverse effect or change is caused by or results from conditions affecting the United States economy generally or the economy of a nation or region in which Dominion conducts business or generally affecting the industries (including the natural gas industry) in which Dominion conducts business (including the price of natural gas), or is caused by or results from the announcement or pendency of the merger.

Treatment of Louis Dreyfus Stock Options

  The merger agreement provides that prior to the effective time of the merger, Dominion will offer each holder of an option to purchase shares of Louis Dreyfus common stock an election to have their options exchanged for options to purchase shares of Dominion common stock. In the event an option holder makes this election, each option in Louis Dreyfus common stock will be automatically converted at the effective time of the merger into a substituted option to purchase shares of Dominion common stock. The number of shares of Dominion common stock covered by the substituted option will be equal to the product of the number of shares of Louis Dreyfus common stock that could have been purchased under the option multiplied by the quotient obtained by dividing the per share amount by an average price of Dominion common stock. The exercise price of each substituted option will be equal to the quotient obtained by dividing the per share option exercise price of the Louis Dreyfus option by the quotient obtained by dividing the per share amount by an average price of Dominion common stock. The average price of Dominion common stock is the average of the volume weighted averages of the trading price of Dominion common stock for the 10 consecutive trading days ending on the third trading day immediately preceding the effective time of the merger. The "per share amount" is the value of the cash and Dominion common stock paid to holders of Louis Dreyfus common stock with Dominion common stock valued at the average price.

  The merger agreement provides that for those option holders who do not elect to have their options exchanged for substituted options to purchase Dominion common stock, their options will automatically be converted into an option to acquire the merger consideration, and the per share exercise price shall be appropriately adjusted, as if the option to purchase Louis Dreyfus common stock had been exercised immediately before the effective time of the merger.

  Except for the conversion described above, all of these Dominion options will have the same terms and conditions as the Louis Dreyfus options that they replace.

Termination

  The merger agreement may be terminated at any time prior to the merger, whether before or after Louis Dreyfus shareholder approval has been obtained:

  .  By mutual written consent;

  .  By either party if:

    . the merger is not completed by March 31, 2002, except that this right to terminate will not be available to a party whose failure to fulfill in any material respect any obligation under any provision of the merger agreement has been the cause of, or resulted in, the failure of the merger to be completed by March 31, 2002;

    . the holders of a majority of the outstanding Louis Dreyfus common stock have not approved the merger; or

    . any court or other governmental authority issues a non-appealable final order, decree or ruling which permanently enjoins or prohibits the merger, so long as the party seeking termination has used reasonable best efforts to avoid entry of, or have vacated, such order, decree or ruling;

  .  By Dominion if:

    . the Louis Dreyfus board of directors withdraws, modifies or changes in any manner adverse to Dominion its approval or recommendation of the merger or recommends or approves another acquisition proposal;

    . Louis Dreyfus breaches the no solicitation provision of the merger agreement in a material respect and Dominion is adversely affected by the breach; or

    . subject to a right to cure, Louis Dreyfus breaches or fails to satisfy any of its obligations that results in the conditions to the obligations of Dominion not being able to be satisfied on or before the closing date, except that Dominion cannot terminate if it is in material breach of the merger agreement;

  .  By Louis Dreyfus if:

    . prior to the shareholders' meeting, it receives a superior proposal and resolves to accept such proposal, and has complied in all material respects with the no solicitation provisions of the merger agreement; or

    . subject to a right to cure, Dominion breaches or fails to satisfy any obligation that results in the conditions to the obligations of Louis Dreyfus not being able to be satisfied on or before the closing date, except that Louis Dreyfus cannot terminate if it is in material breach of the merger agreement.

Termination Fee

  Louis Dreyfus will be required to pay a termination fee of $70 million if the merger agreement is terminated in the following circumstances:

  . the merger agreement is terminated by Louis Dreyfus in order to accept a superior proposal;

  .  the merger agreement is terminated by Dominion because:

    . the Louis Dreyfus board of directors withdraws, modifies or changes, in a manner adverse to Dominion, its recommendation of the merger;


    . Louis Dreyfus breaches its no solicitation obligation in a material respect and Dominion is adversely affected; or

  .  the merger agreement is terminated:

    . by Dominion because Louis Dreyfus breached in a material respect any of its material agreements or covenants in the merger agreement;

    . by Louis Dreyfus or Dominion because the merger did not occur by March 31, 2002 and Louis Dreyfus breached in a material respect any of its material agreements or covenants in the merger agreements; or

    . by Louis Dreyfus or Dominion because Louis Dreyfus shareholders did not approve the merger;

    .  and, in each case:

      -- there was outstanding another publicly announced acquisition proposal;

      -- Dominion was not in material breach of the merger agreement;

      -- the Louis Dreyfus shareholders did not approve the merger;

      -- the Louis Dreyfus board of directors did not withdraw, modify or change its recommendation of the merger; and

      -- within 12 months after termination, Louis Dreyfus enters into an agreement (which is ultimately consummated) or consummates a transaction with the proponent of the acquisition proposal or another party pursuant to a superior acquisition proposal.

Expenses

  All costs and expenses incurred in connection with the merger agreement, the related transactions and the printing and filing of this proxy statement/prospectus will be paid by the company incurring such expenses.

Amendment and Waiver

  Dominion and Louis Dreyfus may amend the merger agreement by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the merger by Louis Dreyfus shareholders, provided that, after any such approval, the parties will make no amendment which by law requires further approval by such shareholders without such further approval. Any failure of Dominion or Louis Dreyfus to comply with its obligations may be waived prior to the effective time of the merger only in writing by the party entitled to the benefit of the obligation, but such waiver shall not operate as a waiver or estoppel with respect to any subsequent or other failure.

                               REGULATORY MATTERS

  A summary of the material regulatory requirements affecting the merger is set forth below. While Dominion and Louis Dreyfus are not aware of any other material governmental approvals or actions required to complete the merger, should any approval or action be required, Dominion and Louis Dreyfus anticipate seeking the required approval or action. Dominion and Louis Dreyfus cannot provide any assurance, however, that the approval or action, if needed, could be obtained within the timeframe contemplated by, or on terms consistent with, the merger agreement.

Antitrust Considerations

  Under the Hart-Scott-Rodino Act (HSR Act), Dominion and Louis Dreyfus cannot consummate the merger until each has submitted certain information to the Antitrust Division of the Department of Justice and the Federal Trade Commission. Additionally, each company must satisfy specified HSR Act waiting period requirements. Dominion and Louis Dreyfus made the required filings on September 18, 2001. The expiration or earlier termination of the HSR Act waiting period will not prevent the Department of Justice or the Federal Trade Commission from challenging the merger on antitrust grounds. Neither Dominion nor Louis Dreyfus believes the merger will violate federal antitrust laws. If the merger is not consummated within 12 months after the expiration or earlier termination of the HSR Act waiting period, Dominion and Louis Dreyfus must submit new information to the Department of Justice and the Federal Trade Commission, and a new HSR Act waiting period will begin.

                                 THE COMPANIES

Dominion

  Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of June 30, 2001, Dominion had approximately $32.3 billion in assets.

 Primary Operating Segments

  Dominion's primary operating segments are:

  Dominion Energy--Dominion Energy manages Dominion's 22,000 megawatt portfolio of electric power generation assets, its 7,600 miles of gas transmission pipeline and a 959 billion cubic foot natural gas storage network. It also guides Dominion's generation growth strategy and its commodity trading, marketing and risk management activities. Dominion currently operates generation facilities in Virginia, West Virginia, North Carolina, Illinois and Connecticut.

  Dominion Delivery--Dominion Delivery manages Dominion's local electric and gas distribution systems serving 3.8 million customers, its 6,000 miles of electric transmission lines and its customer service operations. Dominion currently operates transmission and distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also includes Dominion's managing equity interest in Dominion Fiber Ventures, LLC, which owns Dominion Telecom with its 3,620 route-mile fiber optic network and related telecommunications and advanced data services located principally in the northeast quadrant of the United States.

  Dominion Exploration & Production--Dominion Exploration & Production manages Dominion's onshore and offshore oil and gas exploration and production activities. With approximately 2.8 Tcfe of natural gas reserves and 320 Bcfe of annual production, Dominion Exploration & Production is one of the nation's largest independent oil and gas operators. It operates on the outer continental shelf and deep water areas of the Gulf of Mexico, western Canada, the Appalachian Basin and other selected regions in the continental United States.

 Principal Legal Subsidiaries

  Dominion's principal legal subsidiaries include Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, Consolidated Natural Gas Company, a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia and New York and Dominion Energy, Inc., an independent power and natural gas exploration and production subsidiary.

 Opportunities

  Dominion is operating in an industry undergoing fundamental change. Dominion believes that the United States energy markets are currently characterized by increasing demand that is outpacing supply. This situation results from increased use of energy, inadequate investment in new generation facilities and the need to replace older power plants. Further, a new competitive environment is emerging from a past characterized by cost-of-service rate regulation and monopoly franchise territories. This situation creates opportunities for development of new generation capacity and acquisition of existing generation assets. Dominion believes these opportunities will be significant as capacity shortages persist and various industry participants seek to divest generation assets to comply with regulatory directives and implement changing business strategies.

  Dominion believes similar opportunities exist in its delivery and exploration and production businesses as demand outpaces supply. Today's commodity prices reflect the current demand for natural gas and oil and, with more than 90% of new power plants under development planning to use natural gas for fuel, Dominion believes the long term fundamentals of delivery and production of natural gas and oil will remain strong.

  Changes in the energy markets also require that producers and their principal customers manage the risks associated with producing and delivering energy commodities. Knowledgeable industry participants are able to market energy commodities profitably and to manage the risks associated with commodity market price fluctuations.

 Competitive Strengths

  Dominion believes that it is well positioned in the new energy environment based on its following competitive strengths:

  Size and Scale--Dominion's size and scale give it the critical mass needed to provide the financial strength, flexibility and economies of scale necessary to compete in the new energy marketplace. In addition, its size has provided better access to capital and improved opportunities for expansion.

  MAIN to Maine Focus--Dominion is concentrating its efforts in the Midwest, Northeast and Mid-Atlantic regions of the United States, which Dominion calls the "MAIN to Maine" region. In the power industry, "MAIN" means the Middle American Interconnected Network, which comprises the states of Missouri, Illinois, Wisconsin, Michigan and Indiana. The MAIN to Maine region is home to approximately 40% of the nation's demand for energy. It also has some of the nation's highest energy prices and, as a result, is rapidly moving toward industry deregulation and restructuring.

  Integrated Asset Base--Dominion has the capability to discover and produce gas, store it, sell it or use it to generate power; it can generate electricity to sell to customers in its retail markets or in wholesale transactions. This optionality gives Dominion the ability to produce and sell energy in whatever form it finds most useful and economic. Dominion also operates North America's largest natural gas storage system, which gives it the flexibility to provide supply when it is most economically advantageous to do so. As a fully integrated enterprise active in all aspects of the energy supply chain, Dominion has the ability to optimize the value of its energy portfolio to maximize return on invested capital.

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

  Market Knowledge--Dominion capitalizes on its in-depth knowledge of its trading and customer markets. Specifically, its knowledge of the energy trading market allows it to not only manage market risks but also to maximize the value of its energy portfolio. As Dominion's industry deregulates, Dominion knows that it must remain focused on reliably and efficiently serving its customer base in order to retain existing customers and add new ones.

  Investor Focus--The financial interests of Dominion's employees and management are strongly aligned with the interests of its investor base. They own more than 16 million shares and together would be Dominion's largest shareholder. Incentive programs in the form of stock options further align the interests of Dominion's employees with those of its investors.

 Focused Growth

  Dominion's growth strategy is focused on the MAIN to Maine region and building on the platform provided by its current asset base.

  Dominion Energy--During the period from 2000 to 2005, Dominion plans to have added nearly 10,000 megawatts of generation capacity through new plants, expanded capacity and acquisitions. As part of this plan, 1,100 megawatts of gas-fired generation capacity are already on line. An additional 800 megawatts is under construction or in regulatory approval stages in Virginia. Dominion recently acquired, for approximately $1.3 billion, the 2,000 megawatt Millstone nuclear facility in Connecticut. Dominion sited four new generation plants with combined capacity of approximately 2,000 megawatts along the Dominion gas pipelines in Ohio, Pennsylvania and West Virginia. Additional anticipated capacity expansion of 4,000 megawatts is also planned, including capacity expansions at its Elwood facility in Illinois. To support these plans, Dominion has acquired or has options to acquire 45 General Electric turbines and eight steam turbines which will be sufficient to support its 8,000 megawatts of generation expansion.

  Dominion Delivery--Dominion expects continued growth in its distribution business as a result of increasing its customer base and improving its operational efficiencies through technological advances and development. Dominion has targeted expansion of Dominion Telecom's fiber optic network by focusing on smaller markets not yet targeted by the expansion strategies of major telecommunications companies.

  Dominion Exploration & Production--Over the next four years, Dominion plans 10 to 15 percent average annual growth in Bcfe production. Dominion anticipates that this growth will be both drill-bit driven from existing resources including its offshore and Gulf Coast exploration program and through acquisitions.

  Because of the changes Dominion's industry is undergoing, Dominion continues to encounter opportunities for acquisitions of assets and business combinations that would be consistent with its strategic principles. Dominion regularly investigates any opportunities it learns about that may increase shareholder value or build on its existing asset platform. Dominion often participates in bidding and negotiating processes for those transactions. Any acquisitions or combinations of this type will likely require Dominion to access external financing sources or issue additional equity.

Louis Dreyfus

  Louis Dreyfus is one of the largest independent natural gas companies in the United States engaged in the acquisition, development, exploration, production and marketing of natural gas and crude oil. Louis Dreyfus' acquisition, development and exploration activities are primarily conducted in three geographically concentrated core areas: the Permian Region which includes west Texas, southeast New Mexico and the San Juan Basin; the Mid-Continent Region which includes Oklahoma, Kansas, the panhandle of Texas, east Texas, southwest Arkansas and north Louisiana; and the Gulf Coast Region, which includes south Texas and offshore Gulf of Mexico. Louis Dreyfus' proved reserves as of December 31, 2000 totaled 1.8 Tcfe and future net revenues from these reserves had a discounted present value of $3.7 billion. Properties that Louis Dreyfus operates contain approximately 79% of Louis Dreyfus' total proved reserves. Natural gas reserves comprised 89% of Louis Dreyfus' year-end proved reserve position and 82% of Louis Dreyfus' reserves were proved developed. The average reserve life of its proved reserves was 13.2 years.

                     DESCRIPTION OF DOMINION CAPITAL STOCK

General

  As of June 30, 2001, Dominion's authorized capital stock was 520,000,000 shares. Those shares consisted of 20,000,000 shares of preferred stock, of which 665,000 shares were issued to a subsidiary trust. The trust is beneficially owned by Dominion and consolidated in the preparation of Dominion's consolidated financial statements. The authorized shares also consisted of 500,000,000 of common stock of which approximately 248,100,000 shares were outstanding as of June 30, 2001. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

 Listing

  Dominion's outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D." Any additional common stock Dominion issues will also be listed on the New York Stock Exchange.

 Dividends

  Common shareholders may receive dividends when declared by the board of directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until Dominion has satisfied its obligations to any preferred shareholders. Under certain circumstances Dominion's ability to pay cash dividends is restricted by the terms of an indenture.

 Fully Paid

  All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock Dominion issues will also be fully paid and non-assessable.

 Voting Rights

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

 Other Rights

  Dominion will notify common shareholders of any shareholders' meetings according to applicable law. If Dominion liquidates, dissolves or winds up its business, either voluntarily or not, common shareholders will share equally in the assets remaining after Dominion pays its creditors and preferred shareholders.

 Transfer Agents and Registrars

  Dominion, along with Continental Stock Transfer & Trust Company, is transfer agent and registrar.

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

Preferred Stock

  Dominion's board of directors can, without approval of its shareholders, issue one or more series of preferred stock. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of Dominion and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of Dominion's common stock.

  Dominion's board of directors has designated 665,000 shares of the preferred stock as Series A Mandatorily Convertible Preferred Stock. All of these shares were issued to a subsidiary trust. The trust is beneficially owned by Dominion and consolidated in the preparation of Dominion's consolidated financial statements.

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

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

  Following the merger, you will own Dominion common stock. The rights of Dominion shareholders are governed by Virginia law and by Dominion's articles of incorporation and bylaws. Currently, the rights of Louis Dreyfus shareholders are governed by Oklahoma law and the certificate of incorporation and bylaws of Louis Dreyfus. There are differences in the rights of shareholders under Virginia and Oklahoma laws and under the charter documents and bylaws of Dominion and Louis Dreyfus. Below is a summary of the more significant differences in the rights of Dominion and Louis Dreyfus shareholders.

  Dominion and Louis Dreyfus have filed their charter documents as exhibits to the reports they file with the Securities and Exchange Commission or, in the case of Dominion, as exhibits to the registration statement of which this proxy statement/prospectus is a part. For information on obtaining those documents, see "Where You Can Find More Information."

                                     Dominion                          Louis Dreyfus
----------------------------------------------------------------------------------------------

  Board of Directors    Members of the Dominion board of    Members of the Louis Dreyfus board
                        directors serve one-year terms and  of directors serve one-year terms
                        are elected annually.               and are elected annually.

----------------------------------------------------------------------------------------------

  Payment of Dividends  After the merger, dividends paid    Under Oklahoma law, dividends are
                        by Dominion on its capital stock    also declared and paid as
                        will be governed by Virginia law.   determined by the board of
                        Under Virginia law, dividends may   directors. However, the ability of
                        be declared and paid as determined  Louis Dreyfus to pay dividends on
                        by the board of directors,          its capital stock is limited by
                        provided that no dividends may be   certain restrictions imposed upon
                        paid if, after giving effect to     corporations under Oklahoma law.
                        the distribution (i) the            Under Oklahoma law, dividends may
                        corporation would not be able to    be declared and paid out of
                        pay its debts as they become due    surplus, or, in case there is no
                        in the usual course of business,    surplus, out of the corporations'
                        or (ii) the corporation's total     net profits for the fiscal year in
                        assets would be less than the sum   which the dividend is declared
                        of its total liabilities plus any   and/or the net profits from the
                        amount required to be paid to       preceding fiscal year. The
                        holders of preferred stock in the   distribution of dividends is not
                        event of liquidation of the         permitted by an Oklahoma
                        corporation.                        corporation in the event the
                                                            capital of such corporation has
                                                            been diminished by depreciation of
                                                            property or losses to an amount
                                                            less than the aggregate amount of
                                                            the capital represented by issued
                                                            and outstanding stock having a
                                                            preference upon distribution of
                                                            assets.

----------------------------------------------------------------------------------------------

  Cumulative Voting     The articles of incorporation and   The certificate of incorporation
                        bylaws of Dominion do not permit    and bylaws of Louis Dreyfus do not
                        cumulative voting.                  permit cumulative voting.

----------------------------------------------------------------------------------------------

  Preemptive Rights     None of the shareholders of         None of the shareholders of Louis
                        Dominion has preemptive rights.     Dreyfus has preemptive rights.

                                         Dominion                          Louis Dreyfus
--------------------------------------------------------------------------------------------------

  Removal of Directors      Under the articles of               Under Oklahoma law, any director
                            incorporation of Dominion and       or the entire board of directors
                            Virginia law, a director may be     may be removed, with or without
                            removed only at a meeting called    cause, by the holders of a
                            for such purpose. Dominion          majority of the shares then
                            directors may be removed from       entitled to vote at an election of
                            office for cause by the vote of     directors.
                            two-thirds of the outstanding
                            shares entitled to vote.

--------------------------------------------------------------------------------------------------

  Board of Director         Any vacancies on the board of       Vacancies, including those due to
  Vacancies                 directors, however caused, and      removal without cause, and newly
                            newly created directorships may be  created directorships may be
                            filled by a majority vote of the    filled by majority vote of the
                            directors then in office, whether   directors then in office, even if
                            or not a quorum. Directors          less than a quorum. Directors
                            appointed in this manner hold       appointed in this manner hold
                            office until the next annual        office until the next annual
                            meeting of shareholders.            meeting of shareholders.

--------------------------------------------------------------------------------------------------

  Shareholder Proposals     Dominion's shareholders can submit  Louis Dreyfus' bylaws do not have and Director Nominations  shareholder proposals and nominate  a provision similar or comparable
                            candidates for the board of         to Dominion's bylaws regarding
                            directors if the shareholders       advance notice of director
                            follow advance notice procedures    nominations and other shareholder
                            described in Dominion's bylaws.     proposals.

                            Director nominations and
                            shareholder proposals that are
                            late or that do not include all
                            required information may be
                            rejected by Dominion. This could
                            prevent shareholders from bringing
                            certain matters before an annual
                            or special meeting, including
                            making nominations for directors.

--------------------------------------------------------------------------------------------------

  Meetings of Shareholders  Under Dominion's bylaws, meetings   Under Louis Dreyfus' bylaws,
                            of the shareholders may be called   special meetings of the
                            only by the chairman of the board,  shareholders, for any purpose or the president or a majority of the  purposes described in the notice board of directors. This provision  of the meeting, may be called by
                            could have the effect of delaying   the board of directors or by the
                            until the next annual               president and shall be held at
                            shareholders' meeting shareholder   such place, on such date and at
                            actions which are favored by the    such time as they, she or he shall
                            holders of a majority of            fix.
                            outstanding voting securities,
                            because such person or entity,
                            even if it acquired a majority of
                            the outstanding voting securities
                            of Dominion, would be able to take
                            action as a shareholder, such as
                            electing new directors or
                            approving a merger, only at a duly
                            called shareholders' meeting.

                                         Dominion                          Louis Dreyfus
--------------------------------------------------------------------------------------------------

  Shareholder Action        Virginia law permits action by the  Under the certificate of
  Without a Meeting         shareholders of a public company    incorporation and bylaws of Louis
                            such as Dominion without a          Dreyfus, any action which may be
                            meeting, provided that all the      taken at any special meeting may
                            shareholders consent in writing to  be taken without a meeting if a
                            the action taken.                   consent in writing, setting forth
                                                                the action, is signed by the
                                                                holders of outstanding stock
                                                                having not less than the minimum
                                                                number of votes that would be
                                                                necessary to authorize or take
                                                                such action at a meeting at which
                                                                all shares entitled to vote were
                                                                present and voted. Oklahoma law
                                                                provides that directors may not be
                                                                elected by less than unanimous
                                                                shareholder consent unless there
                                                                are no board members in office.

--------------------------------------------------------------------------------------------------

  Shareholders' Inspection  Under Virginia law, a shareholder   Under Oklahoma law, a shareholder
  Rights                    may inspect a corporation's         may inspect a corporation's stock
                            shareholder records, shareholder    ledgers, the shareholders' list
                            minutes, accounting records and     and its other books and records
                            some board of directors minutes if  for any purpose reasonably related the shareholder makes a demand for  to such person's interest as a
                            the records in good faith and for   shareholder.
                            a proper purpose. The shareholder
                            also must comply with a six months
                            record ownership requirement and
                            certain other procedural
                            requirements when making an
                            inspection demand.

--------------------------------------------------------------------------------------------------

  Directors' Duties         The standard of conduct for         The Oklahoma standards of conduct
                            directors of Virginia corporations  for directors have developed
                            is set forth in Section 13.1-690    through written opinions of the
                            of the Code of Virginia. Directors  Oklahoma courts. Generally,
                            must discharge their duties in      directors of Oklahoma corporations
                            accordance with their good faith    are subject to a duty of loyalty
                            business judgment of the best       and a duty of care. The duty of
                            interest of the corporation.        loyalty has been said to require
                            Directors may rely on the advice    directors to refrain from self-
                            or acts of others, including        dealing. The duty of care requires
                            officers, employees, attorneys,     directors to use the amount of
                            accountants and board committees    care which ordinarily careful and
                            if they have a good faith belief    prudent men would use in similar
                            in their competence. Directors'     circumstances.
                            actions are not subject to a
                            reasonableness or prudent person
                            standard. Virginia's federal and
                            state courts have focused on the
                            process involved with directors'
                            decisionmaking and are generally
                            supportive of directors if they
                            have based their decision on an
                            informed process. These elements
                            of Virginia law could make it more
                            difficult to take over a Virginia
                            corporation than corporations in
                            other states.

                                        Dominion                          Louis Dreyfus
-------------------------------------------------------------------------------------------------

  Limitations on Director  Dominion's articles of              Louis Dreyfus' certificate of
  and Officer Liability;   incorporation provide that its      incorporation provides that its
  Indemnification          directors and officers will not be  directors shall not be liable for
                           personally liable for monetary      monetary damages for breach of the
                           damages to the corporation for      director's fiduciary duty of care
                           breaches of their fiduciary duty    to its shareholders. The provision
                           as directors or officers, unless    in the certificate of
                           they violated their duty of         incorporation does not eliminate
                           loyalty to the corporation or its   the duty of care and, in
                           shareholders, acted in bad faith,   appropriate circumstances,
                           knowingly or intentionally          equitable remedies such as
                           violated the law, authorized        injunctive or other forms of non-
                           illegal dividends or redemptions    monetary relief will remain
                           or derived an improper personal     available under Oklahoma law. In
                           benefit from their action as        addition, each director will
                           directors or officers. This         continue to be subject to
                           provision applies only to claims    liability for breach of the
                           against directors or officers       director's duty of loyalty, as
                           arising out of their role as        well as for acts or omissions not
                           directors or officers and not in    in good faith or involving
                           any other capacity. Directors and   intentional misconduct, for
                           officers remain liable for          knowing violations of law, for
                           violations of the federal           actions leading to improper
                           securities laws and Dominion        personal benefit to the director,
                           retains the right to pursue legal   and for payment of dividends or
                           remedies other than monetary        approval of stock repurchases or
                           damages, such as an injunction or   redemptions that are unlawful
                           rescission for breach of the        under Oklahoma law. The provision
                           officer's or director's duty of     also does not affect a director's
                           care.                               responsibilities under any other
                                                               law, such as the state or federal
                           Dominion indemnifies its officers   securities laws. Under the
                           and directors to the fullest        Oklahoma statutes, Louis Dreyfus
                           extent permitted under Virginia     has broad powers to indemnify its
                           law against all liabilities         directors and officers against
                           incurred in connection with their   liabilities they may incur in such
                           service as officers and directors.  capacities, including liabilities under the Securities Act of 1933.
                           Dominion has, in connection with    Louis Dreyfus' certificate of
                           certain acquisition transactions,   incorporation provides that it
                           entered into agreements with        shall indemnify its directors and
                           directors and officers of the       officers to the fullest extent
                           entities that were the subject of   permitted by Oklahoma law. Louis
                           such acquisitions to indemnify      Dreyfus has entered into
                           them for periods of time following  Indemnification Agreements with
                           the acquisition closing for their   each director, which require Louis
                           acts or omissions as directors and  Dreyfus to indemnify such persons
                           officers of the acquired entity.    against certain liabilities and
                           Some of these individuals are now   expenses incurred by any such
                           directors and officers of           persons by reason of their status
                           Dominion.                           or service as directors. The
                                                               Indemnification Agreements also
                                                               set forth procedures that will
                                                               apply in the event of a claim for
                                                               indemnification under such
                                                               agreements. In addition, the
                                                               Indemnification Agreements require
                                                               that Louis Dreyfus use
                                                               commercially reasonable efforts to
                                                               maintain policies of directors'
                                                               liability insurance.

                                       Dominion                          Louis Dreyfus
------------------------------------------------------------------------------------------------

  Common Stock Purchase   Dominion does not have a            Louis Dreyfus does not have a
  Rights                  shareholders rights plan.           shareholders rights plan.

------------------------------------------------------------------------------------------------

  Anti-Takeover Statutes  Section 13.1-725 of the Code of     Louis Dreyfus has opted out of all
                          Virginia contains several           of the anti-takeover provisions
                          provisions relating to              under Oklahoma law.
                          transactions with interested
                          shareholders. Interested
                          shareholders are holders of more
                          than 10% of any class of a
                          corporation's outstanding voting
                          shares. Transactions between a
                          corporation and an interested
                          shareholder are referred to as
                          affiliated transactions. Virginia
                          law requires that material
                          affiliated transactions must be
                          approved by at least two-thirds of
                          the shareholders not including the
                          interested shareholder. Affiliated
                          transactions requiring this two-
                          thirds approval include mergers,
                          share exchanges, material
                          dispositions of corporate assets,
                          dissolution or any
                          reclassification of the
                          corporation with its subsidiaries
                          which increases the percentage of
                          voting shares owned by an
                          interested shareholder by more
                          than five percent.

                          For three years following the time
                          that a shareholder becomes an
                          interested shareholder, a Virginia
                          corporation cannot engage in an
                          affiliated transaction with the
                          interested shareholder without
                          approval of two-thirds of the
                          disinterested voting shares, and
                          majority approval of disinterested
                          directors. A disinterested
                          director is a director who was a
                          director on the date on which an
                          interested shareholder became an
                          interested shareholder or was
                          recommended for election or
                          elected by a majority of the
                          disinterested directors then on
                          the board. After three years, the
                          approval of the disinterested
                          directors is no longer required.

                          The provisions of Virginia law
                          relating to affiliated
                          transactions do not apply if a
                          majority of disinterested
                          directors approve the acquisition
                          of shares making a person an
                          interested shareholder.

                                       Dominion                          Louis Dreyfus
------------------------------------------------------------------------------------------------

  Anti-Takeover Statutes  Virginia law permits corporations
  (continued)             to opt out of the affiliated
                          transactions provisions. Dominion
                          has not opted out.

                          Virginia law also contains
                          provisions regulating certain
                          control share acquisitions, which
                          are transactions causing the
                          voting strength of any person
                          acquiring beneficial ownership of
                          shares of a public corporation in
                          Virginia to meet or exceed certain
                          threshold voting percentages (20%,
                          33 1/3%, 50%). Shares acquired in
                          a control share acquisition have
                          no voting rights unless the voting
                          rights are granted by a majority
                          vote of all outstanding shares
                          other than those held by the
                          acquiring person or any officer or
                          employee-director of the
                          corporation. The acquiring person
                          may require that a special meeting
                          of the shareholders be held to
                          consider the grant of voting
                          rights to the shares acquired in
                          the control share acquisition.

                          Dominion's bylaws give it the
                          right to redeem the shares
                          purchased by an acquiring person
                          in a control share acquisition.
                          Dominion can do this if the
                          acquiring person fails to deliver
                          a statement to it listing
                          information required by the
                          Virginia Act or if its
                          shareholders vote not to grant
                          voting rights to the acquiring
                          person.

                          Virginia law permits corporations
                          to opt out of the control share
                          acquisition provisions. Dominion
                          has not opted out.

------------------------------------------------------------------------------------------------

  Consolidation, Merger,  In addition to the anti-takeover    Oklahoma law requires mergers and
  Share Exchange and      provisions discussed above,         consolidations of an Oklahoma
  Transfer of Assets      Virginia law requires               corporation or sales of
                          consolidations, mergers, share      substantially all of its assets to
                          exchanges and certain asset         be approved by a majority vote of
                          transfers to be approved by         the holders of the outstanding
                          shareholders. Under Virginia law    shares of the corporation entitled
                          and Dominion's articles of          to vote thereon. Abstentions,
                          incorporation, the vote required    failures to vote and broker non-
                          for approval by each voting group   votes have the same effect as a
                          entitled to vote is a plurality of  vote against the matter.
                          the shares represented at a
                          meeting at which a quorum of the
                          voting group is present.
                          Abstentions and broker non-votes
                          have the same effect as a vote
                          against the matter.

                                        Dominion                          Louis Dreyfus
-------------------------------------------------------------------------------------------------

  Shareholders' Rights in  Virginia law provides generally,    Under Oklahoma law and Louis
  Certain Transactions     with certain exceptions, that a     Dreyfus' certificate of
                           shareholder of a Virginia           incorporation, a shareholder may
                           corporation has the right to        demand and receive the fair value
                           demand and receive payment of the   of his shares of stock if: (i) the
                           fair value of the shareholder's     corporation merges or consolidates
                           stock from a successor corporation  with another corporation or (ii)
                           if: (i) the corporation merges or   another corporation acquires all
                           consolidates with another           or part of the outstanding shares
                           corporation; (ii) the               of the corporation in a
                           shareholder's stock is to be        transaction subject to shareholder
                           acquired in a share exchange;       approval. These rights are not
                           (iii) the corporation transfers     available in connection with the
                           its assets other than in the        sale of all or substantially all
                           ordinary course of business; or     of the assets or an amendment to
                           (iv) the corporation alters its     Louis Dreyfus' certificate of
                           charter in a way which alters       incorporation because Louis
                           contractual rights, as expressly    Dreyfus has not elected for these
                           set forth in the charter, of any    rights to be available in such
                           outstanding stock and               circumstances.
                           substantially adversely affects
                           the shareholder's rights, unless    Before a shareholder may assert
                           the right to do so is reserved by   his or her appraisal rights, the
                           the charter of the corporation.     shareholder must have voted
                                                               against the decision. Each
                           In order for a shareholder to       shareholder electing to demand the
                           perfect his or her dissenters'      appraisal of the shares must
                           rights, the shareholder must file   deliver to the corporation, before
                           with the corporation prior to the   the taking of the vote on the
                           vote a demand in writing for the    merger or consolidation, a written
                           fair cash value of his or her       demand for appraisal of the shares
                           shares of his or her intent to      of the shareholder. The demand
                           demand payment. Virginia law        will be sufficient if it
                           provides that the right to fair     reasonably informs the corporation
                           value does not apply, with certain  of the identity of the shareholder exceptions unless shareholders are  and that the shareholder intends required by the terms of agreement  thereby to demand the appraisal of
                           to accept consideration other       the shares of the shareholder.
                           than, among other things, shares
                           of stock of any stock listed on a   Within ten (10) days after the
                           national securities exchange or     effective date of the merger or
                           cash or a combination thereof.      consolidation, the surviving or
                                                               resulting corporation must notify
                                                               each shareholder of each
                                                               constituent corporation who has
                                                               provided a written demand for
                                                               appraisal and who has not voted in
                                                               favor of or consented to the
                                                               merger or consolidation that the
                                                               merger or consolidation has become
                                                               effective. Oklahoma law provides
                                                               that no appraisal rights are
                                                               available for shares of stock
                                                               listed on a national securities
                                                               exchange or held of record by more
                                                               than two thousand holders.
                                                               However, appraisal rights are
                                                               available for shares of stock if
                                                               the holders are required by the
                                                               terms of an agreement of merger or
                                                               consolidation to accept for the
                                                               stock anything except; (a) shares
                                                               of stock of the surviving

                                         Dominion                          Louis Dreyfus
--------------------------------------------------------------------------------------------------

  Shareholders' Rights in                                       corporation; (b) shares of stock
  Certain Transactions                                          of any other corporation which
  (continued)                                                   will be either listed on a
                                                                national securities exchange or
                                                                designated as a national market
                                                                system security on an interdealer
                                                                quotation system or held of record
                                                                by more than two thousand holders;
                                                                (c) cash in lieu of fractional
                                                                shares; or (d) any combination of
                                                                shares of stock, depository
                                                                receipts, and cash in lieu of
                                                                fractional shares.
                                                                Shareholders of Louis Dreyfus have
                                                                rights appraisal in connection
                                                                with the proposed merger. See "The
                                                                Merger--Appraisal Rights of
                                                                Shareholders."

--------------------------------------------------------------------------------------------------

  Amendment of Articles of  Generally, the Dominion articles    Louis Dreyfus' certificate of
  Incorporation             of incorporation may be amended by  incorporation may be amended by a
                            a plurality of the shares           vote of the holders of a majority
                            represented at a meeting where a    of outstanding shares of common
                            quorum is present. Some provisions  stock. Except upon the affirmative
                            of the articles of incorporation,   vote of all of the shares issued
                            however, may only be amended or     and outstanding, no amendment to
                            repealed by a vote of at least      the certificate of incorporation
                            two-thirds of the outstanding       may be adopted which would impose
                            shares entitled to vote.            personal liability for the debts
                                                                of the corporation on the
                                                                shareholders.

                                 LEGAL MATTERS

  The legality of the Dominion shares being offered hereby is being passed upon for Dominion by James F. Stutts, Esquire, its Vice President and General Counsel. Mr. Stutts is a full-time employee and officer of Dominion and beneficially owned 221,672 shares (including 156,000 options) of Dominion common stock as of September 25, 2001.

                                    EXPERTS

Dominion

  The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from Dominion's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include an explanatory paragraph relating to changes in accounting principle for the method of accounting used to develop the market-related value of pension plan assets, and for the method of accounting for oil and gas exploration and production activities to the full cost method), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Louis Dreyfus

  The consolidated financial statements and the related financial statement schedule of Louis Dreyfus Natural Gas Corp. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated in this prospectus by reference from Louis Dreyfus' Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and related financial statement schedule have been incorporated in reliance upon such report given upon their authority as experts in accounting and auditing.

  Certain estimates of Louis Dreyfus' oil and gas reserves and related information as of December 31, 2000 included in Louis Dreyfus' Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated by reference in this proxy statement/prospectus have been derived from engineering reports prepared by Louis Dreyfus' engineers and reviewed and reported on by Ryder Scott Company L.P., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their reports.

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma information reflects the historical combined condensed consolidated financial data of Dominion and Louis Dreyfus after accounting for the merger as a purchase business combination. Accordingly, you should read the following information together with the historical consolidated financial statements of Dominion and Louis Dreyfus and all related notes, which are incorporated into this proxy statement/prospectus by reference. The unaudited pro forma combined condensed consolidated balance sheet assumes the merger became effective as of June 30, 2001. The unaudited combined condensed consolidated statements of income from continuing operations assume the merger became effective on January 1, 2000.

  The information presented below is not necessarily indicative of the results of operations that might have occurred had the merger actually closed on January 1, 2000, or the actual financial position that might have resulted had the merger actually closed on June 30, 2001. The information is also not indicative of the future results of operations or financial position of Dominion.

The Transaction

  The merger agreement provides that Louis Dreyfus will merge into a direct wholly owned subsidiary of Dominion.

  The unaudited pro forma combined condensed consolidated financial data assume that 1) all Louis Dreyfus shares of common stock were exchanged for cash consideration of $20.00 per share plus an exchange ratio of 0.3226 per share of Dominion common stock and 2) all employee and director stock options were exchanged for equivalent options to purchase shares of Dominion common stock. The total consideration for the transaction using this value was approximately $1.8 billion, excluding the assumption of $523 million of Louis Dreyfus debt.

Accounting Treatment

  The merger will be accounted for by the purchase method of accounting. Under the purchase method, identifiable assets and liabilities of Louis Dreyfus will be recorded at their fair values. The remaining difference between the purchase price of Louis Dreyfus, including direct costs of the acquisition, will be recorded as goodwill. Allocations included in the unaudited pro forma statements are based on preliminary analysis. Accordingly, the final value of the purchase price and its allocation may differ, perhaps significantly, from the amount included in these pro forma statements.

                  DOMINION RESOURCES AND SUBSIDIARY COMPANIES

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME FROM
                             CONTINUING OPERATIONS

                                      Year Ended December 31, 2000
                          ------------------------------------------------------
                            Dominion     Louis Dreyfus    Pro Forma    Pro Forma
                          (As Reported) (As Reported)(A) Adjustments   Combined
                          ------------- ---------------- -----------   ---------
                                  (Millions, except per share amounts)
Operating Revenue........    $9,260          $ 474                      $9,734
Operating Expenses:
 Electric fuel and energy
  purchases, net.........     1,106                                      1,106
 Purchased electric
  capacity...............       741                                        741
 Purchased gas, net......     1,453                                      1,453
 Liquids, pipeline
  capacity and other
  purchases..............       299                                        299
 Restructuring and other
  acquisition-related
  costs..................       460                                        460
 Other operations and
  maintenance............     2,011            117          $(36)(G)     2,092
 Depreciation, depletion
  and amortization.......     1,176            129            28 (E)     1,333
 Other taxes.............       485             31                         516
                             ------          -----          ----        ------
  Total operating
   expenses..............     7,731            277            (8)        8,000
                             ------          -----          ----        ------
Income from operations...     1,529            197             8         1,734
Other income.............        93              3                          96
Interest and related
 charges.................     1,024             41            44 (B)     1,109
                             ------          -----          ----        ------
Income before income
 taxes...................       598            159           (36)          721
Income taxes.............       183             61           (14)(D3)      230
                             ------          -----          ----        ------
Income from continuing
 operations..............    $  415          $  98          $(22)       $  491
                             ======          =====          ====        ======
Average shares of common
 stock--basic............     235.2           41.8                       249.3
Earnings per share--
 basic:
 Income from continuing
  operations.............    $ 1.76          $2.35                      $ 1.97
                             ======          =====                      ======
Average shares of common
 stock--diluted..........     235.9           42.8                       250.3
Earnings per share--
 diluted:
 Income from continuing
  operations.............    $ 1.76          $2.29                      $ 1.96
                             ======          =====                      ======


See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
Data.

                  DOMINION RESOURCES AND SUBSIDIARY COMPANIES

  UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME FROM
                             CONTINUING OPERATIONS

                                     Six Months Ended June 30, 2001
                          ------------------------------------------------------
                            Dominion     Louis Dreyfus    Pro Forma    Pro Forma
                          (As Reported) (As Reported)(A) Adjustments   Combined
                          ------------- ---------------- -----------   ---------
                                  (Millions, except per share amounts)
Operating Revenue........    $5,507          $ 368                      $5,875
Operating Expenses:
 Electric fuel and energy
  purchases, net.........       660                                        660
 Purchased electric
  capacity...............       346                                        346
 Purchased gas, net......     1,305                                      1,305
 Liquids, pipeline
  capacity and other
  purchases..............       112                                        112
 Other operations and
  maintenance............     1,257             68          $(21)(G)     1,304
 Depreciation, depletion
  and amortization.......       596             65            14 (E)       675
 Other taxes.............       217             23                         240
                             ------          -----          ----        ------
  Total operating
   expenses..............     4,493            156            (7)        4,642
                             ------          -----          ----        ------
Income from operations...     1,014            212             7         1,233
Other income.............        40              1                          41
Interest and related
 charges.................       510             17            22 (B)       549
                             ------          -----          ----        ------
Income before income
 taxes...................       544            196           (15)          725
Income taxes.............       226             75            (6)(D3)      295
                             ------          -----          ----        ------
Income from continuing
 operations..............    $  318          $ 121          $ (9)       $  430
                             ======          =====          ====        ======
Average shares of common
 stock--basic............     246.8           43.9                       260.9
Earnings per share--
 basic:
 Income from continuing
  operations.............    $ 1.29          $2.76                      $ 1.65
                             ======          =====                      ======
Average shares of common
 stock--diluted..........     249.4           44.7                       264.0
Earnings per share--
 diluted:
 Income from continuing
  operations.............    $ 1.27          $2.71                      $ 1.63
                             ======          =====                      ======


See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
Data.

                  DOMINION RESOURCES AND SUBSIDIARY COMPANIES

       UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET

                                 June 30, 2001

                                           At June 30, 2001
                         ----------------------------------------------------------
                           Dominion     Louis Dreyfus    Pro Forma        Pro Forma
                         (As Reported) (As Reported)(A) Adjustments       Combined
                         ------------- ---------------- -----------       ---------
                                              (Millions)
         ASSETS
         ------
Current Assets:
 Cash and cash
  equivalents...........    $   476         $    2                         $   478
 Accounts receivable,
  net...................      2,794            103                           2,897
 Inventories............        437                                            437
 Investment securities-
  trading...............        307                                            307
 Mortgage loans held
  for sale..............        639                                            639
 Commodity contract
  assets................      1,430             68                           1,498
 Prepayments............        216                                            216
 Other..................        372              4                             376
                            -------         ------                         -------
   Total current
    assets..............      6,671            177                           6,848
                            -------         ------                         -------
Investments.............      3,447                                          3,447
Property, Plant and
 Equipment:
 Property, plant and
  equipment.............     29,978          2,097        $  585 (D1)       32,660
 Accumulated
  depreciation,
  depletion, and
  amortization..........    (14,211)          (642)          642 (D1)      (14,211)
                            -------         ------        ------           -------
   Total property, plant
    and equipment.......     15,767          1,455         1,227            18,449
                            -------         ------        ------           -------
Deferred Charges and
 Other Assets:
 Goodwill, net..........      3,663                          242 (D2)        3,905
 Prepaid pension
  costs.................      1,419                                          1,419
 Other..................      1,286             64                           1,350
                            -------         ------        ------           -------
   Total deferred
    charges and other
    assets..............      6,368             64           242             6,674
                            -------         ------        ------           -------
Total assets............    $32,253         $1,696        $1,469           $35,418
                            =======         ======        ======           =======
 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
Current Liabilities:
 Securities due within
  one year..............    $   975                                        $   975
 Short-term debt........      1,491                       $  875 (B)         2,366
 Accounts payable,
  trade.................      2,175         $   81            19 (F)         2,275
 Commodity contract
  liabilities...........      1,279             26                           1,305
 Other..................      1,425             35                           1,460
                            -------         ------        ------           -------
   Total current
    liabilities.........      7,345            142           894             8,381
                            -------         ------        ------           -------
Long-Term Debt:
 Long-term debt.........     11,487            523                          12,010
 Notes payable-
  affiliates............        643                                            643
                            -------         ------                         -------
   Total long-term
    debt................     12,130            523                          12,653
                            -------         ------                         -------
Deferred Credits and
 Other Liabilities:
 Deferred taxes.........      3,013            146           449 (D3)        3,608
 Other..................      1,131             95                           1,226
                            -------         ------        ------           -------
   Total deferred
    credits and other
    liabilities.........      4,144            241           449             4,834
                            -------         ------        ------           -------
   Total liablilities...     23,619            906         1,343            25,868
                            -------         ------        ------           -------
Obligated manditorily
 redeemable preferred
 securities of
 subsidiary trusts......        935                                            935
                            -------                                        -------
Subsidiary preferred
 stock not subject to
 mandatory redemption...        509                                            509
                            -------                                        -------
Common Shareholders'
 Equity:
 Common stock...........      6,086                           14 (C)         6,100
 Other paid-in
  capital...............         23            509           393 (C,H,I)       925
 Accumulated other
  comprehensive
  income................         51             35          (35) (I)            51
 Retaining earnings.....      1,030            248         (248) (I)         1,030
 Treasury stock.........                        (2)            2 (I)
                            -------         ------        ------           -------
 Total common
  shareholders'
  equity................      7,190            790           126             8,106
                            -------         ------        ------           -------
Total liabilities and
 shareholders' equity...    $32,253         $1,696        $1,469           $35,418
                            =======         ======        ======           =======

See Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial
Data.

  NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL DATA

  The Unaudited Pro Forma Combined Condensed Consolidated Financial Data are based on the following assumptions:

A. Certain revenues, expenses, assets and liabilities of Louis Dreyfus have been reclassified to conform with Dominion's presentation.

B. The issuance of $875 million of commercial paper by Dominion at 5% to fund the cash distributed in exchange for the outstanding shares of Louis Dreyfus at the closing of the merger. Dominion anticipates replacing a significant portion of the commercial paper with proceeds from the issuance of debt and/or preferred securities.

C. The issuance of 14.1 million shares of Dominion common stock at the closing of the merger based on the exchange ratio of 0.3226 share of Dominion common stock for each share of Louis Dreyfus common stock, amounting to $884 million, and the conversion of Louis Dreyfus employee stock options into Dominion common stock options with an estimated fair value of $32 million.

D. Purchase adjustments which have been made to the assets and liabilities of Louis Dreyfus to reflect the effect of the merger accounted for as a purchase business combination are as follows (in millions):

   Purchase Adjustments
   --------------------
   Total exploration and production properties (1)...................... $1,227
   Goodwill (2).........................................................    242
   Deferred taxes (3)...................................................    449

  1. Exploration and production properties are adjusted to reflect the Louis Dreyfus exploration and production properties at estimated fair value. The fair value of proved reserves were estimated to be $1.8 billion and unproved properties were estimated to be $842 million.

  2. Goodwill is recognized, representing the portion of the purchase price in excess of the estimated fair value of identified assets and liabilities. No amortization of goodwill is included in the Unaudited Pro Forma Combined Condensed Consolidated Financial Data, as provided in Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for business combinations completed after June 30, 2001. The allocation of the purchase price will be based on the fair value of identified assets and liabilities as of the date the business combination is completed. Accordingly, goodwill will be adjusted as a result of the determination of such fair values and thus will differ from the amount reported in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet.

  3. Deferred taxes are adjusted to record the additional deferred taxes, resulting primarily from the recognition of the estimated fair value of the Louis Dreyfus exploration and production properties. The estimated provision for income taxes related to the pro forma adjustments are based on an assumed combined federal and state income tax rate of 38%.

E. Pro forma adjustments reflect the additional depletion related to the adjustment of the Louis Dreyfus exploration and production properties to estimated fair value under the full cost method of accounting. See Note G.

F. The companies expect to record direct costs of the merger (including fees of financial advisors, legal counsel, independent auditors and payments under certain employment contracts). The direct costs of the merger are estimated to be $19 million. The estimated charges and nature of costs included therein are subject to change, as more accurate estimates become available.

   The Unaudited Pro Forma Combined Condensed Consolidated Financial Data do not reflect the nonrecurring costs and expenses associated with integrating the operations of the two companies, nor any of the anticipated recurring expense savings arising from the integration.

G. Dominion uses the full cost method to account for its oil and gas operations. Louis Dreyfus utilizes the successful efforts method of accounting for its oil and gas operations. The pro forma data reflect an estimate of the change from the successful efforts method to the full cost method for the Louis Dreyfus oil and gas operations. This change resulted in a $5 million increase in earnings in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Income from Continuing Operations for the year ended December 31, 2000 and the six months ended June 30, 2001, respectively.

H. The Louis Dreyfus Stock Option Plan ("Stock Option Plan") provides for awards of stock options to certain employees and non-employee directors. Approval by the shareholders of the merger will constitute a change of control under the Stock Option Plan. Unless the Louis Dreyfus Compensation Committee provides otherwise, upon a change of control (i) all stock options previously granted will become fully vested and exercisable, and (ii) for 60 days after the change of control, the option holders may surrender their options and receive a cash payment in an amount equal to the difference between the fair market value on the date preceding the date of surrender of the shares subject to the option and the aggregate exercise price for the shares under the options. However, the merger agreement provides that before the approval of the merger by the shareholders, Louis Dreyfus will cause its Compensation Committee to exercise its authority under the Stock Option Plan to make a determination that option holders will not be permitted to surrender for cancellation their outstanding options for a cash payment following a change in control. As of the date of the merger agreement, Louis Dreyfus employees held 1.9 million outstanding and unvested stock options that would vest as a result of a change in control. The Unaudited Pro Forma Combined Condensed Consolidated Financial Data assumes that such options are exchanged for options for 1.2 million shares of Dominion common stock.

I. The application of the purchase method of accounting eliminates the preexisting balances of Louis Dreyfus' other paid-in capital, accumulated other comprehensive income, retained earnings and treasury stock.

                      SUBMISSION OF SHAREHOLDER PROPOSALS

  In order for proposals of Louis Dreyfus shareholders intended to be presented for action at the annual meeting of shareholders to be held in 2002 (if the merger does not close before that time) and to be considered for inclusion in the Louis Dreyfus proxy statement and form of proxy relating to that meeting, such proposals must be received by Louis Dreyfus on or before December 16, 2001. In addition, the proxy solicited by the board of directors for the 2002 annual meeting will confer discretionary authority to vote on any proposal presented at the 2002 annual meeting, unless Louis Dreyfus is provided with notice of the proposal no later than March 2, 2002. All shareholder proposals should be delivered to the attention of the corporate secretary of Louis Dreyfus at its principal corporate offices, 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

                                 OTHER MATTERS

  Louis Dreyfus management does not know of any matters to be presented for action at the special meeting other than those listed in the Notice of Meeting. If any other matters properly come before the special meeting, it is intended that the proxy solicited by the Louis Dreyfus board of directors will be voted in accordance with the recommendation of the board of directors.

                      WHERE YOU CAN FIND MORE INFORMATION

  Dominion and Louis Dreyfus file annual, quarterly and special reports, proxy statements and other information with the SEC. Dominion's and Louis Dreyfus' SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Dominion or Louis Dreyfus filed at the SEC's public reference rooms in Washington, D.C., New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows companies to "incorporate by reference" the information filed with them, which means that Dominion and Louis Dreyfus can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and information that is later filed by the companies with the Securities and Exchange Commission will automatically update and supersede this information. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference, until such time as all of the offering of the securities covered by this proxy statement/prospectus has been completed:

  Filed by Dominion:

  .  Annual Report on Form 10-K for the year ended December 31, 2000;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001;

  . Current Reports on Form 8-K filed January 12, 2001, January 24, 2001, May 25, 2001 and September 10, 2001; and

  .  The description of Dominion's common stock contained in Form 8-B (Item
     4) dated April 29, 1983.

  Filed by Louis Dreyfus:

  .  Annual Report on Form 10-K for the year ended December 31, 2000;

  . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

  .  Current Reports on Form 8-K filed September 12, 2001 and September 24,
     2001.

  You may request a copy of these filings at no cost, by writing or telephoning the respective companies at the following addresses:

    Corporate Secretary
    Dominion Resources, Inc.
    120 Tredegar Street
    Richmond, Virginia 23219
    (804) 819-2000

    Corporate Secretary
    Louis Dreyfus Natural Gas Corp.
    14000 Quail Springs Parkway, Suite 600
    Oklahoma City, Oklahoma 73134
    (405) 749-1300

  You should rely on the information incorporated by reference or provided in this proxy statement/prospectus. No one else is authorized to provide you with different information. No offer is being made of these securities in any state where the offer is not permitted. You should not assume that the information in this proxy statement/prospectus is accurate as of any date other than the date on the front of this document.

                                    ANNEXES

A. Agreement and Plan of Merger (as amended and restated).

B. Principal Shareholders Agreement.

C. Fairness Opinion of Lehman Brothers Inc.

D. Section 1091 of the Oklahoma General Corporation Act.

                                                                         ANNEX A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER
                           (as amended and restated)

                                  BY AND AMONG

                           DOMINION RESOURCES, INC.,

                        CONSOLIDATED NATURAL GAS COMPANY

                                      AND

                        LOUIS DREYFUS NATURAL GAS CORP.




                         Dated as of September 9, 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I
                                THE ACQUISITION

                                                                            Page
                                                                            ----
 Section 1.1  Formation of Newco; the Merger; Contribution to Sub.........   A-2
 Section 1.2  The Closing.................................................   A-2
 Section 1.3  Effective Time..............................................   A-2
 Section 1.4  Certificate of Incorporation................................   A-3
 Section 1.5  Bylaws......................................................   A-3
 Section 1.6  Board of Directors and Officers.............................   A-3
                                   ARTICLE II
                          CONVERSION OF COMPANY SHARES
 Section 2.1  Effect On Capital Stock.....................................   A-3
 Section 2.2  Exchange of Certificates for Shares.........................   A-4
 Section 2.3  Dissenters' Rights..........................................   A-7
 Section 2.4  Adjustments to Prevent Dilution.............................   A-7
                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 Section 3.1  Existence; Good Standing; Corporate Authority...............   A-7
 Section 3.2  Authorization, Validity and Effect of Agreements............   A-8
 Section 3.3  Capitalization..............................................   A-8
 Section 3.4  Subsidiaries................................................   A-8
 Section 3.5  No Violation................................................   A-9
 Section 3.6  No Conflict.................................................   A-9
 Section 3.7  SEC Documents and Financial Statements......................  A-10
 Section 3.8  Litigation..................................................  A-11
 Section 3.9  Absence of Certain Changes..................................  A-11
 Section 3.10 Taxes.......................................................  A-11
 Section 3.11 Employee Benefit Plans......................................  A-14
 Section 3.12 Labor and Employment Matters................................  A-15
 Section 3.13 Environmental Matters.......................................  A-16
 Section 3.14 Compliance with Laws........................................  A-17
 Section 3.15 Intellectual Property.......................................  A-17
 Section 3.16 Oil and Gas Reserves........................................  A-18
 Section 3.17 Financial and Commodity Hedging.............................  A-18
 Section 3.18 Indebtedness and Certain Contracts..........................  A-18
 Section 3.19 Title to Properties.........................................  A-19
 Section 3.20 Insurance...................................................  A-20
 Section 3.21 No Brokers..................................................  A-20
 Section 3.22 Opinion of Financial Advisors...............................  A-20
 Section 3.23 Board Recommendation; Vote Required.........................  A-20
 Section 3.24 Holding Company; Investment Company; Utility................  A-21
 Section 3.25 Certain Approvals...........................................  A-21

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

                                                                          Page
                                                                          ----
 Section 4.1  Existence; Good Standing; Corporate Authority.............  A-21
 Section 4.2  Authorization, Validity and Effect of Agreements..........  A-22
 Section 4.3  Capitalization............................................  A-22
 Section 4.4  No Violation..............................................  A-23
 Section 4.5  No Conflict...............................................  A-23
 Section 4.6  SEC Documents.............................................  A-24
 Section 4.7  Financing.................................................  A-24
 Section 4.8  No Brokers................................................  A-24
 Section 4.9  No Vote Required..........................................  A-24
 Section 4.10 Absence of Changes........................................  A-25
                                   ARTICLE V
                     CONDUCT OF BUSINESS PENDING THE MERGER
 Section 5.1  Conduct of Business by the Company Pending the Merger.....  A-25
 Section 5.2  Conduct of Business of Parent.............................  A-27
                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS
 Section 6.1  No Solicitation by the Company............................  A-28
 Section 6.2  Shareholders' Meeting.....................................  A-30
 Section 6.3  Filings; Reasonable Best Efforts..........................  A-30
 Section 6.4  Access to Information.....................................  A-32
 Section 6.5  Notification of Certain Matters...........................  A-33
 Section 6.6  Registration Statement; Proxy Statement...................  A-33
 Section 6.7  Listing Application.......................................  A-34
 Section 6.8  Agreements of Affiliates..................................  A-34
 Section 6.9  Indemnification and Insurance.............................  A-34
 Section 6.10 Employee Benefits.........................................  A-36
 Section 6.11 Reorganization............................................  A-38
 Section 6.12 Public Statements.........................................  A-38
 Section 6.13 Fees and Expenses.........................................  A-39
 Section 6.14 Company Name and Trademarks...............................  A-39
                                  ARTICLE VII
                                   CONDITIONS
 Section 7.1  Conditions to Each Party's Obligation to Effect the
              Merger....................................................  A-39
 Section 7.2  Conditions to Obligation of the Company to Effect the
              Merger....................................................  A-39
 Section 7.3  Conditions to Obligation of Parent to Effect the Merger...  A-40

                                  ARTICLE VIII
                                  TERMINATION

                                                                            Page
                                                                            ----
 Section 8.1  Termination by Mutual Consent..............................   A-41
 Section 8.2  Termination by Parent or the Company.......................   A-41
 Section 8.3  Termination by the Company.................................   A-42
 Section 8.4  Termination by Parent......................................   A-42
 Section 8.5  Effect of Termination......................................   A-43
 Section 8.6  Extension; Waiver..........................................   A-44
                                   ARTICLE IX
                               GENERAL PROVISIONS
 Section 9.1  Nonsurvival of Representations, Warranties and Agreements..   A-45
 Section 9.2  Notices....................................................   A-45
 Section 9.3  Assignment; Binding Effect; Benefit........................   A-46
 Section 9.4  Entire Agreement...........................................   A-46
 Section 9.5  Amendments.................................................   A-46
 Section 9.6  Governing Law..............................................   A-46
 Section 9.7  WAIVER OF JURY TRIAL.......................................   A-46
 Section 9.8  Counterparts; Facsimile Transmission of Signatures.........   A-47
 Section 9.9  Headings...................................................   A-47
 Section 9.10 Interpretation.............................................   A-47
 Section 9.11 Waivers....................................................   A-48
 Section 9.12 Incorporation of Exhibits..................................   A-48
 Section 9.13 Severability...............................................   A-48
 Section 9.14 Enforcement of Agreement...................................   A-48
 Section 9.15 Obligation of Sub..........................................   A-48

                          AGREEMENT AND PLAN OF MERGER

  THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of September 9, 2001, is among DOMINION RESOURCES, INC., a Virginia corporation ("Parent"), CONSOLIDATED NATURAL GAS COMPANY, a Delaware corporation and a direct and wholly owned subsidiary of Parent ("Sub"), and LOUIS DREYFUS NATURAL GAS CORP., an Oklahoma corporation (the "Company").

                                    RECITALS

[from Agreement and Plan of Merger dated as of September 9, 2001]

  A. The respective Boards of Directors of each of Parent, Sub and the Company have determined that the merger of the Company with and into Sub (the "Merger"), in the manner contemplated herein, is advisable and in the best interests of their respective corporations and shareholders, and, by resolutions duly adopted, have approved and adopted this Agreement.

  B. It is intended for federal income tax purposes that the Merger qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder (the "Treasury Regulations").

  C. As a condition and inducement to the willingness of Parent to enter into this Agreement, certain principal shareholders of the Company have entered into an agreement with Parent and Sub pursuant to which such shareholders have (i) agreed, among other things, to vote their Company Shares in favor of the Merger and (ii) granted to Parent and Sub an irrevocable proxy to vote their Company Shares upon the terms and conditions set forth therein (the "Principal Shareholders Agreement").

[from Amendment No. 1 dated as of September 17, 2001]

  Parent, Sub and the Company have entered into the Agreement and Plan of Merger dated as of September 9, 2001 (the "Original Agreement") which provides for the merger of the Company with and into Sub. Section 1.1 of the Original Agreement provides that Parent may, at its election, substitute for Sub any direct wholly owned subsidiary of Parent as a constituent corporation to the Merger. Parent has determined to form a new corporation ("Newco") as a direct wholly owned subsidiary of Parent and that Newco rather than Sub shall be the corporation with and into which the Company shall merge. In order to accomplish the intended purpose of the transaction that the Company be acquired by Sub, promptly following the Effective Time of the Merger, Parent will contribute to Sub all of the outstanding capital stock of the Surviving Corporation. Accordingly, the parties have entered into this Amendment. The Original Agreement and this Amendment are referred to collectively as the "Agreement." Capitalized terms used, but not defined, herein have the meaning given to such terms in the Original Agreement.

  NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                THE ACQUISITION

    Section 1.1 Formation of Newco; the Merger; Contribution to Sub. Prior to the Effective Time, Parent shall form a new corporation ("Newco") under the Delaware General Corporation Law ("DGCL"). Newco shall be a direct wholly owned subsidiary of Parent and shall be formed solely for the purpose of engaging in the transactions contemplated hereby, and will engage in no other business activities, will not have any material liabilities and will conduct its operations only as contemplated under this Agreement. Parent shall take all necessary action to cause the Agreement, as amended, to be duly authorized, executed, delivered and performed by Newco. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), the Company shall be merged with and into Newco in accordance with this Agreement, and the separate corporate existence of the Company shall thereupon cease. Newco (sometimes hereinafter referred to as the "Surviving Corporation") shall be the surviving corporation in the Merger and shall be a wholly owned subsidiary of Parent. The Merger shall have the effects specified in the DGCL and the Oklahoma General Corporation Act (the "OGCA"). Promptly following the Effective Time Parent shall contribute to Sub all of the outstanding capital stock of the Surviving Corporation and the Surviving Corporation shall become a wholly owned subsidiary of Sub. At the election of Parent, any direct wholly owned subsidiary of Parent may be substituted for Newco as a constituent corporation in the Merger. In such event, the parties hereto agree to execute an appropriate amendment to this Agreement in order to reflect such substitution.

    Section 1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place (i) at the offices of McGuireWoods LLP, One James Center, Richmond, Virginia, at 9:00 a.m., local time, on the first business day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions) shall be fulfilled or waived in accordance herewith or (ii) at such other time, date or place as Parent and the Company may agree in writing. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

    Section 1.3 Effective Time. If all the conditions to the Merger set forth in Article VII shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article VIII, on the

  Closing Date, certificates of merger (the "Certificates of Merger") meeting the requirements of Section 251 of the DGCL and Section 1082 of the OGCA shall be properly executed and filed with the Secretary of State of the State of Delaware and the Secretary of State of the State of Oklahoma, respectively. The Merger shall become effective upon the filing of the Certificates of Merger with the Secretaries of State of the State of Delaware and Oklahoma in accordance with the DGCL and the OGCA, or at such later time that the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

    Section 1.4 Certificate of Incorporation. The certificate of incorporation of Newco in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law.

    Section 1.5 Bylaws. The bylaws of Newco in effect immediately prior to the Effective Time shall be the bylaws of the Surviving
  Corporation, until duly amended in accordance with applicable law.

    Section 1.6 Board of Directors and Officers. The board of directors of the Surviving Corporation shall consist of the board of directors of Newco, as it existed immediately prior to the Effective Time. The officers of Newco immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

                                   ARTICLE II
                          CONVERSION OF COMPANY SHARES

    Section 2.1 Effect On Capital Stock. At the Effective Time, the Merger shall have the following effects on the capital stock of the Company and Newco, without any action on the part of the holder of any capital stock of the Company or Newco:

    (a) Conversion of the Company Shares. Subject to the provisions of this Section 2.1 and Section 2.3, each share of common stock, $0.01 par value, of the Company (each a "Company Share" and collectively the "Company Shares") issued and outstanding immediately prior to the Effective Time (but not including any Dissenting Shares (as defined below) and any Company Shares that are owned by (i) Parent, Newco or any other direct or indirect Subsidiary of Parent or (ii) by the Company (the "Excluded Company Shares")) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (i) $20.00 in cash (the "Cash Consideration"), (ii) 0.3226 (the "Exchange Ratio") of a Parent Common Share (the "Share Consideration" and, together with the Cash Consideration, the "Merger Consideration") and (iii), in the event the Effective Time does not occur on or before the record date for the regular quarterly dividend on Parent Common Shares payable in December 2001 (the "December 2001 Dividend") and/or March 2002 (the "March 2002

  Dividend"), as the case may be, and such failure was not the result of a failure by the Company to perform or observe in any material respect any of its obligations under this Agreement, an amount in cash equal to the December 2001 Dividend and/or the March 2002 Dividend, as the case may be, payable in respect of a Parent Common Share multiplied by the Exchange Ratio (which sum shall be part of the Cash Consideration). "Parent Common Share" shall mean the common shares, no par value, of Parent.

    (b) Cancellation of Excluded Company Shares. Each Excluded Company Share issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be outstanding, shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

    (c) Newco. At the Effective Time, each share of common stock, no par value, of Newco issued and outstanding immediately prior to the Effective Time shall remain outstanding as shares of common stock of the Surviving
  Corporation, and the Surviving Corporation shall continue as a wholly owned subsidiary of Parent.

  Section 2.2 Exchange of Certificates for Shares.

    (a) Exchange Procedures. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of Company Shares in connection with the Merger (the "Exchange Agent") to receive the Merger Consideration to which holders of such shares shall become entitled pursuant to Section 2.1(a). Prior to the Effective Time, Parent will deposit with the Exchange Agent certificates representing Parent Common Shares and cash sufficient to make all payments pursuant to Sections 2.1(a) and 2.2(d) and, when and as needed, Parent shall deposit with the Exchange Agent cash sufficient to make all payments pursuant to Section 2.2(b). As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record as of the Effective Time of a certificate which immediately prior to the Effective Time represented Company Shares (each a "Certificate") (other than holders of a Certificate in respect of Excluded Company Shares) (i) a letter of transmittal specifying that delivery of the Certificates shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or, in lieu of such Certificates, affidavits of loss together with either a reasonable undertaking to indemnify Parent or the Surviving Corporation, if Parent believes that the person providing the indemnity is sufficiently creditworthy, or, if Parent does not so believe, indemnity bonds) to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Surviving Corporation may reasonably agree, and (ii) instructions for exchanging the Certificates and receiving the Merger Consideration to which such holder shall be entitled therefor pursuant to Section 2.1(a). Subject to Section 2.2(g), upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole Parent

Common Shares that such holder is entitled to receive pursuant to Section 2.1(a) and (ii) a check in the aggregate amount (after giving effect to any required tax withholdings) of (A) the cash that such holder is entitled to receive pursuant to Section 2.1(a) plus (B) any cash in lieu of fractional shares determined in accordance with Section 2.2(d) plus (C) any cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of Section 2.2(b). The Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any amount payable upon due surrender of any Certificate. In the event of a transfer of ownership of Company Shares that occurred prior to the Effective Time, but is not registered in the transfer records of the Company, the Merger Consideration may be issued and/or paid to such a transferee if the Certificate formerly representing such Company Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for Parent Common Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.

    (b) Distributions with Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared by Parent in respect of Parent Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Parent Common Shares issuable pursuant to this Agreement. No dividends or other distributions so declared in respect of such Parent Common Shares shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued or paid, less the amount of any withholding taxes that may be required thereon, to the holder of the certificates representing whole Parent Common Shares issued in exchange for such Certificate, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date that is at or after the Effective Time and a payment date on or prior to the date of surrender of such whole Parent Common Shares and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole Parent Common Shares with a record date at or after the Effective Time but with a payment date subsequent to surrender. For purposes of dividends or other distributions in respect of Parent Common Shares, all Parent Common Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time.

    (c) Transfers. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time.

    (d) No Fractional Shares. No certificates or scrip or Parent Common Shares representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates and such fractional interests will not entitle the owner thereof to vote or to have any rights of a shareholder of Parent or a holder of Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of Company Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a Parent Common Share multiplied by
(ii) the closing price of Parent Common Shares as reported on the New York Stock Exchange Composite Transaction Tape on the Closing Date.

    (e) Termination of Exchange Period; Unclaimed Merger Consideration. Any Parent Common Shares and any portion of the cash, dividends or other distributions with respect to the Parent Common Shares deposited by Parent with the Exchange Agent (including the proceeds of any investments thereof) that remain unclaimed by the shareholders of the Company 180 days after the Effective Time shall be paid to Parent upon demand. Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter be entitled to look only to Parent (subject to abandoned property, escheat and other similar laws) for payment of their Merger Consideration and any cash, dividends and other distributions in respect thereof issuable and/or payable pursuant to Section 2.1, Section 2.2(b) and Section 2.2(d) upon due surrender of their Certificates (or, in lieu of such Certificates, affidavits of loss together with either a reasonable undertaking to indemnify Parent or the Surviving Corporation, if Parent believes that the Person providing the indemnity is sufficiently creditworthy, or, if Parent does not so believe, indemnity bonds), in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (f) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if Parent believes that the Person providing the indemnity is sufficiently creditworthy, the making of a reasonable undertaking to indemnify Parent or the Surviving Corporation, or, if Parent does not so believe, the posting by such Person of a bond in the form customarily required by Parent to indemnify against any claim that may be made against it with respect to such Certificate, Parent will issue the Parent Common Shares and the Exchange Agent will distribute such Merger Consideration, dividends and other distributions in respect thereof issuable or payable in exchange for such lost, stolen or destroyed Certificate pursuant to Section 2.1, Section 2.2(b) and Section 2.2(d), in each case, without interest.

    (g) Affiliates. Notwithstanding anything in this Agreement to the contrary, Certificates surrendered for exchange by any Rule 145 Affiliate (as determined pursuant to Section 6.8) of the Company shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 6.8.

  Section 2.3 Dissenters' Rights. Company Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who shall have not voted in favor of the Merger and who shall have made written demand for payment of the fair value for such shares in accordance with Section 1091 of the OGCA (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders shall be entitled to receive payment of the fair value of the Company Shares held by them in accordance with the OGCA, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Shares under the OGCA shall thereupon be deemed to have been converted into and to be exchangeable, as of the Effective Time, for Merger Consideration in the manner provided in Section 2.1(a).

  Section 2.4 Adjustments to Prevent Dilution. In the event that prior to the Effective Time, there shall have been declared or effected a reclassification, stock split (including a reverse split), stock dividend, stock distribution or similar event made with respect to the Company Shares or the Parent Common Shares, the Merger Consideration shall be equitably adjusted to reflect such event.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  Except as publicly disclosed by the Company in the Company Reports (as defined in Section 3.7) filed with the SEC prior to the date of this Agreement and except as set forth in the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform Parent of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections) previously delivered by the Company to Parent (the "Company Disclosure Letter"), the Company hereby represents and warrants to Parent as follows:

  Section 3.1 Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Oklahoma. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 9.10). The Company has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. The copies of the Company's articles of incorporation and bylaws previously made available to Parent are true and correct and contain all amendments as of the date hereof.

  Section 3.2 Authorization, Validity and Effect of Agreements. The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby, to which it is a party. The consummation by the Company of the transactions contemplated hereby has been duly authorized by all requisite corporate action, other than, with respect to the Merger, the approval and adoption of this Agreement by the Company's shareholders. Assuming the valid authorization, execution and delivery of this Agreement by Parent and Sub, this Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally or general principles of equity.

  Section 3.3 Capitalization. The authorized capital stock of the Company consists of 100,000,000 Company Shares, and 10,000,000 shares of the Company preferred stock, $0.01 par value ("Company Preferred Stock"). As of August 31, 2001, there were (i) 43,758,077 Company Shares issued and outstanding (excluding 359,315 treasury shares), (ii) no shares of Company Preferred Stock issued and outstanding and (iii) 1,911,552 Company Shares subject to outstanding employee or director stock options, of which the weighted average exercise price was approximately $23.30 per share. All issued and outstanding Company Shares (i) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon the Company and (iii) were issued in compliance with all applicable charter documents of the Company and all applicable federal and state securities laws, rules and regulations. Except as set forth in this Section 3.3 and except for any Company Shares issued pursuant to the plans listed in Section 3.11 of the Company Disclosure Letter, as of the date of this Agreement there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, shareholder rights plan or similar instruments, convertible securities, or other rights, agreements or commitments which obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of the Company or any of its Subsidiaries. The Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter on which the shareholders of the Company are entitled to vote.

  Section 3.4 Subsidiaries. Section 3.4 of the Company Disclosure Letter sets forth for each Subsidiary of the Company, its name and jurisdiction of incorporation or organization and indicates whether such Subsidiary is a Significant Subsidiary, in each case as of the date of this Agreement. For purposes of this Agreement, "Significant Subsidiary" shall mean significant subsidiary as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each of the Company's Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and in good standing (where applicable) under the laws of its jurisdiction of incorporation or organization, has the corporate or partnership power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and is duly qualified to do business and is in good standing (where applicable) in each jurisdiction in which the ownership, operation or lease of its property or the conduct of its business requires such qualification, except where the failure to be so qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other ownership interests in, each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims, preferential purchase rights or other rights, interests or encumbrances ("Liens"). Other than joint ventures, operating agreements and similar arrangements typical in the Company's industry entered into in the ordinary course of business, neither the Company nor any of the Company's Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any other person that would reasonably be expected to be material to the Company and the Company's Subsidiaries taken as a whole.

  Section 3.5 No Violation. Neither the Company nor any of its Subsidiaries is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (i) its charter documents or bylaws,
(ii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (iii) any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any governmental entity, except, in the case of matters described in clause (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except where it would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the "Company Permits") and the Company and its Subsidiaries are in compliance with the terms of the Company Permits. No investigation by any governmental authority with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  Section 3.6 No Conflict.

  (a) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter documents or bylaws of the Company; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in the loss of a material benefit to the Company or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, Company Permit, lease, contract, agreement, joint venture or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries or any of their properties is bound or affected; or (iii) subject to the governmental filings and other matters referred to in paragraph (b) of this Section 3.6, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to the Company or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  (b) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than (i) the filings provided for in Article I and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (ii) filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act, the Securities Act of 1933, as amended (the "Securities Act") or applicable state securities and "Blue Sky" laws ((i) and
(ii) collectively, the "Regulatory Filings"), except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  Section 3.7 SEC Documents and Financial Statements. The Company has made available to Parent, each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by the Company with the Securities and Exchange Commission ("SEC") since January 1, 2000, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (collectively, the "Company Reports"), and the Company has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time. As of their respective dates, the Company Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its

Subsidiaries as of its date and each of the consolidated statements of earnings, cash flows and stockholders' equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders' equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to such exceptions as may be permitted by Form 10-Q under the Exchange Act), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

  Section 3.8 Litigation. There are no actions, suits or proceedings pending against the Company or any of its Subsidiaries or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries, at law or in equity, or before or by any federal, state or foreign commission, board, bureau, agency or instrumentality, other than those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding judgments, decrees, injunctions, awards or orders against the Company or any of its Subsidiaries, other than those that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  Section 3.9 Absence of Certain Changes. Since June 30, 2001, the Company has conducted its business in all material respects only in the ordinary and usual course of business, and during such period there have not been (i) events, conditions, actions, occurrences or omissions that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
(ii) any change by the Company or any of its Subsidiaries in any of its accounting methods, principles or practices or any of its tax accounting methods or elections, except for changes required by law or generally accepted accounting principles; (iii) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company, or any direct or indirect redemption, purchase or any other acquisition by the Company of any such stock; (iv) any change in the capital stock or in the number of shares or classes of the Company's authorized or outstanding capital stock (other than as a result of issuances under the Employee Benefit Plans or issued as permitted hereunder); (v) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, except in the ordinary course of business; or (vi) any event, condition, action, occurrence or omission that is prohibited on or after the date of this Agreement under Section 5.1(b) of this Agreement (other than clauses (i), (xiv) or (xx) of Section 5.1(b)), and (vii) neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent or absolute or otherwise (including without limitation under royalty arrangements), except for those arising in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

  Section 3.10 Taxes.

  (a) The Company and its Subsidiaries have timely filed (after taking into account any extensions to file) all federal, state, local, and other tax returns, estimates and reports required to be filed on or before the Effective Time by the Company and each of its Subsidiaries under applicable laws and all such tax returns and reports were true, complete and correct, and the Company and its Subsidiaries have paid all other taxes (including any additions to taxes and penalties and interest thereon) required to be paid on or before the date hereof, except for such failures to file or pay or failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have withheld and paid over all taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party, except for such failures to withhold or pay over and such failures to comply as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. There are no encumbrances on any of the assets, rights or properties of the Company or any of its Subsidiaries with respect to taxes, other than liens for taxes not yet due and payable or for taxes that the Company or any of its Subsidiaries is contesting in good faith through appropriate proceedings, except for such encumbrances that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

  (b) No audit of the tax returns of the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened. No deficiencies or adjustments have been asserted against the Company or any of its Subsidiaries as a result of or in connection with examinations by any state, local, federal or foreign taxing authority which would, individually and in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other tax authorities that will be binding on the Company or any of its Subsidiaries with respect to any period following the Effective Time.

  (c) There are no agreements, waivers of statutes of limitations, or other arrangements providing for extensions of time in respect of the assessment or collection of any unpaid taxes against the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have disclosed on their federal income tax returns all positions taken therein that could, if not so disclosed, give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

  (d) Neither the Company nor any of its Subsidiaries is a party to any safe harbor lease within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by The Tax Equity and Fiscal Responsibility Act of 1982. None of the property owned by the Company or any of its Subsidiaries is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Neither the Company nor any of its Subsidiaries is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise except possibly by reason of the Merger. Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than a group the common parent of which was the Company) or has any liability for the taxes of another person arising pursuant to Treasury Regulation Section 1.1502-6 or analogous provision of state, local or foreign law, or as a transferee or successor, or by contract, tax sharing agreement, tax indemnification agreement, or otherwise. Neither the Company nor any of its Subsidiaries has filed a consent under Section 341(f) of the Code with respect to the Company or any of its Subsidiaries or agreed to have Section 341(f)(2) of the Code apply to a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company or any of its Subsidiaries. There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any employee or former employee of the Company that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code, or in respect of which an excise tax would be payable under Section 4999 of the Code. None of the Company or any of its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in a distribution to which Section 355 of the Code applies (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

  (e) The Company is not a party to, nor does it have any obligation under, any tax sharing, tax indemnification or tax allocation agreement or arrangement.

  (f) The Company has not taken, or agreed to take any action, and has no knowledge of any condition, that would prevent the Merger from qualifying as a reorganization under section 368(a) of the Code.

  (g) None of the Company or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the five year period ending at the Effective Time.

  (h) None of the Company's or any of its Subsidiaries' material assets constitutes either an interest in, or property of, an unincorporated organization that files a tax return as a partnership for federal income tax purposes. None of the Company or any of its Subsidiaries owns an interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in section 1297 of the Code) or other Person the income of which is required to be included in the income of the Company or any of its Subsidiaries.

  (i) For purposes of this Agreement, "tax" or "taxes" means all federal, state, county, local, foreign or other net income, gross income, gross receipts, sales, use, ad valorem, transfer, accumulated earnings, personal holding, excess profits, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, disability, capital stock, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

  Section 3.11 Employee Benefit Plans.

  (a) Other than as set forth in Section 3.11(a) of the Company Disclosure Letter, there are no Employee Benefit Plans established, maintained or contributed to by the Company. An "Employee Benefit Plan" means any employee benefit plan, program, policy, practice, agreement or other arrangement providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

  (b) With respect to each Employee Benefit Plan, the Company has made available to Parent a true, correct and complete copy of: (i) each writing constituting a part of such Employee Benefit Plan (or to the extent no copy exists, a materially accurate description); (ii) for the three most recent plan years, Annual Report (Form 5500 Series), if any; (iii) the current summary plan description and any material modifications thereto, if required to be furnished under ERISA; and (iii) the most recent determination letter from the Internal Revenue Service, if any.

  (c) Each Employee Benefit Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that has not been revoked, and to the knowledge of the Company, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination letter.

  (d) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, all contributions required to be made to any Employee Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the Company Reports filed with the SEC prior to the date of this Agreement.

  (e) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, with respect to each Employee Benefit Plan, the Company and its Subsidiaries have complied, and are now in compliance, with all provisions of ERISA, the Code and all laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been established and administered in accordance with its terms.

  (f) No Employee Benefit Plan is subject to Title IV of ERISA (including, without limitation, any multiemployer plan with the meaning of Section 4001(a)(3) of ERISA) and no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries.

  (g) The Company and its Subsidiaries have no material liability for life, health or medical benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

  (h) Except as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in connection with termination of employment, (i) entitle any current or former director, employee or officer of the Company or its Subsidiaries to severance pay or any other material payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer or (iii) increase any benefit payable under any Employee Benefit Plan.

  (i) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened claims, actions or suits by or on behalf of any Employee Benefit Plan or by any employee or beneficiary covered under any such Employee Benefit Plan, involving any such Employee Benefit Plan (other than claims in the ordinary course of business) and, to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such claims, actions or suits.

  (j) Neither the Company nor any of its Subsidiaries has outstanding loans to any employees of the Company or its Subsidiaries, other than expense advances in the ordinary course of business and consistent with past practices.

  Section 3.12 Labor and Employment Matters. Neither the Company nor any of its
Subsidiaries: (i) is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been in the last five years, a representation campaign respecting any of the employees of the Company or any of its Subsidiaries, and, to the knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of Company or any of its Subsidiaries to authorize representation by any labor organization; (ii) is a party to, or bound by, any consent decree with, or citation by, any governmental agency relating to employees or employment practices which would reasonably be expected to have a Company Material Adverse Effect; or (iii) is the subject of any proceeding asserting that it has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of the Company, threatened, any labor strike, dispute, walkout, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries which, with respect to any event described in this clause (iii), would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

  Section 3.13 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

  (a) To the knowledge of the Company, there is no condition existing on any real property or other asset owned, leased or operated by the Company or any of its Subsidiaries or resulting from operations conducted thereon that would reasonably be expected to give rise to any liability to the Company or any of its Subsidiaries under Environmental Laws or constitute a violation of any Environmental Laws, and the Company and each of its Subsidiaries is otherwise in compliance with all applicable Environmental Laws.

  (b) None of the Company or any of its Subsidiaries, no current or former real property or other asset owned, leased or operated by the Company or any of its Subsidiaries, nor the operations currently or formerly conducted thereon or in relation thereto by the Company or any of its Subsidiaries or by any prior owner, lessee or operator of such real property or other asset, is subject to any pending or, to the knowledge of the Company, threatened action, suit, investigation, inquiry or proceeding relating to any Environmental Laws by or before any court or other governmental authority.

  (c) All material permits, notices and authorizations, if any, required to be obtained or filed in connection with the operation or use of any real property or other asset owned, leased or operated by the Company or any of its Subsidiaries, including without limitation past or present treatment, storage, disposal or release of a Hazardous Substance or solid waste into the environment, have been duly obtained or filed, and the Company is in compliance in all material respects with the terms and conditions of all such permits, notices and authorizations. The Company does not know of any reason that would preclude it from renewing or obtaining a reissuance of the material permits and other authorizations required pursuant to applicable Environmental Laws required to operate or use any of the Company's or its Subsidiaries' material assets for their current purposes or uses.

  (d) Hazardous Substances have not been Released, disposed of or arranged to be disposed of by the Company or any of its Subsidiaries, in violation of, or in a manner or to a location that would reasonably be expected to give rise to liability under, any Environmental Laws.

  (e) None of the Company or any of its Subsidiaries has assumed, contractually or, to the knowledge of the Company, by operation of law, any liabilities or obligations of third parties under any Environmental Laws, except in connection with the acquisition of assets or entities associated therewith.

  (f) "Environmental Laws" means any federal, state and local energy, public utility, health, safety and environmental laws, regulations, orders, permits, licenses, approvals, ordinances, rule of common law, and directives relating to the environment, preservation or reclamation of natural resources, health and safety or the use, management, disposal, Release or threatened Release of or exposure to, Hazardous Substances or noxious odors, including without limitation the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Occupational Health and Safety Act, the Toxic Substances Control Act, the Endangered Species Act, the Oil Pollution Act and any similar foreign, state or local law.

  (g) "Hazardous Substance" means (i) any "hazardous substance," as defined by CERCLA, (ii) any "hazardous waste," as defined by RCRA, or (iii) any pollutant or contaminant or hazardous, dangerous or toxic chemical or material or any other substance including, but not limited to asbestos, buried contaminants, regulated chemicals, flammable explosives, radioactive materials (including without limitation naturally occurring radioactive materials), polychlorinated biphenyls, natural gas, natural gas liquids, liquified natural gas, condensates, petroleum (including without limitation crude oil and petroleum products), regulated by, or that could result in the imposition of liability under, any Environmental Law or other applicable law of any applicable governmental authority relating to or imposing liability or standards of conduct concerning any hazardous, toxic, or dangerous waste, substance or material, all as amended or hereafter amended.

  (h) "Release" means any spilling, leaking, pumping, pouring, emitting, purging, emptying, discharging, injecting, escaping, leaching, dumping, migrating or disposing into the environment (including the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Substance).

  Section 3.14 Compliance with Laws. The Company and its Subsidiaries are in compliance with any applicable law, rule or regulation of any United States federal, state, local or foreign government or agency thereof except where the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No notice, charge, claim, action or assertion has been received by the Company or any of its Subsidiaries or, to the Company's knowledge, has been filed, commenced or threatened against the Company or any of its Subsidiaries alleging any such violation, in each case that would reasonably be expected to have a Company Material Adverse Effect. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Notwithstanding the foregoing, no representation or warranty in this Section 3.14 is made with respect to permits issued under or matters relating to Environmental Laws, which are covered exclusively by the provisions set forth in Section 3.13, or with respect to permits to conduct exploratory operations that have not been commenced as of the date of this Agreement.

  Section 3.15 Intellectual Property. The Company and its Subsidiaries own or possess all necessary licenses (including seismic licenses) or other valid rights to use all patents, patent rights, trademarks, trademark rights and proprietary information used or held for use in connection with their respective businesses as currently being conducted, free and clear of Liens, except where the failure to own or possess such licenses and other rights would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and to the knowledge of the Company, there are no assertions or claims challenging the validity of any of the foregoing which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except in the ordinary course of business, neither the Company nor any of its Subsidiaries has granted to any other person any license to use any of the foregoing. The conduct of the Company's and its Subsidiaries' respective businesses as currently conducted does not conflict with any patents, patent rights, licenses (including seismic licenses), trademarks, trademark rights, trade names, trade name rights or copyrights of others in a way which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no infringement of any proprietary right owned by or licensed by or to the Company or any of its Subsidiaries in a way which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  Section 3.16 Oil and Gas Reserves. The Company has furnished to Parent the Company's estimate of Company's and its Subsidiaries' oil and gas reserves as of January 1, 2001, as reviewed by Ryder Scott Company ("Company Reserve Report"). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth in the Company Reserve Report was accurate in all material respects.

  Section 3.17 Financial and Commodity Hedging. The Company Reports accurately summarize, in all material respects the outstanding hydrocarbon and financial hedging positions attributable to the production of the Company and its Subsidiaries (including fixed price contracts, collars, swaps, caps, hedges and puts) as of the date reflected therein, and there have been no changes since the date thereof.

  Section 3.18 Indebtedness and Certain Contracts.

  (a) Set forth in Section 3.18(b) of the Company Disclosure Letter is the aggregate amount of outstanding indebtedness for borrowed money of the Company or its Subsidiaries as of the date of this Agreement under all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements evidencing such indebtedness.

  (b) Neither the Company nor any of its Subsidiaries is a party to or bound by any agreement or other arrangement that would, after the Effective Time, to the knowledge of the Company, materially limit or restrict Parent or any of its Subsidiaries or any of their respective affiliates or any successor thereto, from engaging or competing in the oil and gas exploration and production business in any significant geographic area, except for joint ventures, area of mutual interest agreements entered into in connection with prospect reviews and similar arrangements entered into in the ordinary course of business.

  (c) Neither the Company nor any of its Subsidiaries is a party to or bound by
(i) any non-competition agreement, confidentiality, joint venture, area of mutual interest or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the business of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, is conducted or (ii) any executory agreement or obligation which pertains to the acquisition or disposition of any asset, or which provides any third party any lien, claim, right of first refusal or first offer or preferential right with regard thereto, except, in the case of either clause (i) or (ii), for such agreements or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

  (d) Neither the Company nor any of its Subsidiaries has received any material advance, take-or-pay, production or other similar payments that entitle purchasers of production to receive deliveries of hydrocarbons without paying therefor, and, on a net, Company-wide basis, the Company is neither materially underproduced nor overproduced under gas balancing or similar arrangements.

  (e) There are no contracts, agreements or binding arrangements between the Company or any of its Subsidiaries, on the one hand, and S. A. Louis Dreyfus et Cie or any of its affiliates, on the other hand.

  Section 3.19 Title to Properties. Except for goods and other property sold, used or otherwise disposed of since December 31, 2000 in the ordinary course of business, the Company has defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to interests owned by the Company and its Subsidiaries, and to all other properties, interests in properties and assets, real and personal, reflected in its Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K"), free and clear of any Lien, except: (i) Liens reflected in the 2000 10-K; (ii) Liens for current taxes not yet due and payable; and
(iii) such imperfections of title, easements, Liens, or other matters and failures to title as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The leases and other agreements pursuant to which the Company or any of its Subsidiaries leases or otherwise acquires or obtains operating rights affecting any real or personal property are in good standing, valid, and effective except where the failure to be in good standing, valid and effective would not, individually or the aggregate, reasonably be expected to have a Company Material Adverse Effect; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by the Company or any of its Subsidiaries that would reasonably be expected to have a Company Material Adverse Effect. All operating equipment of the Company and its Subsidiaries has in all material respects been maintained in reasonable operating condition and repair, ordinary wear and tear excepted, and is in all material respects sufficient to permit the Company and its Subsidiaries to conduct their operations in the ordinary course of business in a manner consistent with their past practices, except for any such deficiency as would not reasonably be expected to have a Company Material Adverse Effect. No claim, notice or order from any Governmental Authority has been received by the Company or any Subsidiary due to hydrocarbon production in excess of allowables or similar violations which could result in curtailment of production after the

Closing Date, reformation, amendment, cancellation or other alteration of any unit or taking (whether permanent, temporary, whole, or partial) of any part of the assets of the Company or any Subsidiary by reason of eminent domain or otherwise, except any such violations which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. There are no wells on any lease in which the Company currently has or previously had an interest that have been permanently plugged and abandoned that were not plugged and abandoned in accordance in all material respects with applicable laws or contracts, except any such violations which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company has the ability and right to obtain access to, produce, treat, transport, process and otherwise market hydrocarbons from all of the oil and gas properties for which reserves are shown in the Company Reserve Report, except any such inability which would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

  Section 3.20 Insurance. The Company and its Subsidiaries maintain insurance coverage adequate and customary in the industry for the operation of their respective businesses.

  Section 3.21 No Brokers. Except for Lehman Brothers, Inc. ("Lehman"), whose fees and expenses will be paid by the Company in accordance with the Company's agreement with Lehman, a copy of which has been provided to Parent, no agent, broker, person or firm acting on behalf of the Company or under its authority is or will be entitled to any advisory, commission or broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated herein.

  Section 3.22 Opinion of Financial Advisors. The board of directors of the Company has received the opinion of Lehman to the effect that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Shares (other than Parent); it being understood and acknowledged by Parent that such opinion has been rendered for the benefit of the board of directors of the Company, and is not intended to, and may not, be relied upon by Parent, its affiliates or their respective Subsidiaries. The Company has been authorized by Lehman to include such opinion in its entirety in the Proxy Statement/Prospectus, so long as such inclusion is in form and substance reasonably satisfactory to Lehman and its counsel.

  Section 3.23 Board Recommendation; Vote Required.

  (a) The board of directors of the Company has by resolutions duly adopted by the unanimous vote of its entire board of directors at a meeting of such board duly called and held on September 9, 2001, determined that the Merger is fair to and in the best interests of the Company and its shareholders, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby and recommended that the shareholders of the Company approve and adopt this Agreement and the Merger.

  (b) The affirmative vote of shareholders of the Company required for approval and adoption of this Agreement and the Merger is and will be no greater than a majority of the outstanding Company Shares (the "Company Requisite Vote") and no other vote of any holder of the Company's securities is required for the approval and adoption of this Agreement or the Merger.

  Section 3.24 Holding Company; Investment Company; Utility. None of the real property of the Company or any of its Subsidiaries has been or is certified by the Federal Energy Regulatory Commission ("FERC") under Section 7(c) of the NGA or is now subject to FERC jurisdiction under the Natural Gas Act nor has it been or is it now providing service pursuant to Section 311 of the Natural Gas Policy Act. The Company or its Subsidiaries, as the case may be, has complied with Texas law relating to its Texas gas gathering system, except to the extent any failure to comply would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

  Section 3.25 Certain Approvals. The Company has opted out of Section 1090.3 of the OGCA and the Company's board of directors has taken any and all necessary and appropriate action to render inapplicable to the Merger and the transactions contemplated by this Agreement and the Principal Shareholders Agreement the provisions of any other "fair price," "moratorium," control share acquisition, interested shareholder or other similar antitakeover provision or regulation and any restrictive provision of any antitakeover provision in the certificate of incorporation or bylaws of the Company.

                                   ARTICLE IV
                REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

  Except as publicly disclosed by Parent in the Parent Reports (as defined in Section 4.6) filed with the SEC prior to the date of this Agreement and except as set forth in the disclosure letter (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the disclosure in respect of the particular section is sufficient on its face without further inquiry reasonably to inform the Company of the information required to be disclosed in respect of the other sections to avoid a breach under the representation and warranty or covenant corresponding to such other sections) previously delivered by Parent to the Company (the "Parent Disclosure Letter"), Parent and Sub hereby represent and warrant to the Company as follows:

  Section 4.1 Existence; Good Standing; Corporate Authority. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Sub is duly qualified to do business as a foreign corporation and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in Section 9.10). Each of Parent and Sub has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted. As of the date hereof, the copies of each of Parent's and Sub's certificate of incorporation and bylaws previously made available to the Company are true and correct and contain all amendments.

  Section 4.2 Authorization, Validity and Effect of Agreements. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby, to which it is a party. The consummation by each of Parent and Sub of the transactions contemplated hereby, including the issuance and delivery by Parent of Parent Common Shares pursuant to the Merger, has been duly authorized by all requisite corporate action. Assuming the valid authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and legally binding obligation of each of Parent and Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally and general principles of equity.

  Section 4.3 Capitalization. The authorized capital stock of Parent consists of 500,000,000 Parent Common Shares and 20,000,000 preferred shares, no par value. 665,000 of the preferred shares have been designated as Series A Mandatorily Convertible Preferred Stock. As of September 5, 2001, (i) there were 248,362,308 Parent Common Shares issued and outstanding, (ii) there were 665,000 shares of Series A Mandatorily Convertible Preferred Stock issued and outstanding, all of which were owned by a trust of which Parent is the beneficial owner, (iii) 20,661,169 Parent Common Shares were subject to outstanding employee stock options (including 333 options exercised but not yet settled) and (iv) 8,250,000 Premium Income Equity Security stock purchase units ("PIES") were outstanding which require the holders to purchase up to 8,088,300 Parent Common Shares by November 16, 2004. All issued and outstanding Parent Common Shares and preferred shares (i) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, (ii) were not issued in violation of the terms of any agreement or other understanding binding upon Parent and (iii) were issued in compliance with all applicable charter documents of Parent and all applicable federal and state securities laws, rules and regulations. The Parent Common Shares to be issued in connection with the Merger, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. As of the date of this Agreement, except as set forth in this Section 4.3 and except for any Parent Common Shares issued pursuant to employee benefit plans, upon conversion of the Series A Mandatorily Convertible Preferred Stock and in connection with the PIES, there are no outstanding shares of capital stock and there are no options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other voting securities of Parent. As of the date of this Agreement, Parent has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

  Section 4.4 No Violation. Neither Parent nor any of its Subsidiaries is, or has received notice that it would be with the passage of time, in violation of any term, condition or provision of (i) its charter documents or bylaws, (ii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or (iii) any order of any court, governmental authority or arbitration board or tribunal, or any law, ordinance, governmental rule or regulation to which Parent or any of its Subsidiaries or any of their respective properties or assets is subject, or is delinquent with respect to any report required to be filed with any governmental entity, except, in the case of matters described in clause (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all governmental authorities necessary for the lawful conduct of their respective businesses (the "Parent Permits") and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits. No investigation by any governmental authority with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

  Section 4.5 No Conflict.

  (a) Neither the execution and delivery by Parent and Sub of this Agreement nor the consummation by Parent and Sub of the transactions contemplated hereby in accordance with the terms hereof will: (i) conflict with or result in a breach of any provisions of the charter documents or bylaws of Parent or Sub;
(ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or give rise to a right of purchase under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of Parent or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in the loss of a material benefit to Parent or any of its Subsidiaries under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which Parent or any of its Subsidiaries or any of their properties is bound or affected; or (iii) subject to the governmental filings and other matters referred to in paragraph (b) of this Section 4.5, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, order or decree binding upon or applicable to Parent or any of its Subsidiaries, except, in the case of matters described in clause (ii) or (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

  (b) Neither the execution and delivery by Parent or Sub of this Agreement nor the consummation by Parent or Sub of the transactions contemplated hereby in accordance with the terms hereof will require any consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, other than Regulatory Filings, and listing of the Parent Common Shares to be issued in the Merger on the New York Stock Exchange, except for any consent, approval or authorization the failure of which to obtain and for any filing or registration the failure of which to make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

  Section 4.6 SEC Documents. Parent has made available to the Company each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Parent with the SEC since January 1, 2000, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof (collectively, the "Parent Reports"), and Parent has filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since such time. As of their respective dates, the Parent Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date and each of the consolidated statements of income, cash flows and stockholders' equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders' equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to such exceptions as may be permitted by Form 10-Q under the Exchange Act), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

  Section 4.7 Financing. Parent has available to it sources of financing sufficient to satisfy its obligation to make the payment of the aggregate Cash Consideration required under this Agreement when such payment is required pursuant to this Agreement.

  Section 4.8 No Brokers. Except for Merrill Lynch & Co. ("Merrill"), whose fees and expenses will be paid by Parent in accordance with Parent's agreement with Merrill, no agent, broker, person or firm acting on behalf of Parent or under its authority is or will be entitled to any advisory, commission or broker's or finder's fee from any of the parties hereto in connection with any of the transactions contemplated herein.

  Section 4.9 No Vote Required. No vote is required by the holders of any class or series of Parent's or Sub's (other than Parent) capital stock to approve the adoption of this Agreement or the Merger or pursuant to the rules and regulations of the New York Stock Exchange as a result of this Agreement or the transactions contemplated hereby.

  Section 4.10 Absence of Changes. Since June 30, 2001, there have not been any events, conditions, actions, occurrences or omissions that would reasonably be expected to have a Parent Material Adverse Effect.

                                   ARTICLE V
                     CONDUCT OF BUSINESS PENDING THE MERGER

  Section 5.1 Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that from the date hereof to the Effective Time or the earlier termination of this Agreement pursuant to Article VIII, except as set forth in Section 5.1 of the Company Disclosure Letter or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise agree in writing (such agreement by Parent not to be unreasonably withheld or delayed):

  (a) The businesses of the Company and each of its Subsidiaries shall be conducted only in the ordinary, regular and usual course, consistent with past practices, and the Company and each of its Subsidiaries shall use all reasonable efforts to maintain and preserve intact their respective business organizations, to maintain significant beneficial business relationships with suppliers, contractors, distributors, customers, licensors, licensees and others having business relationships with it, keep available the services of its current key officers and employees, and use reasonable best efforts to maintain with financially responsible insurance companies insurance in such amounts and against such risks and losses as are customary for such party; and

  (b) Without limiting the generality of Section 5.1(a), except as set forth in
Section 5.1 of the Company Disclosure Letter, the Company shall not directly or indirectly, and shall cause its Subsidiaries not to, do any of the following:

      (i) acquire, sell, encumber, lease, transfer or dispose of any assets, rights or securities that are material to the Company or its Subsidiaries or terminate, cancel, materially modify or enter into any material commitment, transaction, line of business or other agreement, in each case out of the ordinary course of business consistent with past practice or acquire by merging or consolidating with or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof;

      (ii) amend or propose to amend its certificate of incorporation or bylaws or, in the case of its Subsidiaries, their respective constituent documents;

      (iii) split, combine or reclassify any outstanding shares of, or interests in, its capital stock;

      (iv) declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

      (v) other than pursuant to the terms of Employee Benefit Plans, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of its capital stock or any options, warrants or rights to acquire capital stock of the Company;

      (vi) except for the Company Shares issuable upon exercise of options outstanding on the date hereof as disclosed in Section 3.3, issue, sell, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge or disposition or encumbrance by the Company or any of its Subsidiaries of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, its capital stock of any class, or any other securities in respect of, in lieu of, or in substitution for any class of its capital stock outstanding on the date hereof;

      (vii) modify the terms of any existing indebtedness for borrowed money or incur any indebtedness for borrowed money or issue any debt securities, except indebtedness incurred in the ordinary course of business consistent with past practice for working capital management purposes pursuant to the terms of existing lines of credit and the Company's bank credit agreement;

      (viii) assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person, or make any loans or advances, except to or for the benefit of the Company's Subsidiaries or except for those not in excess of $5,000,000 in the aggregate;

      (ix) authorize, recommend or propose to shareholders any material change in its capitalization;

      (x) take any action with respect to the grant or increase of severance or termination pay;

      (xi) adopt or establish any new employee benefit plan or, terminate or amend in any material respect any employee benefit plan or, other than in the ordinary course of business consistent with past practice, increase the compensation or fringe benefits of any employee (except as required by any existing employee benefit plans or employment agreements or applicable law) or pay any material benefit not required by any existing employee benefit plan (other than payment of annual bonuses for the year 2001 on or after February 15, 2002 in the aggregate amount of no more than $3.4 million);

      (xii) other than in the ordinary course of business consistent with past practice, enter into or amend in any material respect (other than as required by existing employee benefit plans or employment agreements or by applicable law) any employment, consulting, severance or indemnification agreement entered into or made by the Company or any of its Subsidiaries with any of their respective directors, officers, agents, consultants or employees, or any collective bargaining agreement or other obligation to any labor organization or employee incurred or entered into by the Company or any of its Subsidiaries (other than as required by existing employee benefit plans or employment agreements or by applicable law);

      (xiii) (A) settle or compromise any material claim for taxes, (B) compromise, settle or otherwise resolve litigation involving a payment of more than $5,000,000 in any one case by or to the Company or any of its Subsidiaries or (C) other than in the ordinary course of business, pay or discharge any claims, liens or liabilities involving more than $5,000,000 individually or $10,000,000 in the aggregate, which are not reserved for on the balance sheet included in the Company Reports;

      (xiv) make or commit to make capital expenditures in excess of $5,000,000 net to the Company and its Subsidiaries for any individual authorization for expenditures, or, without having notified Parent, make or commit to make capital expenditures in excess of $1,000,000 net to the Company and its Subsidiaries (and less than $5,000,000 net) for any individual authorization for expenditures, except, in each case, with respect to emergency operations on any well, pipeline or other facility;

      (xv) make any material changes in tax accounting methods except as required by applicable law or generally accepted accounting principles;

      (xvi) write off any accounts or notes receivable in excess of $5,000,000 except in the ordinary course of business;

      (xvii) take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of
  Section 368(a) of the Code;

      (xviii) enter into or amend any agreement with any holder of Company Shares with respect to holding, voting or disposing of shares;

      (xix) by resolution of its board of directors cause the acceleration of rights, benefits or payments under any Employee Benefit Plans other than as a result of the transactions contemplated by this Agreement;

      (xx) except for gas sales agreements with Parent or any of its Subsidiaries, enter into any additional fixed price forward sales contracts or fixed price purchase or sale contracts that would result in physical delivery of its oil or gas production for the year 2001, 2002 or 2003, as the case may be, or any fixed price financial swaps, collars, options or other hedging arrangements with respect to (A) its oil production or (B) more than 10% of its budgeted gas production for the year 2001, 2002 or 2003, as the case may be, and, in any event, for a term longer than 12 months;

      (xxi) for the five full trading days immediately following the parties' execution of this Agreement, sell gas-related financial derivatives in excess of fifty (50) NYMEX gas contracts equivalents per month for the calendar years 2002 and 2003; or

      (xxii) take or agree in writing or otherwise to take any of the actions precluded by clauses (i) through (xxi) of this Section 5.1.

  Section 5.2 Conduct of Business of Parent. Except as contemplated by this Agreement, during the period from the date hereof to the Effective Time or earlier termination of this Agreement, neither Parent nor any of its Subsidiaries (including Sub), without the prior written consent of the Company (which consent will not unreasonably be withheld or delayed), shall:

      (i) acquire, by merging or consolidating with, or by purchasing an equity interest in or the assets of, or by any other manner, any business or corporation, partnership or other business organization or division thereof, or otherwise acquire any assets of any other entity (other than the purchase of assets from suppliers, clients or vendors in the ordinary course of business and consistent with past practice) unless, at the time it enters into a definitive agreement with respect to such transaction, Parent has a good faith belief that such transaction would not prevent or materially delay the consummation of the transactions contemplated by this Agreement;

      (ii) adopt or propose to adopt any amendments to its articles of incorporation which would have a material adverse impact on the consummation of the transactions contemplated by this Agreement;

      (iii) take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

      (iv) with respect to Parent only, split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, make any other actual, constructive or deemed distribution in respect of its capital stock or otherwise make any payments to shareholders in their capacity as such, except for the payment of ordinary cash dividends in respect of the Parent Common Shares, unless the Exchange Ratio and Per Share Amount (as defined in Section 6.10) are proportionately increased or decreased, as applicable, in which case the prior written consent of the Company shall not be required, but the Company shall be entitled to written notice of such event;

      (v) adopt a plan of complete or partial liquidation or dissolution of Parent; or

      (vi) take or agree in writing or otherwise to take any of the actions precluded by clauses (i) through (v) of this Sections 5.2.

                                  ARTICLE VI
                             ADDITIONAL AGREEMENTS

  Section 6.1 No Solicitation by the Company.

  (a) The Company agrees that it and its Subsidiaries (i) will not (and it will not permit their officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by it or any of its Subsidiaries to) (A) solicit, initiate or encourage (including by way of furnishing material non-public information) any inquiry, proposal or offer, whether or not in writing (including any proposal or offer to its shareholders), with respect to a third party tender offer, merger, consolidation, business combination or similar transaction involving all or more than 10% of the assets of the Company and its Subsidiaries taken as a whole or 10% or more of any class of capital stock of the Company, or any acquisition, directly or indirectly, of 10% or more of the capital stock or assets of the Company and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any combination of the foregoing (any such proposal, offer or transaction being hereinafter referred to as a "Company Acquisition Proposal"), (B) participate or engage in any discussions or negotiations concerning, furnish to any person any information with respect to, or take any action to facilitate any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to, a Company Acquisition Proposal or (C) approve or recommend any Company Acquisition Proposal, accept any Company Acquisition Proposal or enter into a letter of intent, agreement in principle or agreement with respect to any Company Acquisition Proposal (or resolve to or publicly propose to do any of the foregoing); and (ii) will immediately cease and cause to be terminated any existing negotiations with any third parties conducted heretofore with respect to any of the foregoing; provided that, subject to Section 6.1(b), (A) nothing contained in clause (i) above shall prohibit the Company or its board of directors from disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, provided that the board of directors of the Company shall not recommend that the shareholders of the Company tender their Company Shares in connection with any such tender or exchange offer unless the board of directors shall have determined in good faith, after consultation with its financial advisors and outside counsel, that the relevant Company Acquisition Proposal is a Superior Proposal and (B) prior to the Shareholders' Meeting, if the Company receives an unsolicited bona fide written Company Acquisition Proposal from a third party that the board of directors of the Company determines in good faith (after receiving the advice of a financial adviser of nationally recognized reputation) is reasonably likely to be a Superior Proposal (as defined below), the Company and its representatives may conduct such discussions or provide such information as the board of directors of the Company shall determine, but only if, prior to such provision of information or conduct of such discussions (x) such third party shall have entered into a confidentiality agreement not materially less favorable to the Company than the existing confidentiality agreement dated June 5, 2001, between the Parent and the Company (the "Parent/Company Confidentiality Agreement") (and containing additional provisions that expressly permit the Company to comply with the provisions of this Section 6.1) and (y) the board of directors of the Company determines in its good faith judgment, after consultation with outside counsel, that it is required to do so in order to comply with its fiduciary duties. For purposes of this Agreement, "Superior Proposal" means any unsolicited bona fide written Company Acquisition Proposal which (i) contemplates (A) a merger or other business combination, reorganization, share exchange, recapitalization, liquidation, dissolution, tender offer, exchange offer or similar transaction involving the Company as a result of which the Company's shareholders prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction or (B) a sale, lease, exchange, transfer or other disposition (including, without limitation, a contribution to a joint venture) of at least 50% of the value of the assets of the Company and its Subsidiaries, taken as a whole, and (ii) is on terms which the board of directors of the Company determines (after consultation with its financial advisor and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (A) would, if consummated, result in a transaction that is more favorable to its shareholders from a financial point of view (in their capacities as such) than the transactions contemplated by this Agreement (including the terms of any proposal by the Parent to modify the terms of the transactions contemplated by this Agreement) and (B) is reasonably likely to be financed and otherwise completed without undue delay.

  (b) The Company will promptly (but in any event within 24 hours) notify Parent of any requests referred to in Section 6.1(a) for information or the receipt of any Company Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Company Acquisition Proposal, and the material terms and conditions of any Company Acquisition Proposal, and shall keep Parent informed on a timely basis (but in any event within 24 hours) of any material changes with respect thereto. Prior to taking any action referred to in the proviso of Section 6.1(a), if the Company intends to participate in any such discussions or negotiations or provide any such information to any such third party, the Company shall give prompt prior notice to Parent of each such action.

  (c) Nothing in this Section 6.1 shall permit the Company to enter into any agreement with respect to a Company Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, the Company shall not enter into any agreement with any person that provides for, or in any way facilitates, a Company Acquisition Proposal, other than a confidentiality agreement not materially less favorable to the Company than the Parent/Company Confidentiality Agreement.

  Section 6.2 Shareholders' Meeting. The Company, acting through its board of directors, shall, in accordance with applicable law and the Company's Certificate of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold a meeting of its shareholders as soon as practicable following the date hereof for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Shareholders' Meeting") and (ii) subject to its fiduciary duties under applicable law after consultation with outside counsel, (A) include in the Proxy Statement/Prospectus (as defined in Section 6.6) the unanimous recommendation of the board of directors that the shareholders of the Company vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby and (B) use its reasonable best efforts to obtain the necessary approval and adoption of this Agreement and the transactions contemplated hereby by its shareholders. Notwithstanding the Company's failure to include the recommendation contemplated by clause (A) of the preceding sentence (in the circumstances permitted thereby), unless this Agreement shall have been terminated pursuant to Article VIII, the Company shall submit this Agreement to its shareholders at the Shareholders' Meeting for the purpose of adopting this Agreement and nothing contained herein shall be deemed to relieve the Company of such obligation.

  Section 6.3 Filings; Reasonable Best Efforts.

  (a) Subject to the terms and conditions herein provided, the Company and Parent each agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as promptly as is practicable, including:

      (i) promptly make their respective filings under the HSR Act with respect to the Merger and thereafter shall promptly make any other required submissions under the HSR Act and respond to any requests for additional information, and cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing;

      (ii) satisfy the conditions to closing in Article VII (including, in the case of the Company, obtaining the opinion described in Section 7.2(b) and, in the case of Parent, obtaining the opinion described in Section 7.3(b)) and to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from governmental or regulatory authorities of the United States, the several states, and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby; and
  (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations;

      (iii) promptly notify each other of any communication concerning this Agreement or the Merger to that party from any governmental authority and permit the other party to review in advance any proposed communication concerning this Agreement or the Merger to any governmental entity;

      (iv) not agree to participate in any meeting or discussion with any governmental authority in respect of any filings, investigation or other inquiry concerning this Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate thereat;

      (v) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any government or regulatory authority or members or their respective staffs on the other hand, with respect to this Agreement and the Merger; and

      (vi) furnish the other party with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including without limitation, any filings necessary or appropriate under the provisions of the HSR Act.

  (b) Without limiting Section 6.3(a), Parent and the Company shall:

      (i) each use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment, including without limitation defending through litigation on the merits any claim asserted in any court by any party, that would restrain, prevent or delay the Closing; and

      (ii) each use reasonable best efforts to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law that may be asserted by any governmental entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible following the termination of all applicable waiting periods under the HSR Act.

  (c) Notwithstanding anything to the contrary in this Agreement, (i) the Company shall not, without Parent's prior written consent, commit to any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices (or allow its Subsidiaries to commit to any divestitures, licenses, hold separate arrangements or similar matters), and the Company shall commit to, and shall use reasonable best efforts to effect (and shall cause its Subsidiaries to commit to and use reasonable best efforts to effect), any such divestitures, licenses, hold separate arrangements or similar matters as Parent shall request, but solely if such divestitures, licenses, hold separate arrangements or similar matters are contingent on consummation of the Merger and (ii) neither Parent nor any of its Subsidiaries shall be required (pursuant to Section 6.3(a)(ii) or otherwise) to agree (with respect to (x) Parent or its Subsidiaries or (y) the Company or its Subsidiaries) to any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices, if such divestitures, licenses, arrangements or similar matters, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect.

  Section 6.4 Access to Information. From the date hereof through Effective Time, the Company and Parent shall allow all designated officers, attorneys, accountants and other representatives of the other party access at all reasonable times upon reasonable notice to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs of the Company and its Subsidiaries or Parent and its Subsidiaries, including inspection of such properties; provided that no investigation pursuant to this Section 6.4 shall affect any representation or warranty given by any party hereunder, and provided further that notwithstanding the provision of information or investigation by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, neither party shall be required to provide any information which it reasonably believes it may not provide to the other party by reason of applicable law, rules or regulations, which that party reasonably believes constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. The parties hereto will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. The Company and Parent agree that they will not, and will cause their representatives not to, use any information obtained pursuant to this
Section 6.4 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

  Section 6.5 Notification of Certain Matters. Each of the Company and Parent agrees to give prompt notice to the other of, and to use its respective reasonable best efforts to prevent or promptly remedy, to the extent within their control, (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would reasonably be expected to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 6.6 Registration Statement; Proxy Statement.

  (a) Each of Parent and the Company shall cooperate and promptly prepare and Parent shall file with the SEC as soon as practicable a Registration Statement on Form S-4 under the Securities Act (the "Registration Statement"), with respect to the Parent Common Shares issuable in the Merger. A portion of the Registration Statement shall also serve as the proxy statement (the "Proxy Statement/Prospectus") with respect to the Shareholders' Meeting. The respective parties will cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Parent and the Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall use its reasonable best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the transactions contemplated by this Agreement. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information.

  (b) The Company will use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Registration Statement is declared effective by the SEC.

  (c) Each of Parent and the Company agrees that the information provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of shareholders of Parent and of the Company, or, in the case of information provided by it for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it is filed or becomes effective, (i) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder and (ii) will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

  Section 6.7 Listing Application. Parent shall use its reasonable best efforts to cause the Parent Common Shares to be issued in the Merger and the Parent Common Shares to be issued upon exercise of Substituted Options and Assumed Options (as such terms are defined in Section 6.10(f)) to be approved for listing, subject to official notice of issuance, on the New York Stock Exchange prior to the Effective Time.

  Section 6.8 Agreements of Affiliates. Not less than thirty (30) days before the Effective Time, the Company shall cause to be prepared and delivered to Parent a list identifying all persons who the Company believes may be deemed, at the time of the Shareholders' Meeting, to be "affiliates" of the Company, for purposes of Rule 145 under the Securities Act (the "Rule 145 Affiliates"). Parent shall be entitled to place restrictive legends on any Parent Common Shares received by such Rule 145 Affiliates relating to transfer restrictions imposed by Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each person who is identified as a Rule 145 Affiliate in such list to deliver to Parent, at or prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit A.

  Section 6.9 Indemnification and Insurance.

  (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless to the fullest extent permitted under applicable law each person who is, or has been at any time prior to the Effective Time, an officer or director of the Company (or any Subsidiary or division thereof) and each person who served at the request of the Company as a director, officer, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (individually, an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) Parent shall cause the Surviving Corporation to pay, as incurred, the fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, in advance of the final disposition of any such Action to the fullest extent permitted by applicable law, and, if required, upon receipt of any undertaking required by applicable law, and (ii) Parent will, and will cause the Surviving Corporation to, cooperate in the defense of any such matter; provided that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed), and provided further that neither Parent nor the Surviving Corporation shall be obligated pursuant to this Section 6.9(a) to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action, unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interests between two or more of such Indemnified Parties, in which case there may be separate counsel for each similarly situated group.

  (b) The parties agree that the rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, in the certificate of incorporation, bylaws and any indemnification agreement of the Company and its Subsidiaries with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time; provided that all rights to indemnification in respect of any Action pending or asserted or claim made within such period shall continue until the disposition of such Action or resolution of such claim.

  (c) For a period of six years after the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance covering the Indemnified Parties who are or at any time prior to the Effective Time were covered by the Company's existing officers' and directors' liability insurance ("D&O Insurance") policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance with respect to acts or omissions, or alleged acts or omissions, prior to the Effective Time (whether claims, actions or other proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time); provided that after the Effective Time, the Surviving Corporation shall not be required to pay annual premiums in excess of 200% of the last annual premium paid by the Company prior to the date hereof (the amount of which premiums are set forth in the Company Disclosure Letter) (the "Maximum Premium"), but in such case shall purchase as much coverage as reasonably practicable for such amount. Parent shall have the right to cause coverage to be extended under the Company's D&O Insurance by obtaining "tail" coverage for such six-year period on terms and conditions no less advantageous than the Company's existing D&O Insurance, and such "tail" policy shall satisfy the provisions of this Section 6.9(c).

  (d) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the OGCA, under existing indemnification agreements, or otherwise, all of which will be assumed by the Surviving Corporation and remain in effect for a period of at least six years following the Effective Time.

  (e) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of Parent, as the case may be, shall assume the obligations set forth in this Section 6.9.

  (f) The provisions of this Section 6.9 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

  Section 6.10 Employee Benefits.

  (a) From and after the Effective Time, the Surviving Corporation shall assume and honor, all Employee Benefit Plans including all employment agreements with officers of the Company in accordance with their terms as in effect immediately before the consummation of the Merger, subject to any amendment or termination thereof that may be permitted by such terms; provided that the foregoing shall not be construed as prohibiting Parent or the Surviving Corporation from terminating the employment of any employee of the Surviving Corporation after the Effective Time. It is acknowledged and agreed that the approval of the Merger by the Company Requisite Vote will constitute a "change of control" for purposes of all those Employee Benefit Plans containing "change of control" provisions including existing change of control agreements between the Company and certain of its officers ("CIC Agreements"). Notwithstanding any provisions in the CIC Agreements to the contrary, the amounts payable thereunder shall be paid on the Closing Date.

  (b) For 12 months following the Effective Time, the Surviving Corporation shall continue to provide to those individuals who are employed by the Company as of the Effective Time and who remain employed following the Effective Time by the Surviving Corporation or any Subsidiary of the Surviving Corporation ("Affected Employees"), compensation and employee benefits which, in the aggregate, are no less favorable than the compensation and benefits provided by the Company to such employees immediately prior to consummation of the Merger; provided that (i) as of January 1, 2002, Affected Employees shall become eligible to participate in the employee benefit plans, programs, policies and arrangements of Parent or any Subsidiary of Parent (the "Parent Plans") on the same basis as similarly situated employees of the Parent, and (ii) the Parent Plans shall be deemed to satisfy this Section 6.10(b). Additionally, any employee of Company who is not covered by a CIC Agreement whose employment is terminated by the Surviving Corporation on or after the Effective Time other than for cause will be eligible for the severance benefits under the Parent Severance Program effective January 27, 2000 which provides for, among other things, two months advance notice prior to termination, severance payments of one month's salary for each year of service or partial year of more than six months with the Company and the Surviving Corporation (including credited service with the Company as provided in Section 6.10(c) below), up to six months of paid COBRA coverage, outplacement services and minimum and maximum severance payment periods of 2 and 18 months, respectively.

  (c) The Surviving Corporation shall give Affected Employees full credit for their continuous service with the Company and its Subsidiaries (including deemed service credited by such entities) for purposes of eligibility to participate and vesting (but not benefit accruals under any defined benefit pension plan) under all employee benefit plans, programs, policies or arrangements which are maintained by Parent or any Subsidiary of Parent or the Surviving Corporation for such Affected Employees to the same extent recognized by the Company immediately prior to the Effective Time under similar Employee Benefit Plans.

  (d) Parent and the Surviving Corporation shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees under the Employee Benefit Plans and that have not been satisfied as of the Effective Time and (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time (in the calendar year of the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements for the year in which the Effective Time occurs under any welfare plans that such employees are eligible to participate in after the Effective Time.

  (e) The Surviving Corporation shall sponsor the Company's 401(k) Plan as of the Effective Time. The Surviving Corporation either shall continue to sponsor such 401(k) Plan or shall merge such Plan into the 401(k) Plan of Parent with the result that the participants in the Company's 401(k) Plan shall be entitled to repay any outstanding participant loans pursuant to the terms of the Company's 401(k) Plan and to avoid any deemed distribution.

  (f) With respect to each outstanding option to acquire Company Shares (the "Company Options") under the Company's Stock Option Plan, (the "Stock Option Plan") :

      (i) Prior to the Effective Time, the Company will offer to all employees and directors of the Company holding Company Options the opportunity to elect to amend their Company Options so that they may be converted into Substituted Options (as defined below). Prior to approval of the Merger by shareholders of the Company, the Company shall cause the Committee to exercise its authority under the Stock Option Plan to make a determination that optionees will not be permitted to surrender for cancellation their outstanding Company Options for a cash payment following a Change in Control (as defined in the Stock Option Plan).

      (ii) Parent shall take all necessary action to provide that, at the Effective Time, for each Company employee and director who holds a Company Option and who elects to receive a Substituted Option, each then outstanding Company Option will automatically be converted into an option of equivalent value in Parent Common Shares (the "Substituted Option") as follows. Each Company Option will be converted into a Substituted Option to purchase a number of Parent Common Shares equal to the product of (A) the number of shares of Company Shares that could have been purchased under such Company Option immediately prior to the Effective Time multiplied by (B) the quotient of (1) the Per Share Amount (as defined below) divided by (2) the Average Price (as defined below) (rounded to the nearest whole number of Parent Common Shares). The exercise price per share of the Substituted Option shall be equal to the quotient of (C) the per-share option exercise price specified in the Company Option divided by
  (D) the quotient of (1) the Per Share Amount divided by (2) the Average Price (rounded up to the nearest whole cent). The "Per Share Amount" shall mean the sum of the (E) the Cash Consideration and (F) the product of the Exchange Ratio and the Average Price. The Average Price shall mean the average

  (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of Parent Common Shares on the New York Stock Exchange, as reported by Bloomberg Financial markets (or such other source as the parties shall agree in writing), for the ten consecutive Trading Days ending on the third Trading Day immediately before the Effective Time. Trading Day shall mean any day on which securities are traded on the New York Stock Exchange.

      (iii) Parent shall take all necessary action to provide that, at the Effective Time, for each Company employee and director holding a Company Option who does not elect to accept a Substituted Option, each then outstanding Company Option will automatically be converted into an option ("Assumed Option") to acquire the Merger Consideration (including the cash payment to be made pursuant to Section 2.2(d) in lieu of a fraction of a Parent Common Share), and the per share exercise price shall be appropriately adjusted, as if such Company Option had been exercised immediately prior to the Effective Time.

      (iv) Except as provided above, the terms and conditions of the Substituted Options and the Assumed Options shall be the same as the terms of the Company Options and the existing individual agreements with the holders thereof.

  (g) If the Effective Time occurs prior to the payment of 2001 annual bonuses to employees as provided in Section 5.1(b)(xi), the Surviving Corporation shall pay such bonuses as set forth on a schedule delivered by Company to Parent prior to Closing. The aggregate amount of 2001 annual bonuses set forth on such schedule shall not exceed $3.4 million multiplied by (A) the quotient of the number of days of calendar 2001 elapsed prior to the Effective Time divided by
(B) 365. Bonuses set forth on the schedule shall be paid by the Surviving Corporation to employees who are parties to CIC Agreements (as defined in Section 6.10(a) hereof) on the Closing Date. All other employees listed on the schedule who do not prior thereto voluntarily terminate employment with the Surviving Corporation or who are not terminated by the Surviving Corporation for cause shall be paid their 2001 annual bonuses on or before February 15, 2002.

  Section 6.11 Reorganization. From and after the date hereof and until the Effective Time, none of Parent, the Company or any of their respective Subsidiaries shall knowingly (i) take any action, or fail to take any reasonable action, as a result of which the Merger would fail to qualify as a reorganization within the meaning of section 368(a) of the Code or (ii) enter into any contract, agreement, commitment or arrangement to take or fail to take any such action. Following the Effective Time, Parent shall not knowingly take any action or knowingly cause any action to be taken which would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

  Section 6.12 Public Statements. The parties will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

  Section 6.13 Fees and Expenses. Except as set forth in Section 8.5, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

  Section 6.14 Company Name and Trademarks. As soon as practicable after the Effective Time, the Surviving Corporation shall cease using the Company's name and logo in any manner. At the Effective Time, the Company shall assign its rights to such name to S. A. Louis Dreyfus et Cie or one or more of its affiliates subject to the terms of a licensing agreement permitting the Surviving Corporation to use the name and trademark for a limited transitional period not to exceed one year.

                                  ARTICLE VII
                                   CONDITIONS

  Section 7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

  (a) The Company Requisite Vote shall have been obtained.

  (b) The waiting period applicable to the consummation of the Merger shall have expired or been terminated under the HSR Act.

  (c) None of the parties hereto shall be subject to any decree, order or injunction of a court of competent jurisdiction, U.S. or foreign, which prohibits the consummation of the Merger; and no statute, rule or regulation shall have been enacted by any governmental authority of competent jurisdiction which prohibits or makes unlawful the consummation of the Merger.

  (d) The Registration Statement shall have become effective and no stop order with respect thereto shall be in effect and no proceedings for that purpose shall have been commenced or threatened by the SEC.

  (e) The Parent Common Shares to be issued pursuant to the Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

  Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment or waiver by the Company at or prior to the Closing Date of the following conditions:

  (a) (i) Parent shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and (ii) the representations and warranties of Parent and Sub contained in this Agreement and in any document delivered in connection herewith (A) to the extent qualified by Parent Material Adverse Effect or any other materiality qualification shall be true and correct and (B) to the extent not qualified by Parent Material Adverse Effect or any other materiality qualification shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date); provided that the condition set forth in clause (ii) shall be deemed to have been satisfied unless such breaches of representations and warranties (without regard to Parent Material Adverse Effect or any other materiality qualification or threshold), individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect; and the Company shall have received a certificate of Parent, executed on its behalf by its President or a Senior Vice President of Parent, dated the Closing Date, certifying to such effect.

  (b) The Company shall have received the opinion of Crowe & Dunlevy, counsel to the Company, in form and substance reasonably satisfactory to the Company, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which shall be furnished to Parent, to the effect that (i) the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Parent, Newco and the Company will be "parties" to a reorganization within the meaning of Section 368(b) of the Code, (ii) no gain or loss will be recognized by the Company in connection with the Merger and
(iii) a shareholder of the Company that is a United States Person (within the meaning of Section 7701(a)(30) of the Code) and that receives both (A) Parent Common Shares and (B) cash in the Merger in exchange for Company Shares will recognize realized gain only to the extent of the lesser of such realized gain or the cash received in the exchange (but will not recognize any loss). In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Company, Newco and Parent as to such matters as such counsel may reasonably request.

  Section 7.3 Conditions to Obligation of Parent to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment or waiver by Parent at or prior to the Closing Date of the following conditions:

  (a) (i) The Company shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date and (ii) the representations and warranties of the Company contained in this Agreement and in any document delivered in connection herewith (A) to the extent qualified by Company Material Adverse Effect or any other materiality qualification shall be true and correct and (B) to the extent not qualified by Company Material Adverse Effect or any other materiality qualification shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date); provided that the condition set forth in clause (ii) shall be deemed to have been satisfied unless such breaches of representations and warranties (without regard to Company Material Adverse Effect or any other materiality qualification or threshold), individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect; and Parent shall have received a certificate of the Company, executed on its behalf by its President or a Vice President of the Company, dated the Closing Date, certifying to such effect.

  (b) Parent shall have received the opinion of McGuireWoods LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Closing Date, a copy of which will be furnished to the Company, to the effect that (i) the Merger will qualify for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and Parent, Newco and the Company will be "parties" to a reorganization within the meaning of Section 368(b) of the Code and (ii) no gain or loss will be recognized in connection with the Merger by any corporation which is a party to the reorganization. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of the Company, Newco and Parent as to such matters as such counsel may reasonably request.

                                  ARTICLE VIII
                                  TERMINATION

  Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of the Company and Parent.

  Section 8.2 Termination by Parent or the Company. This Agreement may be terminated by action of the board of directors of the Company (upon payment of the Termination Amount (as defined below), if payable pursuant to Section 8.5(a)) or by action of the board of directors of Parent, if:

      (i) the Merger shall not have been consummated by March 31, 2002; provided that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date; provided further that such time period shall be tolled for any period during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger; or

      (ii) if the Company Requisite Vote shall not have been obtained at the Shareholders' Meeting (including adjournment and postponement thereof); or

      (iii) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (iii) shall have complied with Section 6.3 and with respect to other matters not covered by Section 6.3 shall have used its reasonable best efforts to remove such injunction, order or decree.

  Section 8.3 Termination by the Company. This Agreement may be terminated prior to the Effective Time, by action of the board of directors of the Company after consultation with its legal advisors, if:

      (i) prior to the Shareholders' Meeting, the Company receives a Superior Proposal as described in Section 6.1(a) and resolves to accept such Superior Proposal, but only if the Company has acted in all material respects in accordance with, and has otherwise complied in all material respects with the terms of, Section 6.1, including the notice provisions therein; provided that the Company has paid or concurrently pays Parent the sums required by Section 8.5(a) hereof; or

      (ii) (A) there has been a breach by Parent or Sub of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Parent or Sub shall have become untrue, in either case such that the conditions set forth in
  Section 7.2(a) will not be satisfied at the Closing Date and (B) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given to Parent by the Company; provided that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to the Company if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 7.3(a) will not be satisfied at the Closing Date.

    Section 8.4. Termination by Parent. This Agreement may be terminated at any time prior to the Effective Time, by action of the board of directors of Parent after consultation with its legal advisors, if:

       (i) the board of directors of the Company shall have withdrawn, modified or changed, in a manner adverse to Parent, the board's approval or recommendation of the Merger or recommended approval of a Company Acquisition Proposal, or resolved to do any of the foregoing;

      (ii) the Company shall have breached Section 6.1 in any material respect, and Parent shall have been adversely affected thereby; or

      (iii) (A) there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) will not be satisfied at the Closing Date and (B) such breach is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by Parent to the Company; provided that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to Parent if it, at such time, is in material breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 7.2(a) will not be satisfied at the Closing Date.

    Section 8.5.  Effect of Termination.

    (a) If this Agreement is terminated (i) by the Company or Parent pursuant to clause (i) or (ii) of Section 8.2 or clause (iii) of section 8.4 and (A) (1) in the case of a termination pursuant to clause (i) of Section 8.2 or clause (iii) of Section 8.4, such termination results from the breach by the Company in a material respect of any of its material agreements or covenants set forth in this Agreement and at the time of such breach, any person shall have made a Company Acquisition Proposal that had become public and then remained pending or shall have publicly announced and not withdrawn an intention (whether or not conditional) to make a Company Acquisition Proposal, or (2) in the case of a termination pursuant to clause (ii) of Section 8.2, at the time of the Shareholders' Meeting, any person shall have made a Company Acquisition Proposal that had become public and then remained pending or shall have publicly announced and not withdrawn an intention (whether or not conditional) to make a Company Acquisition Proposal, (B) Parent was not in material breach of this Agreement, (C) the condition set forth in Section 7.1(a) was not satisfied at the time of such termination, (D) the board of directors at no time withdrew, modified or changed, in any manner adverse to Parent, the board's approval or recommendation of the Merger or recommended approval of a Company Acquisition Proposal, or resolved to do any of the foregoing and (E) within 12 months after such termination the Company shall consummate or enter into a definitive agreement which is ultimately consummated with the proponent of such Company Acquisition Proposal or with another party pursuant to a proposal which is superior to such proposal, (ii) by the Company pursuant to clause (i) of Section 8.3 or (iii) by Parent pursuant to clause (i) or (ii) of Section 8.4; then, the Company shall pay Parent $70 million (the "Termination Amount") upon termination of this Agreement. All payments shall be made in cash by wire transfer to an account designated by Parent on (1) in the case of clause 8.5(a)(ii) the date of termination of this Agreement, (2) in the case of clause 8.5(a)(iii), the date which is the third business day following the date of termination of this Agreement if this Agreement is terminated by Parent, and (3) in the case of clause 8.5(a)(i), the date on which the Company Acquisition Proposal referred to in clause (E) thereof is consummated. The Company acknowledges that the agreements contained in this Section 8.5(a) are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 8.5(a), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 8.5(a), the Company shall pay to Parent its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on such amount from the date payment was required to be made until the date such payment is actually made at the annual prime lending rate of Citigroup, N.A. in effect from time to time from the date such payment was required to be made, plus one percent (1%).

    (b) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 8.5 and Sections 3.21, 4.8, 6.13 and the provisions of the Parent/Company Confidentiality Agreement and except for the provisions of Article IX, provided that nothing herein shall relieve any party from any liability for any breach by such party of any of its covenants or agreements set forth in this Agreement and all rights and remedies of such non-breaching party under this Agreement in the case of such a breach, at law or in equity, shall be preserved.

  Section 8.6 Extension; Waiver. At any time prior to the Effective Time, each party may by action taken by its board of directors, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                   ARTICLE IX
                               GENERAL PROVISIONS

  Section 9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger; provided that the agreements contained in Article II and in Sections 6.8, 6.9, 6.10, 6.11, 6.13 and 6.14 and this Article IX and the agreements delivered pursuant to this Agreement shall survive the Merger, unless otherwise provided herein.

  Section 9.2 Notices. All notices required to be given hereunder shall be in writing and shall be deemed to have been given if (i) delivered personally or by documented courier or delivery service, (ii) transmitted by facsimile during normal business hours or (iii) mailed by registered or certified mail (return receipt requested and postage prepaid) to the following listed persons at the addresses and facsimile numbers specified below, or to such other persons, addresses or facsimile numbers as a party entitled to notice shall give, in the manner hereinabove described, to the others entitled to notice:

  (a) if to Parent or Sub:

     Dominion Resources, Inc.
     120 Tredegar Street
     Richmond, Virginia 23219
     Attention: James F. Stutts
                Vice President and General Counsel
     Facsimile No.: 804-819-2233

     with a copy to:

     McGuireWoods LLP
     One James Center
     Richmond, Virginia 23219
     Facsimile: 804-775-1061
     Attention: Leslie A. Grandis

  (b) if to the Company:

     Louis Dreyfus Natural Gas Corp.
     14000 Quail Springs Parkway, Suite 600
     Oklahoma City, Oklahoma 73114
     Facsimile: 405-748-2789
     Attention: Mark E. Monroe

     with a copy to:

     Crowe & Dunlevy
     1800 Mid-America Tower
     Oklahoma City, Oklahoma 73102
     Facsimile: 405-272-5238
     Attention: Michael M. Stewart

  If given personally or by documented courier or delivery service, or transmitted by facsimile, a notice shall be deemed to have been given when it is received. If given by mail, it shall be deemed to have been given on the third business day following the day on which it was posted.

  Section 9.3 Assignment; Binding Effect; Benefit. Except as provided in
Section 1.1 hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 6.9, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

  Section 9.4 Entire Agreement. This Agreement, the Gas Sale Agreement between Louis Dreyfus Natural Gas Corp. and Dominion Exploration and Production, Inc. dated as of the date of this Agreement, the Parent/Company Confidentiality Agreement (other than the third paragraph thereof, which are hereby terminated and of no further force or effect), the exhibits to this Agreement, the Company Disclosure Letter and the Parent Disclosure Letter constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

  Section 9.5 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their boards of directors, at any time before or after approval of matters presented in connection with the Merger by the shareholders of the Company, but after any such shareholder approval, no amendment shall be made which by law requires the further approval of shareholders of the Company without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

  Section 9.6 Governing Law. Except to the extent that the OGCA or the DGCL governs this Agreement, this agreement shall be governed by and construed in accordance with the laws of the State of New York regardless of laws that might otherwise govern under applicable principles of conflicts of laws.

  Section 9.7 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

  Section 9.8 Counterparts; Facsimile Transmission of Signatures. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party hereto elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other parties hereto within ten days of the date hereof, but in no event will the failure to do so affect in any way the validity of the facsimile signature or its delivery.

  Section 9.9 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

  Section 9.10 Interpretation. In this Agreement:

  (a) Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

  (b) The words "include", "includes" and "including" are not limiting.

  (c) The phrase "to the knowledge of" and similar phrases relating to knowledge of the Company or Parent, as the case may be, shall mean the actual knowledge of its executive officers.

  (d) "Material Adverse Effect" with respect to the Company or Parent shall mean a material adverse effect on or change in (i) the business, assets and liabilities (taken together) or financial condition of a party and its Subsidiaries on a consolidated basis or (ii) the ability of the party to consummate the transactions contemplated by this Agreement or fulfill the conditions to closing set forth in Article VII; provided that (x) any adverse effect or change that is caused by or results from conditions affecting the United States economy generally or the economy of any nation or region in which the Company or Parent, as the case may be, or any of their Subsidiaries conducts business on a consolidated basis, (y) any adverse effect or change that is caused by or results from conditions generally affecting the industries (including the natural gas industry) in which the Company or Parent, as the case may be, conducts its business, including, without limitation, the price of natural gas and (z) any adverse effect or change that is caused by or results from the announcement or pendency of this Agreement, the Merger or the transactions contemplated hereby, shall not be taken into account in determining whether there has been a "Material Adverse Effect" with respect to the Company or Parent, as the case may be.

  (e) "Person" or "person" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization.

  (f) "Subsidiary" when used with respect to any person means any person, whether incorporated or unincorporated, of which such person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization (or 50% or more of its equity interests), or any organization of which such party is a general partner.

  Section 9.11 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

  Section 9.12 Incorporation of Exhibits. The Company Disclosure Letter, the Parent Disclosure Letter and all exhibits attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

  Section 9.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

  Section 9.14 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court with jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

  Section 9.15 Obligation of Sub. Whenever this Agreement requires Sub (or its successors) to take any action prior to the Effective Time, such requirement shall be deemed to include an undertaking on the part of Parent to cause Sub to take such action and a guarantee of the performance thereof.

                                                                       EXHIBIT A

                       TO AGREEMENT AND PLAN OF MERGER (AS AMENDED AND RESTATED)

    , 200

Dominion Resources, Inc
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Patricia A. Wilkerson:

  I have been advised that as of the date hereof, I may be deemed to be an "affiliate" of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Company"), as such term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of September 9, 2001, as it may be amended, supplemented or modified from time to time (the "Merger Agreement"), among the Company, Dominion Resources, Inc., a Virginia corporation ("Parent"), and Consolidated Natural Gas Company ("Sub"), a Delaware corporation, the Company will be merged into Sub (the "Merger"). Capitalized terms used herein but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

  In consideration of the agreements contained herein, Parent's reliance on this letter in connection with the consummation of the Merger and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, I hereby represent, warrant and agree that I will not make any sale, transfer or other disposition of any Parent Common Shares received by me pursuant to the Merger in violation of the Securities Act or the Rules and Regulations thereunder. I have been advised that the issuance of the Parent Common Shares pursuant to the Merger will have been registered with the Commission under the Securities Act on a Registration Statement on Form S-4. I have also been advised, however, that since I may be deemed to be an affiliate of the Company at the time the Merger was submitted for a vote of the shareholders of the Company, the Parent Common Shares received by me may be disposed by me only (i) pursuant to an effective registration under the Securities Act, (ii) in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Securities Act or (iii) in reliance upon an exemption from registration that is available under the Securities Act.

  I also understand that instructions will be given to Parent's transfer agent with respect to the Parent Common Shares to be received by me pursuant to the Merger and that there will be placed on the certificates representing such Parent Common Shares, or any substitutes therefor, a legend stating in substance as follows:

  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLIES AND MAY ONLY BE SOLD OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH THE REQUIREMENTS OF RULE 145 OR PURSUANT TO A REGISTRATION STATEMENT UNDER THAT ACT OR AN EXEMPTION FROM SUCH REGISTRATION."

  It is understood and agreed that the legend set forth above shall be removed upon surrender of certificates bearing such legend by delivery of substitute certificates without such legend after one year has elapsed from the consummation date of the Merger or prior thereto, if I shall have delivered to Parent an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that (i) the sale or disposition of the shares represented by the surrendered certificates may be effected without registration of the offering, sale and delivery of such shares under the Securities Act, and (ii) the shares to be so transferred may be publicly offered, sold and delivered by the transferee thereof without compliance with the registration provisions of the Securities Act.

  I further understand and agree that Parent is under no obligation to register the sale, transfer or other disposition of the Parent Common Shares by me or on my behalf under the Securities Act.

  Execution of this letter should not be considered an admission on our part that I am an "affiliate" of the Company as described in the first paragraph of this letter, or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

  This letter agreement constitutes the complete understanding between Parent and me concerning the subject matter hereof. Any notice required to be sent to either party hereunder shall be sent by registered or certified mail, return receipt requested, using the addresses set forth herein or such other address as shall be furnished in writing by the parties. This letter agreement shall be governed by and construed and interpreted in accordance with the laws of the State of New York.

  If you are in agreement with the foregoing, please so indicate by signing below and returning a copy of this letter to the undersigned, at which time this letter shall become a binding agreement between us.

                               Very truly yours,

Accepted this      day of

 .............................

DOMINION RESOURCES, INC.

By:..........................

Name:........................

Title:.......................

                                                                         ANNEX B
                        PRINCIPAL SHAREHOLDERS AGREEMENT

  This PRINCIPAL SHAREHOLDERS AGREEMENT (this "Agreement") dated as of September 9, 2001, is made by and among Dominion Resources, Inc., a Virginia corporation ("Parent"), and Louis Dreyfus Commercial Activities Inc., Louis Dreyfus Natural Gas Holdings Corp. ("NGHC") and L.D. Fashions Holdings Corp. (each a "Shareholder" and collectively, the "Shareholders"), shareholders of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Company").

                                    RECITALS

  A. Simultaneously herewith Parent is entering into an Agreement and Plan of Merger among Parent, Consolidated Natural Gas Company, a Delaware corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company dated as of September 9, 2001 (the "Merger Agreement").

  B. The Merger Agreement provides for (i) the merger (the "Merger") of the Company with and into Sub. Pursuant to the Merger, the holders of the outstanding capital stock of the Company will receive the applicable consideration set forth in the Merger Agreement. Upon consummation of the Merger, the company will be a wholly owned subsidiary of Parent.

  C. Each Shareholder owns of record and beneficially the number of shares of common stock, $0.01 par value, of the Company (the "Company Shares") set opposite its name on Annex A hereto.

  D. As a condition to its willingness to enter into the Merger Agreement, Parent has required that each Shareholder agree, and each Shareholder has agreed, among other things, to execute and deliver this Agreement with respect to the Company Shares now owned or in the future acquired by each such Shareholder (all such shares, including those now owned and those acquired in the future being referred to herein as the "Shares"), on the terms and conditions provided for herein.

  E. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

  NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and agreements herein contained, the parties hereto agree as follows:

  Section 1. Agreement to Vote the Shares. Each Shareholder, in its capacity as such, hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms (the "Voting Period"), at any meeting (or any adjournment or postponement thereof) of the holders of any class or classes of the capital stock of the Company, called with respect to any of the following or in connection with the written consent of the holders of any class or classes of the capital stock of the Company with respect to any of the following, it shall vote (or cause to be voted) its Shares (x) in favor of the approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that to the knowledge of such Shareholder would constitute a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or of such Shareholder under this Agreement, and (z) except as otherwise agreed to in writing in advance by Parent, against the following actions or proposals (other than the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries and any Company Acquisition Proposal; (ii) a sale, lease or transfer of a significant part of the assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries (each of the actions in clauses (i) or (ii), a "Business Combination"); and (iii) (A) any change in the persons who constitute the board of directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of the date of this Agreement (or their successors who were so approved); (B) any change in the present capitalization of the Company or any amendment of the Company's articles or incorporation or bylaws; (C) any other material change in the Company's corporate structure or business; or (D) any other action or proposal involving the Company or any of its subsidiaries that is intended, or to the knowledge of such Shareholder would reasonably be expected, to prevent, impede, or materially interfere with, delay or postpone the transactions contemplated by the Merger Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Shareholder agrees not to enter into any agreement, letter of intent, agreement in principle or understanding with any person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and agreements contained in this Agreement or the Merger Agreement.

  Section 2. Grant of Irrevocable Proxy. Each Shareholder, in its capacity as such, hereby irrevocably appoints Parent or any designee of Parent the lawful agent, attorney and proxy of each such Shareholder, during the Voting Period (which proxy shall be automatically revoked without any further action on the part of such Shareholder at the end of the Voting Period) at any meeting of the shareholders of the Company, called with respect to any of the following or in connection with any written consent of the shareholders of the Company with respect to any of the following, to vote (or cause to be voted) the Shares held of record or beneficially by such Shareholder (a) in favor of the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, this Agreement and any actions required in furtherance hereof and thereof; (b) against any action or agreement that to the knowledge of such Shareholder would constitute a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (c) against the actions or proposals

(other than the transactions contemplated by the Merger Agreement) described in clause (z) of Section 1. Each Shareholder intends this proxy to be irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by it with respect to its Shares. Each Shareholder shall not during the term of this Agreement purport to vote (or execute a consent with respect to) its Shares in connection with any of the matters specified in clauses (a), (b) or (c) of this Section 2 (the "Specified Matters") (other than through this irrevocable proxy) or grant any other proxy or power of attorney with respect to any of its Shares in respect of the Specified Matters, deposit any of its Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of its Shares in connection with any of the Specified Matters.

  Section 3. Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as follows:

    (a) Due Authorization; Binding Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

    (b) No Conflicts. Except for (i) filings under the HSR Act, if applicable,
(ii) the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) the applicable requirements of state securities, takeover or Blue Sky laws and (iv) such notifications, filings, authorizing actions, orders and approvals as may be required under other laws, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by Parent and the consummation by each of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by Parent nor the consummation by it of the transactions contemplated hereby nor compliance by it with any of the provisions hereof shall (1) conflict with or result in any breach of any provision of its certificate of incorporation or by-laws (or similar documents), (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be bound or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, except in the case of (2) or (3) for violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder.

    (c) Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of Commonwealth of Virginia and has all requisite corporate power and authority to execute and deliver this Agreement.

  Section 4. Representations and Warranties of the Shareholders. Except in the case of NGHC with respect to the terms of the Grant of Security Interests, dated as of September 8, 1999, from NGHC to the judgment creditor named therein referred to in Amendment No. 6 to Schedule 13D dated July 5, 2000 filed by the Shareholders with the Securities and Exchange Commission and the documents related thereto (the "Judgment Documents"), each Shareholder hereby severally and not jointly represents and warrants to Parent as follows:

    (a) Ownership of Shares. Such Shareholder is the owner of the number of Shares set forth opposite its name on Annex A hereto and has the power to vote and dispose of such Shares.

    (b) Due Authorization; Binding Agreement. The execution and delivery of this Agreement by such Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of such shareholder and no other corporate proceedings on the part of any such Shareholder is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes a valid and binding agreement of each such Shareholder enforceable against each such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors' rights generally and (ii) is subject to general principles of equity.

    (c) No Conflicts. Except for (i) filings under the HSR Act, if applicable,
(ii) the applicable requirements of the Exchange Act and the Securities Act,
(iii) the applicable requirements of state securities, takeover or Blue Sky laws, (iv) such notifications, filings, authorizing actions, orders and approvals as may be required under other laws, (A) no filing by any Shareholder with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by any Shareholder and the consummation by any such Shareholder of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by any Shareholder nor the consummation by any Shareholder of the transactions contemplated hereby nor compliance by any Shareholder with any of the provisions hereof shall (1) conflict with or result in any breach of any provision of the certificate of incorporation, by-laws, trust or charitable instruments (or similar documents) of any such Shareholder, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which any such Shareholder is a party or by which it or any of its properties or assets may be bound or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to any such Shareholder or any of its properties or assets, except in the case of (2) or
(3) for violations, breaches or defaults which individually or in the aggregate would not reasonably be expected to materially adversely affect the ability of any such Shareholder to perform its obligations hereunder.

  Section 5. Certain Covenants of the Shareholders. Each Shareholder, severally and not jointly, hereby covenants and agrees as follows:

    (a) No Solicitation. During the term of this Agreement, each Shareholder will not and will not authorize and will use its reasonable best efforts to cause its officers, directors, employees, representatives and agents in their respective capacities as shareholders of the Company not to, directly or indirectly, solicit, facilitate, participate in or initiate any inquiries or the making of any proposal by any person or entity (other than Parent) which constitutes, or may reasonably be expected to lead to any sale of the Shares or any Company Acquisition Proposal, except to the extent that such action is taken by such Shareholder or such other persons in connection with or relating to actions permitted to be taken by the Company in compliance with Section 6.1 of the Merger Agreement. If any Shareholder, or any officer, director, employee, representative or agent of such Shareholder, receives an inquiry or proposal with respect to the sale of Shares, then such Shareholder shall promptly inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. Each Shareholder shall, and shall cause its respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

    (b) Restriction on Transfer, Proxies and Non-Interference. Each Shareholder hereby agrees, from the date hereof through the earlier of (x) the Closing Date or (y) termination of this Agreement pursuant to Section 13(f) hereof, and except as contemplated hereby and except for pledges in existence as of the date hereof, not to (i) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of its Shares (except for a transfer to an affiliate of such Shareholder who agrees to be bound by the terms of this Agreement, a "Permitted Transferee") or (ii) grant any proxies in connection with Specified Matters, deposit its Shares into a voting trust or enter into a voting agreement with respect to its Shares or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, interfering with or adversely affecting the performance by such Shareholder of its obligations under this Agreement.

  Section 6. Legend. Each Shareholder shall promptly cause the following legend to be conspicuously noted on each certificate representing its Shares:

       "The shares represented by this certificate are subject to a Principal Shareholders Agreement dated as of September 9, 2001. The Principal Shareholders Agreement restricts the transferability of the shares represented by this certificate and includes a voting agreement and an irrevocable proxy to vote the shares represented by this certificate."

  Section 7 Further Assurances. From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to effectuate the transactions contemplated by this Agreement.

  Section 8. Fiduciary Duties. Nothing in this Agreement shall prevent any officer, director, employee, representative or agent of any Shareholder from taking any action which is required in such person's good faith judgment to fulfill his or her fiduciary duties as a director of the Company in his or her capacity as such.

  Section 9. Lockup. Each Shareholder agrees it will not, prior to the date which is ninety (90) days after the Closing Date (as defined in the Merger Agreement) (the "Lockup Date") offer to sell, grant any option for the sale of, or otherwise dispose of any of the common shares of Parent, no par value, received by such Shareholder in the Merger ("Parent Common Shares") other than to a Permitted Transferee. From and after the Lockup Date through the date which is one year after the Lockup Date, the Shareholders agree that without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), they collectively will not, directly or indirectly sell, offer to sell, grant any option for the sale of, or otherwise dispose of in excess of 10% of the aggregate number of Parent Common Shares received by the Shareholders in the Merger during any calendar month, except to a Permitted Transferee.

  Section 10. Rule 145; Parent Common Shares Legends. Parent shall be entitled to place restrictive legends relating to the transfer restrictions imposed by Rule 145 under the Securities Act and this Agreement on the certificates representing the Parent Common Shares received by the Shareholders, and Parent will provide each Shareholder with certificates without such legends on request in connection with transfers in compliance with Rule 145 or when such transfer restrictions cease to be applicable to such Shareholder.

  Section 11. Judgment Documents. Nothing contained in this Agreement is intended to constitute an agreement to violate the Judgment Documents. NGHC agrees to use reasonable best efforts to substitute as promptly as is practicable other collateral for the Shares securing its obligations under the Judgment Documents and to obtain the release of the Shares thereunder.

  Section 12. Trading Restrictions. The Shareholders agree that for the five full trading days immediately following the parties' execution of this Agreement, neither the

Shareholders nor any person affiliated with the Shareholders will sell physical gas contracts or gas-related financial derivatives in excess of fifty (50) NYMEX gas contracts equivalents per month for the calendar years 2002 and 2003.

  Section 13. Miscellaneous.

    (a) Entire Agreement; Assignment. This Agreement, together with the Merger Agreement dated the date hereof, (i) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) shall not be assigned by operation of law or otherwise, provided that Parent may assign its rights and obligations hereunder to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent of its obligations hereunder if such assignee does not perform such obligations.

    (b) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each Shareholder and Parent.

    (c) Publication. Each Shareholder hereby consents to disclosure in the Proxy Statement/Prospectus (including all documents and schedules filed with the SEC) and press releases with respect to the Merger in accordance with the Merger Agreement, the identity of such Shareholder and ownership of its Shares and the nature of its commitments, arrangements and understandings pursuant to this Agreement. Parent agrees to give each Shareholder a reasonable opportunity to review the disclosures referenced in the immediately preceding sentence.

    (d) Notices. All notices required to be given hereunder shall be in writing and shall be deemed to have been given if (i) delivered personally or by documented courier or delivery service, (ii) transmitted by facsimile during normal business hours or (iii) mailed by registered or certified mail (return receipt requested and postage prepaid) to the following listed persons at the addresses and facsimile numbers specified below, or to such other persons, addresses or facsimile numbers as a party entitled to notice shall give, in the manner hereinabove described, to the others entitled to notice:

  If to any Shareholder, to the persons listed opposite the name of such Shareholder on Annex A hereto.

     If to Parent, to:

     Dominion Resources, Inc.
     120 Tredegar Street
     Richmond, Virginia 23219
     Attention: James F. Stutts
                Vice President and General Counsel
     Facsimile No.: 804-819-2233
     with a copy to:

     McGuireWoods LLP
     One James Center
     901 E. Cary Street
     Richmond, Virginia 23219
     Attention: Leslie A. Grandis
     Facsimile No.: 804-775-1061

If given personally or by documented courier or delivery service, or transmitted by facsimile, a notice shall be deemed to have been given when it is received. If given by mail, it shall be deemed to have been given on the third business day following the day on which it was posted.

    (d) Governing Law. Except to the extent that the OGCA applies with respect to issues of corporate mechanics because the Company is an Oklahoma corporation, this Agreement shall be governed in all respects by the laws of the State of New York without regard to any laws or regulations relating to choice of laws (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

    (e) Cooperation as to Regulatory Matters. If so requested by Parent, promptly after the date hereof, each Shareholder will use its reasonable commercial efforts to make all filings that are required to be made by such Shareholder under the HSR Act or other regulatory approvals required in connection with the transactions contemplated hereby.

    (f) Termination. This Agreement shall terminate on the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms; provided that Sections 1 and 2 of this Agreement shall terminate, and the Voting Period shall be deemed to have ended, as to any Shares held by any Shareholder in excess of the number of Shares set forth after such Shareholder's name under the heading "Minimum Shares" on Annex A in the event the board of directors of the Company in the exercise of its fiduciary duties withdraws, modifies or changes in any manner adverse to Parent its recommendation of the Merger and, provided further, that if this Agreement shall terminate as a result of the occurrence of the Effective Time, the agreements set forth in Section 9 shall survive the Effective Time for the time periods provided in Section 9 and the agreements set forth in Sections 10 and 11 shall survive the Effective Time.

    (g) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore, each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

    (h) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other right, power or remedy by such party.

    (i) Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

    (j) Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same agreement. If any party hereto elects to execute and deliver a counterpart signature page by means of facsimile transmission, it shall deliver an original of such counterpart to each of the other parties hereto within ten days of the date hereof, but in no event will the failure to do so affect in any way the validity of the facsimile signature or its delivery.

    (k) Headings. Headings of the Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

    (l) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                                 [END OF PAGE]

                            [SIGNATURE PAGE FOLLOWS]

  IN WITNESS WHEREOF, this Agreement has been executed by or on behalf of each of the parties hereto, all as of the date first above written.

                                        DOMINION RESOURCES, INC.

                                        By: /s/ Thos E. Capps
                                           ____________________________________
                                        Name: Thos. E. Capps
                                        Title: Chairman, President and Chief
                                             Executive Officer

                                        LOUIS DREYFUS COMMERCIAL ACTIVITIES
                                         INC.

                                        By: /s/ Ernest F. Steiner
                                           ____________________________________
                                        Name: Ernest F. Steiner
                                        Title:

                                        LOUIS DREYFUS NATURAL GAS HOLDINGS
                                         CORP.

                                        By: /s/ Robert L. Bryant
                                           ____________________________________
                                        Name: Robert L. Bryant
                                        Title: President

                                        L.D. FASHIONS HOLDINGS CORP.

                                        By: /s/ Robert L. Bryant
                                           ____________________________________
                                        Name: Robert L. Bryant
                                        Title: President

                                    ANNEX A TO PRINCIPAL SHAREHOLDERS AGREEMENT

                       Total Number
 Name of Shareholder    of Shares   Minimum Shares     Notice Information
 -------------------   ------------ --------------     ------------------
Louis Dreyfus              750,000      500,000    10 Westport Road
Commercial                                         Wilton, CT 06897-0810
Activities Inc.                                    Attn: Andrew J. Connelly
                                                   Fax: (203) 761-8321

Louis Dreyfus Natural   11,000,000    7,300,000    Baynard Building
Gas Holdings Corp.                                 Suite 210E
                                                   3411 Silverside Road
                                                   Wilmington, DE 19810-4808
                                                   Attn: Robert L Bryant
                                                   Fax: (302) 477-1561

                                                   with a copy to:
                                                   Simpson Thacher & Bartlett
                                                   425 Lexington Avenue
                                                   New York, NY 10017
                                                   Attn: Robert E. Spatt, Esq.
                                                   Fax: (212) 455-2502

L.D. Fashions            7,400,000    4,900,000    Baynard Building
Holdings Corp.                                     Suite 210E
                                                   3411 Silverside Road
                                                   Wilmington, DE 19810-4808
                                                   Attn: Robert L Bryant
                                                   Fax: (302) 477-1561

                                                   with a copy to:
                                                   Simpson Thacher & Bartlett
                                                   425 Lexington Avenue
                                                   New York, NY 10017
                                                   Attn: Robert E. Spatt, Esq.
                                                   Fax: (212) 455-2502

                                                                         ANNEX C

                                                               September 9, 2001

Board of Directors
Louis Dreyfus Natural Gas Corp.
14000 Quail Springs Parkway
Suite 600
Oklahoma City, OK 73134

Members of the Board:

  We understand that Louis Dreyfus Natural Gas Corp. (the "Company") is considering entering into a transaction (the "Proposed Transaction") with Dominion Resources, Inc. ("Dominion"), pursuant to which (i) the Company will merge with and into a wholly-owned subsidiary of Dominion ("Merger Sub"), with Merger Sub continuing as the surviving corporation, and (ii) upon the effectiveness of the merger, each share of the Company's common stock will be converted into the right to receive $20.00 in cash and 0.3226 shares of Dominion common stock. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger between the Company, Dominion and Merger Sub (the "Agreement") and the Principal Shareholders Agreement between certain of the Company's significant shareholders and Dominion (the "Principal Shareholders Agreement"). We further understand that in addition to the Proposed Transaction, the Company will enter into a gas sale agreement with Dominion pursuant to which the Company will sell 48 billion cubic feet of 2002 production at prevailing prices in the natural gas futures market to Dominion (the "Gas Sale Agreement").

  We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision (i) to proceed with or effect the Proposed Transaction or (ii) to enter into the Gas Sale Agreement.

  In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, the Principal Shareholders Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and Dominion that we believe to be relevant to our analysis, including Annual Reports on Form 10-K for the fiscal year ended December 31, 2000 and Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2001, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, (4) financial and operating information with respect to the business, operations and prospects of Dominion furnished to us by Dominion, (5) certain estimates prepared by the Company of the Company's proved and non-proved reserves and future production, revenue, operating costs and capital investment (the "Company Estimates"), (6) certain estimates of the Company's proved reserves audited by Ryder Scott Company, the Company's third party reserve engineers ("Ryder Scott Estimates"),
(7) a trading history of the common stock of the Company and Dominion from September 5, 2000 to the present and a comparison of those trading histories with each other and with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of the Company and Dominion with each other and with those of other companies that we deemed relevant, (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (10) earnings estimates for the Company and Dominion published by research analysts, (11) the potential pro forma effects of the Proposed Transaction on the future financial performance of Dominion, including the cost savings, operating synergies and strategic benefits expected to result from a combination of the businesses of the Company and Dominion, and (12) discussions with third parties by the Company and Lehman Brothers regarding such third parties' interest in a purchase of all or a part of the Company's business. In addition, we have had discussions with the managements of the Company and Dominion concerning their respective businesses, operations, assets, financial condition, prospects, reserves, production profiles and exploration programs and have undertaken such other studies, analyses and investigations as we deemed appropriate.

  In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of the Company and Dominion that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections for the Company and the Company Estimates, upon advice of the Company, we have assumed that such projections and estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of the Company and that the Company will perform substantially in accordance with such projections and estimates. With respect to the financial projections of Dominion, upon advice of Dominion and the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Dominion's management as to the future financial performance of Dominion and that Dominion will perform substantially in accordance with such projections. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Dominion and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Dominion, other than the Ryder Scott Estimates. Upon advice of the Company and its legal and accounting advisors, we have assumed the stockholders of the Company will recognize gain only to the extent of the lesser of such gain or the cash received (but will not recognize loss). Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

  In arriving at our opinion, you have not authorized us to formally solicit, and we have not so solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. In addition, we have not been requested to and do not express any opinion as to the prices at which shares of Dominion's common stock may trade following the announcement or consummation of the Proposed Transaction.

  Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

  We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company and Dominion in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and Dominion for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

  This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS INC.

                                                                         ANNEX D

              SECTION 1091 OF THE OKLAHOMA GENERAL CORPORATION ACT

  A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and "depository receipt" means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988,

  B.1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be affected pursuant to the provisions of Section 1081, other than a merger effected pursuant to subsection G of
Section 1081, and Sections 1082, 1086, 1087, 1090.1 or 1090.2 of this title.

  2.a. No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

     (1) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.;

     or

     (2) held of record by more than two thousand holders.

     No appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection G of Section 1081 of this title.

  b. In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in subsection F of Section 1081 of this title.

  3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Sections 1081, 1082, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

  a. shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

  b. shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand holders, or

  c. cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

  d. any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

  4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

  C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

  D. Appraisal rights shall be perfected as follows:

  1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

  2. If the merger or consolidation is approved pursuant to the provisions of
Section 1073 or 1083 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all of the shares of the class or series of stock of the constituent corporation, and shall include in such notice a copy of this section; provided, if the notice is given on or after the effective date of the merger or consolidation, the notice shall be given by the surviving or resulting corporation to all the holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or consolidation. Any shareholder entitled to appraisal rights may, within twenty
(20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the holder's shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder's shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

  a. each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

  b. the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders; provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty
(120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder's written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

  F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and by publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

  G. At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder.

  H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

  I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled hereto. Interest may be simple or compound, as the court may direct. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

  J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

  K. From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just.

  L. The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.